Exhibit 99.1

November 20, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Third Quarter 2013 Financial Report

Below please find the Company’s Third Quarter 2013 Financial Report as originally filed in Israel on November 20, 2013, translated into English.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Financial Reports as of September 30, 2013

Directors’ Report on the State of the Company’s Affairs

Update to the Description of the Company’s Business

Condensed Interim Consolidated Financial Statements

Separate Financial Statements of the Company

Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in Accordance with Israeli Regulation 38C (a)

Financial Statements of Equity-Accounted Investee

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended September 30, 2013

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended September 30, 2013 (the “Reporting Period”):

1.	The Company and its Operations

1.1.	Introduction

The Company, through its investees1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses primarily on the supermarket-anchored shopping centers sector in urban growth regions. In addition, the Group operates in the medical office buildings sector in the U.S., as well as in development and construction of primarily residential projects in Israel and Eastern Europe. Furthermore, the Group continues to explore and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields (including with partners), both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trade on the Tel Aviv Stock Exchange Ltd (“TASE” or the “TA Stock Exchange”), on the New York Stock Exchange (“NYSE”) and, since October 2013, also on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Company’s policy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Company management believes that the long-term ownership of its properties, together with the implementation of this policy, will increase the return for shareholders.

1.2.	Group Properties

As of September 30, 2013 (the “Reporting Date”), the Group owns and manages 584 properties, as follows:

•	561 shopping centers and medical office buildings of various sizes

•	10 shopping centers under development

•	13 other properties

The above properties have a gross leasable area (“GLA”) of 6.7 million square meters. The properties are presented in the Company’s books at their fair value of NIS 57.0 billion (NIS 76.9 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of partly-owned properties managed by the Group) and generate gross annual rental income (based on gross annual rents from owned properties and based on currency exchange rates as of September 30, 2013) of NIS 5.0 billion (NIS 6.7 billion, assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the rental income from the partly-owned properties managed by the Group).

[1]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

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In the U.S., the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of September 30, 2013, the Company owns 45.2% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida and Atlanta, and in the northeastern United States, mainly in the area of New York State, in Boston, Massachusetts, and in Connecticut, and on the West Coast of the U.S., mainly in California. EQY owns1 144 income-producing properties (136 shopping centers and 8 other properties), with a total GLA of 1.7 million square meters, as well as one shopping center under development. In addition, EQY partly owns, through joint ventures (10%/20%), and manages 12 shopping centers and another income-producing property in the U.S., with a total GLA of 177 thousand square meters.

The Company also operates in the United States through ProMed Properties Inc. (“ProMed”) (100%), which is engaged in the medical office buildings sector and owns 16 medical office buildings in the U.S., with a total GLA of 136 thousand square meters.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the TSX. As of September 30, 2013 the Company holds 45.3% of FCR’s share capital. FCR’s properties are located primarily in the provinces of Ontario, Quebec, Alberta, and British Columbia. FCR owns1 160 shopping centers in Canada, with a total GLA of 2.2 million square meters and 4 shopping centers under development.

In Brazil, the Company operates through Gazit Brazil Ltda. (“Gazit Brazil”) (100%), which is engaged in the acquisition, development, and management of shopping centers in Brazil. As of September 30, 2013, Gazit Brazil owns four commercial income-producing properties with a GLA of 32 thousand square meters and one commercial property designated for development.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of September 30, 2013, the Company owns 49.3% of CTY’s share capital. CTY operates in Finland, Sweden, Estonia, Lithuania and Denmark and owns1 72 shopping centers and other retail properties of various sizes, with a total GLA of 1.1 million square meters and one shopping center under development.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”) – a jointly controlled company that is presented according to the equity method and listed on the Vienna Stock Exchange and on the NYSE Euronext Stock Exchange, Amsterdam. As of September 30, 2013, the Company owns 39.9%2 of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Russia and Slovakia. It owns 156 income-producing shopping centers and other retail properties of various sizes, with a total GLA of 1.3 million square meters. It also has one property under development and 35 plots of lands for future development. For details regarding the acquisition of an additional 20.4 million ATR shares by the Company from investors from the CPI Group, refer to Note 3.c.6 to the financial statements.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of September 30, 2013, Gazit Germany owns six shopping centers and one other income-producing property, with a total GLA of 101 thousand square meters.

[1]	Includes jointly controlled properties.
[2]	The Company has a shareholders’ agreement with CPI, a real estate fund that is managed by a corporation that is part of the Apollo Global Real Estate Management L.P. (“CPI”) Group, that holds, to the best of the Company’s knowledge, approximately 13.9% of the share capital of ATR.

2

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (82.5%; 75% on a fully-diluted basis), which is engaged in the acquisition, development and management of shopping centers, and owns 10 income-producing shopping centers in Israel with a total GLA of 124 thousand square meters and has two properties under development, as well as land plots for future development. Gazit Development is also active in Bulgaria and Macedonia through subsidiaries (“Gazit Development (Bulgaria)”), where it owns a shopping center with a GLA of 7 thousand square meters and lands for future development. For details regarding the issuance of share options by way of rights by Gazit Development and the exercise thereof by the Company, refer to Note 3.a.3 to the financial statements.

In addition, Gazit Development also holds, through subsidiaries, 73.9% of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the TA Stock Exchange. Dori Group is primarily engaged (including through U. Dori Construction Ltd., which is also a public company listed on the TA Stock Exchange) in development and construction of primarily residential projects in Israel and Eastern Europe. Dori Group also owns indirectly 11.25% of Dorad Energy Ltd., which is involved in the construction of a private power station in Ashkelon, located in the southern coastal region of Israel.

Other publicly accessible data concerning the Group, including updated presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s internet website – www.gazit-globe.com, and the internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.dori.co.il

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1.3.	Effects of the Financial Crisis and the Volatility in the International Capital Markets

The implications of the economic crisis that began in 2007 on the markets in which the Group operates have already caused, inter alia, a certain, but not material amount of adverse effect on cash flows from the Group’s properties and an increase in cash flow capitalization rates. These factors resulted in the fair value of the Group’s properties depreciating in 2008 and 2009. During 2010 and the beginning of 2011, it was evident that the effects of the crisis that began in 2007 were moderating. This notwithstanding, recently there have been greater volatility and uncertainty in the global financial markets, with this apparently stemming from the economic disquiet and concerns in Europe. The impact of the aforementioned volatility and uncertainty is mainly reflected, as of the approval date of the reports, on the prices of European companies’ shares (that have been trading for a long period at below their net asset value).

As of September 30, 2013, the Company is reporting stability in occupancy rates and an increase in average rental rates, and no significant delinquencies in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

Notwithstanding the situation described above, a renewed outbreak, particularly in Europe, of the global financial crisis referred to above could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows and/or a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and lenders. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessment regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position is not certain nor is it under the Company’s control; it therefore constitutes forward-looking statements. This assessment is based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessment is based to a material extent on its present expectations and assessment with respect to future developments in each of the said parameters and their inter-relationship. The Company cannot be certain that its assessment will indeed be realized since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

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1.4.	Highlights – Third Quarter of 2013 (“the quarter”)

	For the 3 months ended September 30
(NIS in millions, other than per share data)	2013	2012	Change
Rental income	1,251	1,352	(7%)
NOI[1]	854	928	(8%)
Proportionately consolidated NOI[2]	528	547	(3%)
FFO[3]	147	142	4%
FFO[3] per share (NIS)	0.83	0.86	(3%)
Acquisition, construction and development of investment property[4]	542	1,493	—
Disposal of investment property and investment property under development	153	476	—
Fair value gain from investment property and investment property under development	113	441	—
Net income attributable to equity holders of the Company	334	187	—
Diluted earnings per share (NIS)	1.89	1.06	—
Cash flows from operating activities	413	568	—
Net interest-bearing debt to total assets	55.2%	55.6%
Equity attributable to equity holders of the Company	8,186	8,321	—
Equity per share attributable to equity holders of the Company (NIS)	46.6	50.4	—
Net asset value per share (EPRA NAV5) (NIS)	53.0	59.7	—
EPRA NNNAV[5] per share (NIS)	43.3	47.4	—

•	As of September 30, 2013, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 9.1 billion (NIS 2.4 billion with the Company and wholly-owned subsidiaries). In addition, as of September 30, 2013, a jointly controlled company that is presented according to the equity method had cash balances amounting to NIS 1.6 billion.

•	During the third quarter of 2013, Group companies issued debt by way of debentures in a total amount of NIS 0.2 billion.

•	As a result of changes in the currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in the third quarter of 2013 by an amount of NIS 54 million (net of the effect of cross-currency swap transactions).

[1]	NOI (“Net Operating Income”)—Rental income, net of property operating expenses.
[2]	The Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
[3]	The FFO (“Funds From Operations”) is presented according to the management approach and in accordance with the EPRA guidance. For FFO data and the way in which it is calculated, refer to section 2.2 below.
[4]	The Company and its subsidiaries.
[5]	Refer to section 2.4 below.

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1.5.	Highlights – First Nine Months of 2013 (the “Reporting Period”)

	For the 9 months ended September 30
(NIS in millions, other than per share data)	2013	2012	Change
Rental income	3,877	3,879	—
NOI[1]	2,602	2,633	(1%)
FFO[2]	438	395	11%
FFO[2] per share (NIS)	2.58	2.40	8%
Acquisition, construction and development of investment property[3]	2,032	4,344	—
Disposal of investment property and investment property under development	1,777	1,413
Fair value gain from investment property and investment property under development	504	1,472	—
Net income attributable to equity holders of the Company	739	733	—
Diluted earnings per share (NIS)	4.34	4.23	—
Cash flows from operating activities	572	963	—

•	During the Reporting Period, Group companies issued debt by way of debentures and convertible debentures in a total amount of NIS 5.1 billion. In addition, a jointly controlled company that is presented using the equity method, issued debt by way of debentures in aggregate amount of EUR 350 million (NIS 1.7 billion).

•	During the Reporting Period, Group companies issued equity in a total amount of NIS 1 billion.

•	As a result of changes in the currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in the Reporting Period by an amount of NIS 519 million (including the effect of cross-currency swap transactions).

[1]	NOI (“Net Operating Income”)—Rental income, net of property operating expenses.
[2]	The FFO (“Funds From Operations”) is presented according to the management approach and in accordance with the EPRA guidance. For FFO data and the way in which it is calculated, refer to section 2.2 below.
[3]	The Company and its subsidiaries.

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1.6.	The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of September 30, 2013):

First Capital Reality (FCR)
45.3%
Canada
Equity One (EQY)
45.2%
ProMed Properties
100%
USA
Gazit Brazil
100%
Brazil
Citycon (CTY)
49.3%
Atrium European Real Estate (ATR)
[1]39.9%
Gazit Germany
100%
Europe
Gazit Development (Bulgaria and macedonia)
100%
Gazit Globe Israel (Development)
82.5%
Israel
73.9%
U.Dori Group
GAZIT-GLOBE

[1]	A company jointly controlled together with CPI, which holds, to the best of the Company’s knowledge, approximately 13.9% of the share capital of ATR as of September 30, 2013.

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1.7.	Breakdown of Net Operating Income, according to the Company’s operating regions[1]:

[1]	As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

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2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company’s holdings as of September 30, 2013:

Company’s name	Type of security/ property	Holding (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of September 30, 2013 (NIS in millions)
EQY	Shares (NYSE)	53.2	45.2	2,721	4,112
FCR	Shares (TSX)	94.3	45.3	5,143	5,476
CTY	Shares (OMX)	217.6	49.3	2,965	2,586
ATR	Shares (VSX, Euronext)	149.3	39.9	4,339	2,982
Dori Group[1]	Shares (TASE)	82.6	61.0	160	185
Europe	Income-producing property	—	—	919	—
Europe[2]	Property under development and lands	—	—	200	—
ProMed	Income-producing property	—	—	1,943	—
Brazil	Income-producing property and property under development	—	—	519	—
Israel[2]	Income-producing property	—	—	1,980	—
Israel[2]	Property under development and lands	—	—	196	—

Total		—	—	21,085	—

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded stand-alone basis”) as of September 30, 2013:

	NIS in millions
Debentures	10,513	[3]
Debts to financial institutions	4,177

Total debentures and debts to financial institutions(*)	14,690
Other monetary liabilities	392
Other liabilities	287

Total liabilities	15,369
Less – monetary assets	2,087
Less – other investments[4]	383

Liabilities, net	12,899

(*)	Amortization schedule of debentures and debts to financial institutions (NIS in millions):

[1]	Represents an effective indirect holding in Dori Group.
[2]	Presented according to the proportionate consolidation method (82.5%).
[3]	Excludes an asset of NIS 1,271 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the financial assets.
[4]	Comprised primarily of the investment in private funds’ units.

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Year	Debentures[1]	Banks	Mortgages	Total	%
2013	283	—	11	294	2
2014	278	[2]249	596	1,123	8
2015	995	1,057	302	2,354	16
2016	986	529	26	1,541	10
2017	773	378	67	1,218	8
2018	1,373	142	316	1,831	12
2019	1,548	—	106	1,654	11
2020	1,153	—	20	1,173	8
2021	1,009	—	21	1,030	7
2022	813	—	226	1,039	7
2023 and after	1,302	—	131	1,433	11

Total	10,513	2,355	1,822	14,690	100

[1]	Includes a private, unsecured loan from an institutional investor in the amount of NIS 275 million
[2]	Includes a two-year credit facility in the amount of U.S.$ 50 million that was signed during 2012 with a foreign bank. Subsequent to the Reporting Date, the Company engaged with the foreign bank to increase the credit facility to U.S.$ 135 million and extending it by three years.

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2.2.	FFO (EPRA Earnings)

As is the practice in the U.S. and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to, and without derogating from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles. In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

EPRA Earnings are calculated as the net income attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from property revaluations), gains or losses on sale of properties, depreciation and amortization and other kinds of gains and losses.

In the U.S., where financial statements are usually prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after excluding income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

The measure represents the accounting net income for the period, after excluding one-time revenues and expenses (including gains or losses on the revaluation of properties), the sale of properties, depreciation and amortization and other types of profit. This measure is customarily used to review the performance of income-producing property companies. The adjustments that must be made to the accounting income are presented in the table below.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

In addition, as clarified in the guidelines of the Israel Securities Authority, FFO does not constitute a financial measure based on generally accepted accounting principles.

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The table below presents the calculation of the Company’s FFO, computed according to the rules of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the 9 months ended September 30		For the 3 months ended September 30		For the year ended December 31
	2013	2012	2013	2012	2012
NIS in millions (other than per share data)	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	739	733	334	187	957
Adjustments:
Fair value gain from investment property and investment property under development, net	(504)	(1,472)	(113)	(441)	(1,913)
Capital loss (gain) on sale of investment property and investment property under development	39	(3)	(1)	(16)	5
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit or loss	(292)	111	(46)	76	(36)
Adjustments with respect to equity-accounted investees	6	(107)	2	(60)	(43)
Loss from decrease in interest in investees	10	3	—	2	4
Deferred taxes and current taxes with respect to disposal of properties	103	440	(9)	106	668
Gain from bargain purchase	(173)	(134)	(173)	(15)	(134)
Acquisition costs recognized in profit or loss	5	20	3	14	26
Loss from early redemption of interest-bearing liabilities and financial derivatives	145	6	—	4	147
Non-controlling interests’ share in above adjustments	141	611	36	229	685

Nominal FFO	219	208	33	86	366

Additional adjustments:
CPI and exchange rates linkage differences	163	134	107	52	94
Depreciation and amortization	12	12	4	4	16
Adjustments with respect to equity-accounted investees	14	2	(5)	(13)	2
Other adjustments[1]	30	39	8	13	55

FFO according to the management approach	438	395	147	142	533

Basic FFO according to the management approach per share (in NIS)	2.58	2.40	0.83	0.86	3.23

Diluted FFO according to the management approach per share (in NIS)	2.58	2.40	0.83	0.86	3.23

Number of shares used in the basic FFO calculation[2] (in thousands)	169,518	164,837	175,785	164,848	164,912

Number of shares used in the diluted FFO calculation (in thousands)	169,754	164,968	176,024	164,978	165,016

[1]	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include expenses from extraordinary legal proceedings not related to the reporting periods, expenses arising from one-time payments relating to the termination of engagements with senior Group officers and also income and expenses from operations not related to income-producing property.
[2]	Number of issued shares (weighted average for the period)

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2.3.	Additional information is presented below concerning the Company’s share in income-producing properties owned by the Group as of September 30, 2013, based on capitalization of net operating income methodology. The presentation below is intended to provide additional information, based on methodology that is generally accepted in regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. The information below does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended September 30			For the year ended December 31
	2013		2012	2012
	NIS in millions
Rental income		1,251	1,352	5,249
Property operating expenses		397	424	1,705

NOI for the period		854	928	3,544
Less – minority’s share in NOI		(414)	(460)	(1,715)
Add – Company’s share in NOI of jointly controlled companies[1]		88	79	333

NOI for the period – the Group’s proportionate share		528	547	2,162

NOI for the year	[2]	2,112	[2]2,188	2,162

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to a range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the third quarter of 2013:

Cap Rate:	6.50%	7.00%	7.50%	8.00%

Value of income-producing property (NIS in millions)[3]	32,511	30,188	28,176	26,415

New properties, properties under development and lands, which are not yet operational are presented in the Group’s books at their fair values of NIS 2,548 million (according to the proportionate consolidation method) as of September 30, 2013.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of September 30, 2013, amounted to NIS 24,148 million.

[1]	Company’s that are presented according to the equity method.
[2]	Calculated by multiplying the NOI for the quarter by four.
[3]	Calculated as the results of dividing the NOI by the cap rate.

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2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in accordance with the EPRA guidance, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of the fair value of derivatives and deferred taxes with respect to the revaluation of assets to their fair value; the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial instruments of the kind referred to above and for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s results to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the recommendations of EPRA. It is clarified that such data are not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of September 30		As of December 31
	2013	2012	2012
	NIS in millions (other than per share data)
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	8,186	8,321	7,849
Fair value asset adjustment for derivatives, net	(1,135)	(660)	(738)
Exclusion of provision for tax on revaluation of investment property to fair value (net of minority’s share)	1,958	1,959	2,048
Adjustments with respect to equity-accounted investees	299	234	235

Net asset value – EPRA NAV	9,308	9,854	9,394

EPRA NAV per share (in NIS)	53.0	59.7	56.9

EPRA NNNAV
EPRA NAV	9,308	9,854	9,394
Fair value asset adjustment for derivatives, net	1,135	660	738
Adjustments of financial liabilities to fair value	(1,498)	(1,326)	(1,495)
Other adjustments to provision for deferred taxes[1]	(1,017)	(1,108)	(1,059)
Adjustments with respect to equity-accounted investees	(317)	(258)	(254)

“Adjusted” net asset value—EPRA NNNAV	7,611	7,822	7,324

EPRA NNNAV per share (in NIS)	43.3	47.4	44.3

Issued share capital of the Company[2] (in thousands) used in the calculation	175,786	165,034	165,247

[1]	This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in territories where, upon disposing of property, the Group customarily defers the payment of the capital gains tax.
[2]	Represents the number of issued shares (in thousands), excluding treasury shares held by the Company.

14

3.	Explanations of the Board of Directors for the Corporation’s Business Position, its Operating Results, its Equity and its Cash Flows

3.1	General

In the Reporting Period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various existing properties totaled NIS 2,032 million and investments in the shares of the Group’s investees totaled NIS 1,292 million. The effect of these investments on the operating results of the Group will be reflected during the rest of 2013 and thereafter.

Property activities

1)	In the Reporting Period, the Group acquired eight income-producing properties, with a total GLA of 44 thousand square meters, and lands for future development, at a total cost of NIS 899 million. In addition, the Group has developed new properties and redeveloped existing properties at a total cost of NIS 1,133 million. Furthermore, CTY closed the acquisition of the Kista Galleria shopping center, located in Stockholm, Sweden, through a joint venture (50%) with a third party for a total consideration of EUR 530 million (NIS 2.5 billion) (for additional details, refer to Note 3.c.2 to the financial statements). Finally, the Group sold non-core properties totaling NIS 1.8 billion.

2)	Highlights of operational data:

	Income- producing properties[1]	GLA (in thousands of square meters)	Average basic monthly rent per square meter		Change in same property NOI (*)	Occupancy rate in core properties		Net debt to total assets
			30.9.2013	30.9.2012		30.9.2013	30.9.2012
EQY	144	1,720	U.S.$ 13.9	U.S.$ 13.0	3.3%	92.4%	91.9%	39.2%
FCR	160	2,196	C$ 16.0	C$ 15.6	2.2%	95.0%	95.6%	42.0%
CTY	72	1,070	EUR 21.5	EUR 20.8	4.9%	95.8%	95.4%	49.8%
ATR	156	1,278	EUR 12.1	EUR 11.8	3.7%	97.5%	97.1%	17.0%

(*)	Change in same property NOI in the Reporting Period, compared to the corresponding period last year.

[1]	Includes jointly controlled properties.

15

3)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company	No. of properties	Total investment as of September 30, 2013 (NIS in millions)	Cost to complete (NIS in millions)	Area under development (square meters in thousands)
FCR	4	868	92	73
EQY	1	68	118	11
CTY	1	128	211	34
ATR	1	408	113	75
Gazit Development	2	74	73	12
Gazit Brazil	1	121	[1]—	[1]—

	10	1,667	607	205

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of September 30 2013 (NIS in millions)	Cost to complete (NIS in millions)	Area under redevelopment and expansion (square meters in thousands)
FCR	23	1,433	161	122
EQY	9	115	147	39
CTY	1	59	361	27
ATR	1	128	83	17

	34	1,735	752	205

[1]	The project is in the planning stage that has not yet been completed and has yet to be approved by the authorized organs of the Company.

16

3.2	Material events during the Reporting Period

Equity	issuances

A.	For details regarding a rights issuance by CTY in an amount of EUR 200 million and the Company’s participation in this offering in an amount of EUR 98.1 million (NIS 472 million), refer to Note 3.a.1 to the financial statements.

B.	For details regarding an equity issuance by the Company by way of a shelf offering report for a net consideration of NIS 490 million, refer to Note 3.a.2 to the financial statements.

Financing activity

C.	For details regarding debt issuances by FCR in the amount of C$ 450 million by way of debentures and in the amount of C$ 57.5 million by way of convertible debentures, refer to Note 3.b to the financial statements.

D.	For details regarding a debt issuance by CTY in the amount of EUR 500 million by way of debentures, refer to Note 3.b.7 to the financial statements.

E.	For details regarding a debt issuance by ATR in the amount of EUR 350 million by way of debentures, refer to Note 3.b.4 to the financial statements.

F.	For details regarding a debt issuance by the Company in the amount of NIS 856 million by way of expansion of a listed debentures series (Series K), refer to Note 3.b.6 to the financial statements.

G.	On May 10, 2013, S&P rating agency initially assigned short-term and long-term credit ratings to CTY of ‘A-3’ and ‘BBB-’, respectively, with a Stable Outlook.

H.	On May 16, 2013, Moody’s rating agency initially assigned a long-term credit rating to CTY of ‘Baa3’, with a Stable Outlook.

I.	On May 13, 2013, S&P Maalot rating agency upgraded the credit rating of all the outstanding debenture series of the Company from ‘ilA+’ to ‘ilAA-’ (Israeli rating scale), with a Stable Outlook.

J.	For details regarding the increase in the revolving credit facility by FCR, and the extension of the terms thereof, refer to section 7.D of the chapter, Update to the Description of the Company’s Business.

Other events

K.	For details regarding the acquisition by CTY of the Kista Galleria shopping center, located in Stockholm, Sweden, through a joint venture (50%), refer to Note 3.c.2 to the financial statements.

L.	For details regarding the acquisition in the Reporting Period of 2.1 million CTY shares by the Company for a consideration of NIS 25 million, refer to Note 3.c.1 to the financial statements.

M.	For details regarding the acquisition of 20.4 million ATR shares from investors from the CPI Group, for a consideration of EUR 87.8 million (NIS 417 million), and the recognition of a bargain purchase gain of NIS 173 refer to Note 3.c.6 to the financial statements.

N.	For details regarding the Company’s sale of its 50% interest in a senior housing facility and its 60% interest in land owned through Royal Senior Care to its partner in these properties, refer to Note 3.c.3 to the financial statements.

O.	For details regarding a shareholders’ agreement entered into in the Reporting Period by Mr. Chaim Katzman, the Chairman of the Board of Directors and the Company’s controlling shareholder (together with a private company under his control), with Mr. Dori Segal, the Executive Vice Chairman of the Board of Directors and a director and a shareholder of Norstar, and his wife, Ms. Erika Ottosson, a shareholder of Norstar, in connection with their holdings in Norstar and their becoming part of the controlling shareholders thereof, refer to Regulation 21.A in Chapter D of the Periodic Report for 2012.

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P.	For details regarding a private issuance to employees and officers (including interested parties) of share options, restricted share units (RSUs) and performance share units (PSUs), refer to Notes 3.c.7, 3.c.8 and 3.c.9 to the financial statements.

Q.	For details regarding the effect on the Company of the economic plan approved in the Knesset (Israeli parliament), refer to Note 3.c.11 to the financial statements.

R.	For details regarding the issuance of warrants, by way of rights issuance, by Gazit Development, and the exercise of the said warrants issued to the Company, refer to Note 3.a.3 to the financial statements.

S.	For details regarding the Company’s engagement in a tax assessment agreement with the Israel Tax Authority for the years 2004-2011 to resolve all the disputes that had arisen with respect to the tax assessments, refer to Note 3.c.10 to the financial statements.

3.3	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2013, the Company announced that the dividend to be declared in 2014 would not be less than NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis), in place of the dividend policy announced in November 2012, pursuant to which the Company distributed NIS 0.43 per share per quarter (NIS 1.72 per share on an annualized basis).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2014 is shown in the graph below:

*	Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2014 is applied as stated above.

3.4	Financial Position

Current assets

Current assets, as of September 30, 2013, total NIS 4.1 billion, compared to NIS 5.6 billion as of December 31, 2012. The decrease in current assets is due mainly to a reduction in cash and cash equivalents used to settle liabilities, as well as to FCR’s disposal of properties presented as “Assets classified as held for sale” as of December 31, 2012.

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Equity-accounted investees

Equity-accounted investees, as of September 30, 2013, total NIS 5,909 million and are comprised primarily of an investment in 149.3 million ATR shares in an amount of NIS 4,339 million, compared to NIS 4,713 million, comprised primarily of an investment in 128.9 million ATR shares in an amount of NIS 3,845 million, as of December 31, 2012. In addition, the balance includes investments in the books of CTY, FCR and EQY in investment properties owned through joint ventures, as well as investments by Dori Group in Dorad Energy Ltd. and Ronson. The increase in equity-accounted investments in the Reporting Period is due primarily to the investment of CTY in a joint venture (50%) to acquire the Kista Galleria shopping center, located in Stockholm, Sweden, at a net cost of EUR 144 million (NIS 669 million) (for additional details, refer also to Note 3.c.2 to the financial statements), and to the acquisition of 20.4 million ATR shares from investor from the CPI Group at a cost of EUR 87.8 million (NIS 417 million), refer to Note 3.c.6 to the financial statements. The aforesaid increase was partially offset by the devaluation of the currency exchange rate of the Euro against the NIS, which resulted in a decrease of NIS 0.2 billion.

Other investments, loans and receivables

Other investments, loans and receivables, as of September 30, 2013, totaled NIS 828 million, compared to NIS 713 million as of December 31, 2012, and are comprised primarily of long-term loans granted to partners and others, as well as deposits and other receivables.

Financial derivatives

The balance of financial derivatives primarily includes cross-currency swap hedging transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. As of September 30, 2013, financial derivatives amounted to NIS 1,191 million, compared to NIS 929 million as of December 31, 2012. The increase is due primarily to a revaluation of the financial derivatives to their fair value in the Reporting Period, which was mainly affected by the devaluation of the currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the NIS.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets) as of September 30, 2013, amounted to NIS 57.0 billion, compared to NIS 59.8 billion as of December 31, 2012.

The decrease in these balances during the Reporting Period is due primarily to the change in currency exchange rates (the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel), that accounted for NIS 3.5 billion and the sale of investment properties, which were not part of the Group’s core business, for a consideration of NIS 1.8 billion. The aforesaid decrease was partially offset by the acquisition of income-producing properties, development of new properties and redevelopment and expansion of existing properties at a total cost of NIS 2.0 billion and adjustments to the fair value of investment property and investment property under development of an additional NIS 0.5 billion.

Current liabilities

Current liabilities, as of September, 2013, totaled NIS 5.2 billion, compared to NIS 5.4 billion as of December 31, 2012; the balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.3 billion, compared to NIS 2.4 billion as of December 31, 2012. The decrease is due mainly to a decrease in current maturities of long-term liabilities, which were repaid in the Reporting Period, as well as to a decrease in the liabilities attributable to assets held for sale. As of September 30, 2013, the Group had a negative working capital balance of NIS 1,116 million. Current assets of NIS 4.1 billion, the approved unutilized long-term credit facilities of NIS 7.4 billion and cash flows provided by operating activities, in aggregate, are significantly greater than the amount of the current liabilities, and thus Company management believes the balance of current liabilities as of September 30, 2013 can be settled with the aforementioned resources (refer also to section 3.6 below).

19

Non-current liabilities

Non-current liabilities, as of September 30, 2013, totaled NIS 40.9 billion, compared to NIS 43.0 billion as of December 31, 2012. The decrease in non-current liabilities is due mainly to the change in the currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel, in the amount of NIS 1.9 billion. Moreover, during the Reporting Period, Group companies issued debt by way of debentures and convertible debentures in a total amount of NIS 5.1 billion that was used primarily for the settlement of interest-bearing liabilities to financial institutions and others.

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of September 30, 2013, amounted to NIS 8,186 million, compared to NIS 7,849 million as of December 31, 2012. The increase in the Reporting Period is mainly due to an equity issuance by the Company in a net amount of NIS 490 million and net income for the Reporting Period attributable to the equity holders of the Company amounting to NIS 739 million. This increase was countered by a reduction in the capital reserves line-item of NIS 670 million (primarily with respect to foreign currency translation adjustments of foreign operations resulting from the devaluation of the currency exchange rates of the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel), and by the NIS 222 million dividend declared.

Equity per share attributable to the equity holders of the Company as of September 30, 2013 totaled NIS 46.6 per share, compared to NIS 47.5 per share as of December 31, 2012, after a dividend distribution of NIS 1.29 per share in the Reporting Period.

Non-controlling interests

Non-controlling interests, as of September 30, 2013, amounted to NIS 14.9 billion, compared to NIS 14.8 billion as of December 31, 2012; the balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 54.8% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 54.7% of FCR’s equity; and also the interests of CTY’s other shareholders at a rate of 50.7% of CTY’s equity.

The increase in the Reporting Period is mainly due to the subsidiaries’ issuance of shares to non-controlling interests in a total amount of NIS 606 million and the subsidiaries’ comprehensive income allocated to non-controlling interests in the amount of NIS 20 million. The aforesaid increase in non-controlling interests was partially offset by dividends to non-controlling interests in an amount of NIS 551 million.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 55.2% as of September 30, 2013, compared to 55.6% as of September 30, 2012 and 56.1% as of December 31, 2012.

The ratio of the Group’s interest-bearing debt to its total assets stood at 56.3% as of September 30, 2013, compared to 56.8% as of September 30, 2012 and 57.5% as of December 31, 2012.

The ratio of the Group’s net interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at 54.5% as of September 30, 2013, compared to 55.1% as of September 30, 2012 and 54.5% as of December 31, 2012.

The ratio of the Group’s interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at 55.5% as of September 30, 2013, compared to 56.3% as of September 30, 2012 and 55.9% as of December 31, 2012.

20

3.5	Results of Operations and analysis thereof

A.	Results of operations are as follows:

	For the 9 months ended September 30		For the 3 months ended September 30		For the year ended December 31
	2013	2012	2013	2012	2012
	NIS in millions (other than net earnings per share data)
Rental income	3,877	3,879	1,251	1,352	5,249
Property operating expenses	1,275	1,246	397	424	1,705

Net operating rental income	2,602	2,633	854	928	3,544

Revenues from sale of buildings, land and construction works performed	1,320	1,335	372	403	1,749
Cost of buildings sold, land and construction works performed	1,214	1,267	337	382	1,665

Gross profit from sale of buildings and land and construction works performed	106	68	35	21	84

Total gross profit	2,708	2,701	889	949	3,628
Fair value gain from investment property and investment property under development, net	504	1,472	113	441	1,913
General and administrative expenses	(428)	(476)	(135)	(149)	(648)
Other income	187	168	180	43	164
Other expenses	(55)	(40)	(1)	(23)	(47)
Company’s share in earnings of equity-accounted investees, net	164	279	59	125	299

Operating income	3,080	4,104	1,105	1,386	5,309
Finance expenses	(1,732)	(1,763)	(579)	(666)	(2,214)
Finance income	378	86	74	41	120

Profit before taxes on income	1,726	2,427	600	761	3,215
Taxes on income (tax benefit)	121	458	(6)	115	681

Net income	1,605	1,969	606	646	2,534

Attributable to:
Equity holders of the Company	739	733	334	187	957
Non-controlling interests	866	1,236	272	459	1,577

	1,605	1,969	606	646	2,534

Net earnings per share attributable to equity holders of the Company (in NIS)
Basic net earnings	4.36	4.44	1.90	1.13	5.80

Diluted net earnings	4.34	4.23	1.89	1.06	5.59

21

The statement of comprehensive income is as follows:

	For the 9 months ended September 30		For the 3 months ended September 30		For the year ended December 31
	2013	2012	2013	2012	2012
	NIS in millions
Net income	1,605	1,969	606	646	2,534

Other comprehensive income (loss) (net of tax effect):
Items that are or will be reclassified to profit or loss
Exchange differences on translation of foreign operations	(1,732)	1,000	(160)	572	(417)
Realization of exchange differences on translation of equity-accounted foreign operation	—	3	—	—	3
Gains (losses) on cash flow hedges	238	(106)	8	(69)	(100)
Gains on available-for-sale financial assets	10	40	1	6	37

	(1,484)	937	(151)	509	(477)

Items not to be reclassified to profit or loss
Gain (loss) on revaluation of fixed assets in joint venture	(6)	16	—	—	10

Total other comprehensive income (loss)	(1,490)	953	(151)	509	(467)

Total comprehensive income	115	2,922	455	1,155	2,067

Attributable to:
Equity holders of the Company	95	1,183	276	431	773
Non-controlling interests	20	1,739	179	724	1,294

	115	2,922	455	1,155	2,067

22

B.	Analysis of results of operations for the Reporting Period

Rental income

Rental income totaled NIS 3,877 million in the Reporting Period, compared to NIS 3,879 million in the corresponding period last year. The reduction is due mainly to a decrease in the average currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel, which was partially offset by the initial operation of properties whose development has been completed, the operation of additional properties acquired during 2012 and 2013, offset by properties sold, and growth in same property income. Assuming the average exchange rates of the corresponding period last year, the rental income increased by 6% compared to the corresponding period last year.

Property operating expenses

Property operating expenses totaled NIS 1,275 million in the Reporting Period, representing 32.9% of total rental income, compared to NIS 1,246 million, representing 32.1% of total rental income, in the corresponding period last year.

Net operating rental income (NOI)

Net operating rental income decreased by 1% to NIS 2,602 million in the Reporting Period (67.1% of rental income), compared to NIS 2,633 million (67.9% of rental income) in the corresponding period last year. Assuming the average exchange rates of the corresponding period last year, the net operating rental income increased by 5% compared to the corresponding period last year.

Revenues from sale of buildings and land and construction works performed

Revenues from the sale of buildings and land and construction works performed totaled NIS 1,320 million in the Reporting Period, comprising NIS 237 million from the sale of buildings and land and NIS 1,083 million from construction works performed, compared with a total of NIS 1,335 million in the corresponding period last year, comprising NIS 167 million from the sale of buildings and land and NIS 1,168 million from construction works performed. Revenues from sale of buildings in the Reporting Period include initially the residential development activity of FCR, which amounted to NIS 103 million.

The gross profit from this activity amounted to NIS 106 million in the Reporting Period, compared to a gross profit of NIS 68 million in the corresponding period last year.

Fair value gain from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Reporting Period, a fair value gain on its properties in a gross amount of NIS 504 million, compared to a fair value gain of NIS 1,472 million in the corresponding period last year. The increase in the value of investment property in the Reporting Period is derived primarily from EQY, FCR and CTY and is due to a moderate decline in capitalization rates and an improvement in same property cash flows.

General and administrative expenses

General and administrative expenses totaled NIS 428 million (8.2% of total revenues) in the Reporting Period, compared to NIS 476 million (9.1% of total revenues) in the corresponding period last year. The reduction in general and administrative expenses derives mainly from a reduction in general and administrative expenses at EQY and CTY, as a result of a decrease in transaction expenses and a reduction in salary expenses, and additional savings in administrative expenses as a result of privatizing GAA.

23

Other income

Other income totaled NIS 187 million in the Reporting Period, which was due mainly to a bargain purchase gain of NIS 173 million on the acquisition of ATR shares from investor from the CPI Group, refer also to Note 3.c.6 to the financial statements, compared to other income of NIS 168 million in the corresponding period last year, due mainly to a bargain purchase gain of NIS 134 million on the acquisition of ATR shares on the stock exchange.

Other expenses

Other expenses totaled NIS 55 million in the Reporting Period, compared to NIS 40 million in the corresponding period last year. Other expenses in the Reporting Period mainly comprised a capital loss from the sale of investment property amounting to NIS 44 million and a loss amounting to NIS 10 million due to a reduction in the interest in ATR.

Company’s share in earnings of equity-accounted investees, net

In the Reporting Period, this line item totaled NIS 164 million, and mainly comprised the Company’s share in ATR’s earnings in the amount of NIS 140 million, compared to earnings of NIS 279 million in the corresponding period last year, which included NIS 171 million with respect to the Company’s share in ATR’s earnings and NIS 71 million with respect to the Company’s share in RSC’s earnings (mainly due to a capital gain from the sale of 12 senior housing facilities). The decline in the Company’s share of ATR’s earnings is due mainly to a smaller increase in the value of investment property and investment property under development, net, than in the corresponding period last year, as well as an increase in finance expenses with respect to exchange differences.

Finance expenses

Finance expenses amounted to NIS 1,732 million in the Reporting Period, compared to NIS 1,763 million in the corresponding period last year. Finance expenses included a loss from the early redemption of interest-bearing liabilities and of financial derivatives in the amount of NIS 145 million, compared to NIS 15 million in the corresponding period last year. Additionally, finance expenses in the corresponding period last year included a loss on devaluation of financial derivatives, primarily with respect to cross-currency swap hedging transactions, of NIS 136 million, compared to a gain of NIS 289 million on the revaluation of derivatives in the Reporting Period, which is included as part of “Finance income”. Excluding the aforementioned loss from the early redemption of interest-bearing liabilities and the revaluation of financial derivatives, the finance expenses in the Reporting Period declined compared to the corresponding period last year, as a result of the issuance of long-term debt in 2012 and 2013 at lower interest rates than the debt settled in the aforementioned period, where the average debt balance in the Reporting Period amounted to NIS 39.6 billion, compared to NIS 39.4 billion in the corresponding period last year. Finance expenses reflect average nominal annual interest of 5.0% on the interest-bearing debt of the Company and its subsidiaries, compared to 5.2% in the corresponding period last year.

Finance income

Finance income totaled NIS 378 million in the Reporting Period, compared to NIS 86 million in the corresponding period last year. Finance income in the Reporting Period is mainly comprised of a NIS 289 million gain on the revaluation of financial derivatives (in the corresponding period last year – a loss on devaluation of financial derivatives was recorded as part of “Finance expenses”, as stated above), interest income of NIS 81 million (in the corresponding period last year – income of NIS 50 million) and income from the disposal of securities and dividend of NIS 8 million (in the corresponding period last year – income of NIS 23 million).

24

Taxes on income

Taxes on income in the Reporting Period are mainly comprised of deferred tax expenses of NIS 77 million, which arise mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property that were partially offset by a decrease in deferred tax liability due to changes in the Company’s estimation of its ability to offset tax losses in the future against gains from hedging transactions (refer also to Note 3.c.11 to the financial statements), compared to deferred tax expenses totaling NIS 433 million in the corresponding period last year. In addition, tax expenses at a net amount of NIS 10 million were recorded in the Reporting Period, with respect to previous years, as a result of the assessment agreements with the Company (refer to Note 3.c.10 to the financial statements) and with a subsidiary. The Group companies’ current tax expenses totaled NIS 34 million in the Reporting Period, compared to expenses of NIS 25 million in the corresponding period last year.

C.	Analysis of results of operations for the third quarter of 2013

Rental income

Rental income decreased by 7% to NIS 1,251 million in the third quarter of 2013, compared to NIS 1,352 million in the corresponding quarter last year. The decrease is due mainly to a decrease in the average currency exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel and was partially offset by the initial operation of properties whose development has been completed, the operation of additional properties acquired during 2012 and 2013, offset by properties sold, and growth in same property income. Assuming the average exchange rates of the corresponding quarter last year, the rental income increased by 3% compared to the corresponding quarter last year.

Property operating expenses

Property operating expenses totaled NIS 397 million in the third quarter of 2013, representing 31.7% of total rental income, compared to NIS 424 million, representing 31.4% of total rental income, in the corresponding quarter last year.

Net operating rental income (NOI)

Net operating rental income decreased by 8% to NIS 854 million in the third quarter of 2013 (68.3% of rental income), compared to NIS 928 million (68.6% of rental income) in the corresponding quarter last year. Assuming the average exchange rates of the corresponding period last year, the net operating rental income increased by 2% compared to the corresponding period last year.

Revenues from sale of buildings and land and construction works performed

Revenues from the sale of buildings and land and construction works performed totaled NIS 372 million in the third quarter of 2013, comprising NIS 54 million from the sale of buildings and land and NIS 318 million from construction works performed, compared with a total of NIS 403 million in the corresponding quarter last year, comprising NIS 21 million from the sale of buildings and land and NIS 382 million from construction works performed, in the corresponding quarter last year. Since the start of 2013, revenues from sale of buildings include the residential development activity of FCR, which amounted in the third quarter of 2013 to NIS 2 million.

The gross profit from this activity amounted to NIS 35 million in the third quarter of 2013, compared to a gross profit of NIS 21 million in the corresponding quarter last year.

25

Fair value gain from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the third quarter of 2013, a fair value gain on its properties in a gross amount of NIS 113 million, compared to a fair value gain of NIS 441 million in the corresponding quarter last year. The increase in the value of investment property in the third quarter of 2013 is derived primarily from EQY and CTY and is due to an improvement in same property cash flows.

General and administrative expenses

General and administrative expenses totaled NIS 135 million (8.3% of total revenues) in the third quarter of 2013, compared to NIS 149 million (8.5% of total revenues) in the corresponding quarter last year. The reduction in general and administrative expenses is due to a reduction in general and administrative expenses at the Company and CTY, by a decrease in transaction expenses and a reduction in salary expenses.

Other income

Other income totaled NIS 180 million in the third quarter of 2013 and was due mainly to a bargain purchase gain of NIS 173 million on the acquisition of ATR shares from investor from the CPI Group, refer also to Note 3.c.6 to the financial statements, compared to Other income of NIS 43 million in the corresponding quarter last year, due mainly to a bargain purchase gain on the acquisition of ATR shares on the stock exchange.

Other expenses

Other expenses totaled NIS 1 million in the third quarter of 2013, compared to NIS 23 million in the corresponding quarter last year.

Company’s share in earnings of equity-accounted investees, net

In the third quarter of 2013, this line item totaled NIS 59 million, and mainly comprises the Company’s share in ATR’s earnings in an amount of NIS 54 million, compared to earnings of NIS 125 million in the corresponding quarter last year, which included NIS 48 million with respect to the Company’s share in ATR’s earnings and NIS 60 million with respect to the Company’s share in RSC’s earnings (mainly due to a capital gain from the sale of 12 senior housing facilities).

Finance expenses

Finance expenses amounted to NIS 579 million in the third quarter of 2013, compared to NIS 666 million in the corresponding quarter last year. Finance expenses in the third quarter of 2012 included loss on devaluation of financial derivatives in the amount of NIS 89 million. Finance expenses reflect an average nominal annual interest rate of 5.3% on the interest-bearing debt of the Company and its subsidiaries, as similar as in the corresponding quarter last year.

Finance income

Finance income totaled NIS 74 million in the third quarter of 2013, compared to NIS 41 million in the corresponding quarter last year. Finance income in the quarter is mainly comprised of a NIS 46 million gain on the revaluation of financial derivatives (in the corresponding quarter last year – a loss on devaluation of financial derivatives was recorded as part of “Finance expenses”, as referred to above), interest income of NIS 26 million (in the corresponding quarter last year – income of NIS 17 million) and a gain on disposal of securities and dividend income of NIS 2 million (in the corresponding quarter last year – income of NIS 8 million).

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Taxes on income

Taxes on income in the third quarter of 2013 are mainly comprised of deferred tax income of NIS 50 million, which arises mainly from a decrease in deferred tax liability due to changes in the Company’s estimation of its ability to offset tax losses in the future against gains from hedging transactions (refer also to Note 3.c.11 to the financial statements), and which are partially offset by an increase in deferred tax liability relating to the fair value gain on investment property, compared to deferred tax expenses totaling NIS 106 million in the corresponding quarter last year. In addition, tax expenses of NIS 28 million were recorded in the third quarter of 2013, with respect to previous years, as a result of the Company’s assessment agreement with the Israel Tax Authority (refer to Note 3.c.10 to the financial statements). The Group companies’ current tax expenses totaled NIS 16 million in the third quarter of 2013, compared to expenses of NIS 9 million in the corresponding quarter last year.

3.6.	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as diverse, accessible sources of finance.

The sources of the Group’s liquid assets are its cash reserves (generated from its income-producing properties), credit facilities, mortgages and long-term loans and issuances of debentures, convertible debentures and equity. The Group uses these liquid resources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in affiliates, other investments and the payment of dividends.

The liquid assets available to the Company and its subsidiaries, including cash and short-term investments, totaled NIS 1.7 billion as of September 30, 2013, and NIS 2.3 billion at the end of 2012. In addition, as of September 30, 2013, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown of NIS 7.4 billion, compared to NIS 5.9 billion as of December 31, 2012.

As of September 30, 2013, the Company and its subsidiaries have unutilized approved long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 9.1 billion (of which NIS 2.4 billion is with the Company and wholly-owned subsidiaries).

As of September 30, 2013, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of NIS 38.7 billion.

As of September 30, 2013, the Company has negative working capital of NIS 1,116 million and NIS 514 million, according to its consolidated financial statements and its stand-alone financial statements, respectively. The Group, on a consolidated basis, and the Company, on a stand-alone basis (including wholly-owned subsidiaries), however, have at their disposal unutilized approved long-term credit facilities, which are available for immediate drawdown, amounting to NIS 7.4 billion and NIS 2.2 billion, respectively. Consistent with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. For details regarding the issuance of NIS 446 million net in debt by the Company subsequent to the Reporting Date, refer to Note 5.b to the financial statements, and for details regarding a U.S.$ 85 million increase in a credit facility with a foreign bank, refer to section 19.D of the chapter, Update to the Description of the Company’s Business. The Company’s Board of Directors has tested for negative working capital both on the basis of the Company’s consolidated financial statements and also on the basis of the Company’s stand-alone financial statements, and has determined that, in light of the scope of the sources at the disposal of the Group, in general, and the Company, in particular (as described above), the existence of negative working capital is not of itself a sign that the Group or the Company has a liquidity problem.

27

Moreover, as of September 30, 2013, based on its stand-alone financial statements, the Company has continuous negative cash flows from operating activities, which, together with its negative working capital, constitutes a warning sign pursuant to the Securities Regulations (Periodic and Immediate Reports), 1970, and thus requires disclosure of the Company’s forecasted cash flows, which are attached as Appendix D of the Directors’ Report.

3.7.	Cash flows

Cash inflows from operating activities in the Reporting Period and in the third quarter of 2013 totaled NIS 572 million and NIS 413 million, respectively, compared to NIS 963 million and NIS 568 million, respectively, in the corresponding periods last year. Excluding timing differences with respect to payments to third parties (see below), the cash flows provided by operating activities in the Reporting Period and in the third quarter of 2013 totaled NIS 997 million and NIS 411 million, respectively, compared to NIS 1,186 million and NIS 634 million, respectively, in the corresponding periods last year. In addition, the operating activities in the Reporting Period included a loss from the early repayment of interest rate swap transactions in the amount of NIS 118 million resulting from the early settlement of interest-bearing liabilities by CTY. The cash flows for the corresponding periods last year included a special dividend from RSC in an amount of NIS 282 million, as a result of the sale of 12 senior housing facilities.

	For the 9 months ended September 30		For the 3 months ended September 30
	2013	2012	2013	2012
	NIS in millions
Net cash provided by operating activities	572	963	413	568
Exclusion of changes in asset and liability items, net[1]	425	223	(2)	66
Loss from the early redemption of interest rate swap transactions resulting from the early settlement of interest-bearing liabilities	118	—	—	—
Special dividend from RSC	—	(282)	—	(282)

Net cash flows from operating activities, excluding the effects of the above	1,115	904	411	352

In the Reporting Period, the activities of the Company and its subsidiaries were funded by equity issuances in an amount of NIS 995 million and the issuance of debentures and convertible debentures for a net amount of NIS 4,083 million. The proceeds from the above sources were used primarily for the acquisition, construction and development of investment property, net of investment property disposal, in an amount of NIS 272 million, for the repayment of loans and credit facilities in a net amount of NIS 4,055 million, for the payment of dividends by Group companies in an amount of NIS 698 million, for investments and grant of loans to investees in a net amount of NIS 1,238 million and for the purchase of available-for-sale securities and investments in financial assets in a net amount of NIS 270 million.

In the third quarter of 2013, the activities of the Company and its subsidiaries were funded by receipt of loans and credit facilities in a net amount of NIS 99 million and the repayment of long-term loans granted in a net amount of NIS 196 million. The proceeds from the above sources were used primarily for the repayment of debentures and convertible debentures in a net amount of NIS 51 million, for the acquisition, construction and development of investment property, net of investment property disposal, in an amount of NIS 403 million, for the payment of dividends by Group companies in an amount of NIS 215 million, for investments in and grant of loans to investees in a net amount of NIS 427 million and for the purchase of available-for-sale securities and investments in financial assets in a net amount of NIS 149 million.

[1]	Refer to the consolidated statements of cash flows.

28

3.8.	Repurchase Program

On September 13, 2011, the Company’s Board of Directors approved a program to repurchase Company debentures. Pursuant to the repurchase program, as updated from time to time, and most recently on August 26, 2013, the Company may purchase debentures of the outstanding series in the amount of NIS 100 million. The program is in force until August 2014. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. As of September 30, 2013 and immediately prior to the publication date of this report, the Company had repurchased debentures with a par value of NIS 5.4 million under the aforementioned program. For further details regarding the repurchase program, refer to the Immediate Reports that the Company issued on September 13, 2011 (Reference No.: 2011-01-273129), January 4, 2012 (Reference No.: 2012-01-006039) and August 21, 2012 (Reference No.: 2012-01-215097).

4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company. Since March 19, 2013, the approval date of the Company’s annual report for 2012, there have not been any material changes in the nature of the market risks to which the Company is exposed and their management.

4.2.	During the period from January 1, 2013 through the date on which the financial statements were signed, the officers responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. In addition, during the above period, the Company’s Board of Directors discussed the said risks and the corresponding Company policies during the meetings at which the financial statements as of December 31, 2012, March 31, 2013, June 30, 2013 and September 30, 2013 were approved.

4.3.	Changes in foreign currency exchange rates – From January 1, 2013 through September 30, 2013, the New Israeli Shekel appreciated against the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real by 5.3%, 8.5%, 3.0% and 12.6%, respectively. With regard to the consolidated linkage bases report as of September 30, 2013, refer to Appendix A of the Directors’ Report. In addition, from June 30, 2013 until immediately prior to the date of approval of this report, the New Israeli Shekel appreciated against the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real by 0.4%, 1.7%, 0.4%, and 3.8%, respectively.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2013 through September 30, 2013, the (known) consumer price index rose by 2.0%. As to the effect of changes in the consumer price index on the equity of the Company as of September 30, 2013, refer to Appendix A of the Directors’ Report. In addition, from September 30, 2013 until immediately prior to the date of approval of this report, the (known) consumer price index rose by 0.3%.

4.4	As in the past, the Company maintains as high a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are assumed. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate developments. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates (except with regard to the New Israel Shekel) and in the same proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates.

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For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining currency exposure after transacting cross-currency swaps, as of September 30, 2013, refer to the table attached as Appendix B of the Directors’ Report.

The distribution of the economic exposure of the equity attributable to the equity holders of the Company to the various currencies as of September 30, 201329 and as of December 31, 2012 is as follows:

September 30, 2013

December 31, 2013

[1]	Refer to Appendix B of the Directors’ Report.

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5.	Corporate Governance Aspects

5.1	Donations

The Group considers itself bound to concern itself with and to assist the communities in which it operates, in accordance with the social investment policy approved by the Company’s management. In the Reporting Period, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries.

A.	Initiative for “Supporting the South” – In September 2012, the “Supporting the South” initiative was launched, and as part of this, the Company has asked to assist in strengthening the education system in southern Israel. Within the framework of the initiative, the Company participates in educational projects in some 20 schools, grants scholarships to 110 students and supports youth centers. The “Supporting the South” initiative is expected to be the Company’s main channel for social investment in the coming years, for which the Company’s Board of Directors has approved an annual budget of NIS 7 million.

B.	The Gazit-Globe Real Estate Institute – The Company makes donations to the Interdisciplinary Center (IDC) Herzliya, Israel, which has established an institute that is engaged in research and studies in the fields of real estate initiation and management. The Company has pledged to donate a total amount of U.S.$ 2.9 million to the IDC through 2018.

C.	Communal involvement – The Group supports a variety of social organization in the fields of welfare, health, culture and assistance to soldiers. In the Reporting Period, the Company continued its “adoption” of a battalion of front-line conscripts within the framework of the “Adopt a Front-Line Soldier” Project; it also continued to support “Etgarim: Israel Association for the Disabled” and the “Larger than Life” association that helps children with cancer, as well as many other organizations. In addition to the donations, Company employees take part in voluntary activities.

In the Reporting Period, the Group’s donations amounted to NIS 8,200 thousand.

6.	Compensation of Senior Officers

A.	On May 1, 2013, the general meeting of the Company approved an annual bonus for 2012 of NIS 480 thousand, to Mr. Aharon Soffer, the Company’s President, which represents the bonus portion which is at the Board of Directors’ discretion, from a total bonus amount of NIS 1,600 thousand (this was approved by the Company’s Compensation Committee and its Board of Directors in March 2013).

B.	In September 2013, the Company’s general meeting approved, after receiving the approval of the Company’s Board of Directors and its Compensation Committee, the adoption of a Compensation Policy for the officers of the Company, pursuant to the provisions of Amendment No. 20 to the Israeli Companies Law, 1999. The Compensation Policy will apply to the President, Executive Vice Presidents and Vice Presidents, as well as to directors of the Company, including those who hold an executive position therein (with the exception of the Company’s controlling shareholders).

At the same time, the Company’s general meeting (after the receiving the approval of the Company’s Board of Directors and its Compensation Committee) approved extending Mr. Aharon Soffer’s appointment as the Company’s President for an additional three-year period starting on November 1, 2013, and updating the terms of his employment with the Company.

In addition, at the said time, the Company’s general meeting (after the receiving the approval of the Company’s Board of Directors and its Compensation Committee) approved extending Mr. Arie Mientkavich’s appointment as Active Deputy Chairman of the Company’s Board of Directors, in a part-time capacity of 50%, for a three-year period starting on the date on which the approval of the Company’s general meeting was granted.

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In addition, in July 2013, the Compensation Committee approved, subject to the approval of the Company’s Compensation Policy by the general meeting (which was granted in September 2013, as stated), the payment of the portion of the annual bonus approved for Mr. Mientkavich by the Company’s Board of Directors for 2012, in the amount of NIS 180 thousand (out of a total bonus amount of NIS 500 thousand), after the Committee was assured that had the Compensation Policy applied also to the bonus for 2012, Mr. Mientkavich would have been entitled to a total bonus of NIS 500 thousand.

For additional details, refer to the immediate report regarding convening of the Company’s general meeting, from July 29, 2013, a supplementary immediate report from August 20, 2013 and also the immediate report regarding the results of the general meeting from September 3, 2013 (Reference Nos.: 2013-01-103449, 2013-01-122073 and 2013-01-136449, respectively).

C.	In September 2013, the Company’s general meeting (after receiving the approval of the Company’s Compensation Committee and its Board of Directors) approved the allotment to Mr. Arie Mientkavich, Active Deputy Chairman of the Company’s Board of Directors, of 144 thousand tradable share options, 16 thousand RSUs and 36 thousand PSUs according to capital gain alternative with a trustee, pursuant to section 102 of the Israeli Income Tax Ordinance, in accordance with the provisions of the employment agreement with him that was approved at the same time (as detailed in section B above). As of the date of the Board of Directors’ approval, the value of all the equity instruments allotted amounted to NIS 3 million. For additional details regarding the aforesaid securities, refer to Note 3.c.9 to the financial statements.

D.	In September 2013, the Company’s general meeting (after receiving the approval of the Company’s Compensation Committee and its Board of Directors) approved the allotment to Mr. Aharon Soffer, President of the Company, of non-listed share options, RSUs and PSUs, having a total value of NIS 8.25 million, according to capital gain alternative with a trustee, pursuant to section 102 of the Israeli Income Tax Ordinance, in accordance with the provisions of the employment agreement with him that was approved at the same time (as detailed in section B above). In accordance with the aforementioned approval, in November 2013, the Company allotted to Mr. Soffer 382 thousand non-listed share options, 43 thousand RSUs and 97 thousand PSUs. For further details regarding the aforesaid securities, refer to Note 3.c.8 to the financial statements.

7.	Disclosure Regarding the Financial Reporting of the Company

7.1	Additional Information and Events Subsequent to the Reporting Date

A.	On October 15, 2013, the Company completed the process of listing its shares for trade on the TSX. The listing was not accompanied by an offering of the Company’s shares.

B.	For details regarding the issuances of NIS 451 million in debt by the Company, refer to Note 5.b to the financial statements.

C.	For details regarding the Company’s agreement with a foreign bank for an increase in a revolving credit facility and the extension of its term, refer to section 19.D of the chapter, Update to the Description of the Company’s Business.

7.2	Critical Accounting Estimates —

During the Reporting Period, there were no changes in the critical accounting estimates, other than as mentioned in Note 3.c.11 to the financial statements, regarding the changes in the Company’s estimation of its ability to offset tax losses in the future against gains from hedging transactions. For additional information regarding critical accounting estimates, refer to Note 2.b to the financial statements for the year ended December 31, 2012.

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8.	Details Concerning the Corporation’s Publicly-Held Commitment Certificates

A.	Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2012 is approximately NIS 1,109 million. No material changes have occurred in the value of the pledged properties as of September 30, 2013, compared to their value as of December 31, 2012.

B.	On May 13, 2013, S&P Maalot rating agency upgraded the credit rating of all the outstanding debentures of the Company from ‘ilA+’ to ‘ilAA-’ (Israeli rating scale), with a Stable Outlook.

November 19, 2013
Date of Approval	Chaim Katzman	Aharon Soffer
of Directors’ Report	Chairman of the Board of Directors	President

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Appendix A to the Directors’ Report

Linkage Bases Report

	As of September 30, 2013
	NIS - linked	In or	In or	In or
	to the	linked to	linked to	linked to	In NIS-
	Israeli CPI	U.S.$	C$	Euro	unlinked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	3	176	280	162	98	29	—	748
Short-term deposits and loans	95	237	406	—	6	8	—	752
Trade and other accounts receivable	8	163	91	79	73	543	82	1,039
Long-term investments and loans	162	486	325	75	6	519	—	1,573

Total monetary assets	268	1,062	1,102	316	183	1,099	82	4,112
Other financial assets (1)	—	—	—	—	—	—	1,793	1,793
Other assets (2)	—	15,229	24,834	13,551	3,390	5,917	294	63,215

Total assets	268	16,291	25,936	13,867	3,573	7,016	2,169	69,120

Liabilities
Short-term credit from banks and others	1	—	30	86	169	—	—	286
Trade payables and other accounts payables	106	208	623	157	826	171	105	2,196
Liabilities attributable to assets held for sale	—	49	5	—	—	—	—	54
Debentures (3) (4)	8,926	2,731	6,425	3,281	1,493	—	—	22,856
Convertible debentures	—	—	1,283	—	—	—	—	1,283
Interest-bearing loans from financial institutions and others	338	4,418	4,840	4,612	41	1,458	—	15,707
Other financial liabilities	2	71	68	25	—	7	28	201
Employee benefit liabilities, net	—	1	—	—	5	—	—	6

Total financial liabilities	9,373	7,478	13,274	8,161	2,534	1,636	133	42,589
Other liabilities (5)	—	—	—	—	—	—	3,494	3,494

Total liabilities	9,373	7,478	13,274	8,161	2,534	1,636	3,627	46,083

Assets, net of liabilities	(9,105)	8,813	12,662	5,706	1,039	5,380	(1,458)	23,037

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	With respect to NIS 8,926 million linked to the Israeli CPI, the Company has NIS 4,966 million of cross-currency swaps.
(4)	With respect to NIS 1,493 million unlinked NIS, the Company has NIS 1,345 million of cross-currency swaps.
(5)	Mainly a provision for tax, financial derivatives and customer advances.

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Appendix B of the Directors’ Report

Additional Information regarding Currency Exposure

as of September 30, 2013

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar, the Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of September 30, 2013. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company’s equity to the Company’s assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	2,577	2,342	2,948	3,302	317
Assets in NIS	2,577	8,284	14,072	11,331	505	36,769
% of total assets	7	23	38	31	1	100
Liabilities in original currency	10,179	1,254	1,621	1,654	—
Cross-currency swap transactions in original currency	(7,528)	216	633	746	157
Liabilities in original currency	2,651	1,470	2,254	2,400	157
Liabilities in NIS adjusted for swaps	2,651	5,199	10,759	8,236	250	27,095
% of total liabilities	10	19	40	30	1	100
Total equity in original currency	(74)	872	694	902	160
Total economic equity[3] in NIS	(74)	3,085	3,313	3,095	255	9,674
% of total equity	—	32	34	32	2	100

[1]	According to currency exchange rates as of September 30, 2013.
[2]	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.
[3]	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to the revaluation of investment property.

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Appendix C of the Directors’ Report

Valuation Summary

During the third quarter of 2013, the Company conducted a valuation of the Purchase Price Allocation (“PPA”) of ATR with respect to the acquisition of 20.4 million additional shares of ATR, refer to Note 3.c.6 to the financial statements (the “valuation”).

The Company has examined the requirement to attach the valuation, in accordance with Regulation 8B of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 and pursuant to legal position 105-23 of the Israel Securities Authority. Based on this examination, the gain generated for the Company as a result of the valuation is greater than 10% of the net income attributable to equity holders of the Company for the Reporting Period. It should be noted that, as an additional test, the Company has applied the “Representative Annual Income” test, namely – the net income for four quarters, that is calculated as the average net income attributable to equity holders of the Company during the last 12 quarters at its absolute value (the “Representative Income”). According to this test, the gain generated for the Company as a result of the valuation is greater than 10% of the Representative Income. Based on the results of the quantitative examination and in the absence of other qualitative considerations, the Company is attaching the valuation, in accordance with Regulation 8B of the Securities Regulations (Periodic and Immediate Reports), 1970. Presented below is a summary of the valuation:

1.	Identification of the valuation subject	PPA for the purpose of determining the Company’s share in the value of ATR’s identifiable assets, net of its identifiable liabilities.

2.	Valuation date/Effective date	August 29, 2013.

3.	Value of the valuation subject in the Company’s books (consideration paid for the shares)	EUR 87.8 million (NIS 417 million).

4.	Value of the valuation subject determined by the valuation	EUR 124.3 million (NIS 590 million).

5.	Identity of the appraiser and its characterization – BDO Ziv Haft

Ziv Haft Consulting & Management Ltd. (“Ziv Haft”). Ziv Haft is part of the worldwide BDO network and provides consulting and management services on a wide range of topics to companies engaged in various fields. Ziv Haft has a wealth of experience in the field of appraisal, economic and accounting due diligence, and valuations of goodwill and intangible assets.

There is no dependence between the appraiser and the Company.

6.	The valuation methodology adopted by the appraiser	International Financial Reporting Standards No. 3, “Business Combinations”.

7.	The valuation model adopted by the appraiser

•   Discounted cash flows (DCF) for VAT receivable.

•   Share-based payment valuation (part of the minority interest) using the B&S model in accordance with IFRS 2.

•   External valuation of loans, debentures and finance leases.

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8.	The main assumptions according to which the valuation was carried out

•   Average discount rate of 10% for finance leases.

•   Discount rate of 4.2% for loans and 4.0% for debentures, in accordance with the external valuation.

•   VAT receivable has been discounted in accordance with the capitalization rates of the real estate with respect to which they were created, of 8.22%-12.2%.

•   Investment property, property under development and land are presented at their value in the financial statements (represents their fair value).

9.	Bargain purchase gain at the date of acquisition	EUR 36.5 million (NIS 173 million).

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Appendix D of the Directors’ Report

Disclosure Regarding Forecasted Cash Flows

The Company’s Board of Directors has examined the criteria relating a corporation’s warning signs, as set forth in the Securities Regulations (Periodic and Immediate Reports), 1970. As of September 30, 2013, based on its stand-alone financial statements (in accordance with Regulation 38D of the aforementioned regulations), the Company has a working capital deficit and also continuous negative cash flows from operating activities, which constitutes one of the warning signs pursuant to the regulations, and thus requires disclosure of the Company’s forecasted cash flows.

Presented below is a disclosure regarding the forecasted cash flows as of September 30, 2013, which includes the existing and anticipated liabilities that the Company has to settle during the two years from the Reporting Date, as well as details of the financial sources from which the Company expects to settle the aforesaid liabilities, without assuming the raising of equity or debt and without additional investments:

	1.10.2013 through 31.12.2013	1.1.2014 through 31.12.2014	1.1.2015 through 30.9.2015
	NIS in millions
Balance of liquid assets at the beginning of the period (1)	1,200	1,319	1,238

Stand-alone sources:
From operating activities of investees (2)	155	1,117	914
Issuance of debentures	446	—	—

Total sources	601	1,117	914
Stand-alone applications:
Cash outflows for operating activities (3) (5)	(154)	(644)	(493)
Cash outflows for financing activities (4) (5)	(252)	(238)	(615)
Loans to subsidiaries
Anticipated dividend distributions (6)	(76)	(316)	(237)

Total applications	(482)	(1,198)	(1,345)

Balance of Liquid assets at the end of the period	1,319	1,238	807

As of September 30, 2013, the Company and the Company’s private subsidiaries have unencumbered property and marketable securities amounting to NIS 5.5 billion.

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The principal working assumptions used by the Company in presenting the forecasted cash flows are as follows:

(1)	The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and credit facility balances available for immediate drawdown) relates solely to the Company. In addition, as of September 30, 2013, the Company’s wholly-owned subsidiaries have at their disposal approved, unutilized credit facilities available for immediate drawdown and liquid balances totaling NIS 1.2 billion; in addition, subsequent to the Reporting Date, the Company’s wholly-owned subsidiaries increased their credit facilities by additional U.S.$ 85 million . Thus, the balance of the liquid assets of the Company and the Company’s wholly-owned subsidiaries at the end of the periods presented in the above table is NIS 2.8 billion, NIS 2.7 billion and NIS 2.3 billion, respectively.

(2)	Includes dividends, interest, loan repayments and redemption of preferred shares. It is assumed that the public subsidiaries (CTY, FCR, EQY and ATR) will continue to distribute dividends in accordance with their dividend distribution policy.

(3)	Includes interest payments, tax payments and general and administrative expenses.

(4)	Redemption of principal of debentures in accordance with the debenture terms.

(5)	Based on currency exchange rates and variable interest rates as of September 30, 2013, and on the absence of change in the consumer price index. Changes in these assumptions could have an effect on principal and interest payments.

(6)	In accordance with the Company’s dividend distribution policy, as announced in November 2013.

Forward-looking information

The assumptions and the estimated forecasted cash flows set forth above are forward-looking information since they include, inter alia, forecasts, assessments and estimates and other information relating to future events or matters, whose materialization is not certain and does not depend solely on the Company, but on many additional factors.

The forward-looking information is based to a large extent, in addition to information in the possession of the Company at the time of preparing this Report, on the Company’s current expectations and assessments regarding the state of the markets in which the Group operates, on additional macroeconomic data published and being published by various external sources, the contents of which have not been independently authenticated by the Company, and on future developments in each of the aforementioned parameters and on the integration of such developments with each other.

The aforesaid information might not materialize, wholly or partly, or might materialize in a substantially different manner than that expected. The factors that could affect this are, inter alia, changes and developments in the economic environment and the markets in which the Group operates, including changes in the parameters described above and the materialization of all or some of the risk factors that characterize the Group’s activities, including a renewed outbreak of the financial crisis, a deterioration in the commercial and economic terms for realizing business opportunities, etc.

39

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2012 PERIODIC

REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2012 (the “Periodic Report”), for each matter that has to be described in the Periodic Report.

Update to Section 2 – Investments in the Company’s capital and transactions in its shares in the last years

A.	For details regarding the public offering made by the Company in June 2013 of 10.4 million shares for a net consideration of NIS 490 million, refer to Note 3.a.2 to the financial statements.

B.	For details regarding the listing of the Company’s shares on the Toronto Stock Exchange (TSX), refer to Note 5.a to the financial statements.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 22, 2013, the Company distributed a dividend to its shareholders in the amount of approximately NIS 71 million (NIS 0.43 per share).

B.	On July 2, 2013, the Company distributed a dividend to its shareholders in the amount of approximately NIS 76 million (NIS 0.43 per share).

C.	On October 9, 2013, the Company distributed a dividend to its shareholders in the amount of approximately NIS 76 million (NIS 0.43 per share).

D.	For details regarding the dividend declared by the Company subsequent to the Reporting Date, refer to Note 5.c to the financial statements.

Update to Section 7 – Acquisition, development and management of shopping centers in Canada

A.	For details regarding the public offering in Canada made by FCR of C$ 100 million par value of unsecured debentures (Series P) bearing annual interest at the rate of 3.95%, refer to Note 3.b.1 to the financial statements.

B.	For details regarding the public offering in Canada made by FCR of C$ 300 million par value of unsecured debentures (Series Q) bearing annual interest at the rate of 3.90%, refer to Notes 3.b.2 and 3.b.5 to the financial statements.

C.	For details regarding the public offering in Canada made by FCR of C$ 57.5 million par value of unsecured convertible debentures, bearing annual interest at the rate of 4.45%, refer to Note 3.b.3 to the financial statements.

D.	In July 2013, FCR increased its credit facility from C$ 500 million to C$ 600 million (whereby FCR has revolving credit facilities with an overall scope of C$ 675 million), and extended the term of this credit facility until June 30, 2016. The credit facility bears interest at Canadian Libor +1.325% or Prime + 0.325%.

E.	For details regarding the public offering in Canada made by FCR of C$ 50 million par value of unsecured debentures (Series O), bearing annual interest at the rate of 4.43%, refer to Note 3.b.8 to the financial statements.

Update to Section 8 – Acquisition, development and management of shopping centers in Northern Europe

A.	For details regarding the issuance made by CTY of 114.4 million CTY shares by way of a rights issuance, for a gross consideration of EUR 200 million, and the Company’s participation in this issuance, refer to Note 3.a.1 to the financial statements.

B.	For details regarding the acquisition of 2.1 million CTY shares by the Company for a consideration of EUR 5 million, refer to Note 3.c.1 to the financial statements.

C.	For details regarding the public offering made by CTY with a scope of EUR 500 million par value of unsecured debentures bearing annual interest at the rate of 3.75%, and for the repurchase by CTY of EUR 28.5 million par value debentures, refer to Note 3.b.7 to the financial statements.

D.	On May 10, 2013, S&P rating agency initially assigned a short- and long-term credit rating to CTY of ‘A-3’ and ‘BBB-’, respectively, with a Stable Outlook.

E.	On May 16, 2013, Moody’s rating agency initially assigned a long-term credit rating to CTY of ‘Baa3’, with a Stable Outlook.

F.	Within the framework of CTY’s undertakings to comply with financial and other covenants existing on its loans and credit facilities, as set forth in the Periodic Report for 2012, there are also the following general stipulations: (1) The total secured debt shall not exceed 7.5% of the total debt. (2) A single shareholder shall not hold more than 50% of its voting rights.

Non-compliance with either of these stipulations will require CTY to conduct negotiations with the lending banks and the holders of its debt; in addition, there is a remedy period in the case of a breach of these stipulations and the lenders are also allowed to waive these stipulations.

Update to Section 9 – Acquisition, development and management of shopping centers in Central and Eastern Europe

A.	For details regarding the offering made by ATR of EUR 350 million par value of unsecured debentures, bearing interest at the rate of 4%, subsequent to the Reporting Date, refer to Note 3.b.4 to the financial statements.

B.	For details regarding the acquisition of 20.4 million ATR shares by the Company, constituting 5.5% of ATR’s share capital, from investors from the CPI Group in consideration for EUR 87.8 million, refer to Note 3.c.6 to the financial statements.

Update to Section 10 – Initiation and construction of real estate projects

A.	In April 2013, Dori Construction Ltd. made a public offering of NIS 82 million par value of debentures together with 4.1 million warrants for shares in Dori Construction Ltd., for a gross consideration of NIS 85 million. Subsequent to the reporting date, Dori Construction Ltd. expanded this series in the amount of NIS 8 million par value of debentures.

B.	In April 2013, Dori Construction Ltd. issued, by way of a rights issuance to its shareholders, 2.8 million warrants, which are exercisable into ordinary shares having a par value NIS 0.01, from May 1, 2013 to November 30, 2013, at an exercise price of NIS 4.5 (without linkage). In July 2013, U. Dori Group Ltd. together with a corporation controlled by Israel Theatres Ltd. entered into an agreement for the acquisition of a company which owns indirectly 15.3% of Ronson’s share capital, in consideration for 14.6 million zlotys (NIS 16 million). In November 2013, U. Dori Group closed the transaction and, with effect from the closing date, U. Dori Group holds an (indirect) interest of 39.8% in Ronson’s share capital.

C.	In October 2013, U. Dori Group made a public offering of NIS 78 million par value of debentures, for a gross consideration of NIS 78 million.

Update to Section 11.1 – Gazit Development

For details regarding the issuance of warrants, by way of a rights issuance, by Gazit Development to its shareholders, and the exercise of the said warrants issued to the Company for a consideration of NIS 214 million, whereby the interests in Gazit Development have risen to 82.5% of the share capital and the voting rights therein, refer to Note 3.a .3 to the financial statements.

Update to Section 11.5 – Royal Senior Care (RSC)

On April 19, 2013, the Company sold to its partner its remaining interest in RSC, comprising 50% in a senior housing facility and 60% in land, for U.S.$ 15 million (NIS 54 million). Effective from the sale date the Company has no activity in the senior housing facilities sector in the U.S.

Update to Section 17 – Human capital

A.	On May 1, 2013, the general meeting of the Company approved an annual bonus for 2012 of NIS 480 thousand, to Mr. Aharon Soffer, the Company’s President, which represents the bonus portion which is at the Board of Directors’ discretion, from a total bonus amount of NIS 1,600 thousand (this was approved by the Company’s Compensation Committee and its Board of Directors in March 2013).

B.	On May 23, 2013, after receiving the approval of the Company’s Board of Directors and its Compensation Committee, the general meeting of the Company approved an annual bonus for 2012 of NIS 500 thousand, to Mr. Arie Mientkavich, the Deputy Chairman of the Board of Directors. NIS 180 thousand of the aforesaid bonus was subject to the approval of the Company’s Compensation Policy by the general meeting (which was received in September 2013, as set forth in section D below), and with the proviso that the payment would be in accordance with the aforesaid Compensation Policy, as approved by the Company’s Compensation Committee in July 2013.

C.	For details regarding the grant of equity-based compensation to six officers and Company employees, refer to Note 3.c.7 to the financial statements.

D.	For details regarding the adoption of the Compensation Policy for officers of the Company by the Board of Directors, extension of the engagement with the Company’s President, extension of the engagement with the Deputy Chairman of the Company’s Board of Directors and the grant of equity compensation to the Company’s President and the Deputy Chairman of the Company’s Board of Directors, refer to Notes 3.c.8 and 3.c.9 to the financial statements and the immediate report regarding convening of the Company’s general meeting, from July 29, 2013 and the immediate reports regarding private allotments from September 3, 2013 (as amended on September 29, 2013) and from November 5, 2013 (Reference Nos.: 2013-01-103449, 2013-01-136821, 2013-01-151422 and 2013-01-183807).

Update to Section 19 – Financing

A.	On May 13, 2013, S&P Maalot rating agency upgraded the credit rating of all the outstanding debentures of the Company from ‘ilA+’ to ‘ilAA-’, with a Stable Outlook.

B.	For details regarding a public offering of NIS 731 million par value of unsecured debentures (Series K), by way of a series expansion, for a net consideration of NIS 856 million, refer to Note 3.b.6 to the financial statements.

C.	For details regarding a public offering of NIS 451 million par value of unsecured debentures (Series L) for a net consideration of NIS 446 million, refer to Note 5.b to the financial statements.

D.	In October 2013, wholly-owned subsidiaries of the Company entered into agreements for the grant of U.S.$ 135 million revolving credit facilities from a foreign bank for a period of three years (replacing a U.S.$ 50 million credit facility with the aforesaid bank). The credit facilities are secured by shares of EQY, FCR and CTY and do not bear right of recourse to the Company (“non-recourse”).

Update to Section 20 – Taxation

A.	For details regarding the effect of the Economic Plan for 2013-2014 approved in the Knesset (Israeli parliament), refer to Note 3.c.11 to the financial statements.

B.	For details regarding the signing of a tax assessment agreement with the Israel Tax Authority for the years 2004-2011, refer to Note 3.c.10 to the financial statements.

Disclosure Concerning Very Material Properties Pursuant to Chapter F of the Disclosure Guideline Regarding Investment Property Activity

G ONE

	Quarter 3 2013	Quarter 2 2013	Quarter 1 2013	As of December 31, 2012 and for the year then ended
Value of property	291,900	288,600	286,700	286,700
Building rights and other adjustments	15,600	15,600	15,600	15,600
NOI in the period (NIS in 000’s)	5,502	5,335	5,190	20,966
Revaluation gains (losses) in the period	3,283	1,845	(3)	4,203
Average occupancy rate in the period	100%	99%	100%	99%
Rate of return (%)	7.2%	7.2%	7.2%	7.3%
Average annual rental per sq. meter (NIS)	847	846	826	822
Average annual rental per sq. meter in leases signed in the period (NIS)	—		—	869

G TWO

	Quarter 3 2013	Quarter 2 2013	Quarter 1 2013	As of December 31, 2012 and for the year then ended
Value of property	261,300	261,300	259,500	259,500
Land reserve and building rights	45,000	45,000	45,000	45,000
NOI in the period (NIS in 000’s)	5,058	4,922	4,876	18,516
Revaluation gains (losses) in the period	(159)	1,724	(105)	(386)
Average occupancy rate in the period	100%	100%	100%	99%
Rate of return (%)	7.3%	7.3%	7.2%	7.1%
Average annual rental per sq. meter (NIS)	873	868	842	846
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	—	960

G CINEMA CITY

	Quarter 3 2013	Quarter 2 2013	Quarter 1 2013	As of December 31, 2012 and for the year then ended
Value of property	460,800	455,530	452,620	452,620
NOI in the period (NIS in 000’s)	8,045	8,071	7,811	31,930
Revaluation gains (losses) in the period	5,168	2,885	(4)	15,457
Average occupancy rate in the period	100%	100%	100%	100%
Rate of return (%)	7.2%	7.2%	7.1%	7.1%
Average annual rental per sq. meter (NIS)	1,480	1,457	1,403	1,398
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	4,787	—

GAZIT-GLOBE LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

UNAUDITED

INDEX

Page
Auditors’ Review Report	2

Condensed Consolidated Statements of Financial Position	3 - 4

Condensed Consolidated Statements of Income	5

Condensed Consolidated Statements of Comprehensive Income	6

Condensed Consolidated Statements of Changes in Equity	7 - 11

Condensed Consolidated Statements of Cash Flows	12 - 15

Notes to Interim Condensed Consolidated Financial Statements	16 - 27

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS’ REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries (“the Group”), which comprises the condensed consolidated statement of financial position as of September 30, 2013 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods of nine and three months then ended. The Company’s board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, “Interim Financial Reporting” and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to approximately NIS 4,376 million as of September 30, 2013, and the Group’s share in its earnings amounted to approximately NIS 142 million and NIS 56 million for the periods of nine and three months then ended, respectively. The condensed interim financial information of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 19, 2013	A Member of Ernst & Young Global

2

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	748	1,421	1,683
Short-term investments and loans	752	466	538
Marketable securities at fair value through profit or loss	150	110	87
Available-for-sale securities	11	22	14
Financial derivatives	92	78	81
Trade receivables	769	731	744
Other accounts receivable	255	359	216
Inventory of buildings and apartments for sale	691	686	712
Income taxes receivable	15	14	15

	3,483	3,887	4,090
Assets classified as held for sale	573	1,301	1,482

	4,056	5,188	5,572

NON-CURRENT ASSETS
Equity-accounted investees	5,909	4,829	4,713
Other investments, loans and receivables	828	607	713
Available-for-sale financial assets	349	358	339
Financial derivatives	1,191	826	929
Investment property	53,836	55,941	55,465
Investment property under development	2,470	3,623	2,806
Non-current inventory	23	23	23
Fixed assets, net	164	187	187
Goodwill	93	106	100
Other intangible assets, net	20	18	17
Deferred taxes	181	221	198

	65,064	66,739	65,490

	69,120	71,927	71,062

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	286	429	351
Current maturities of non-current liabilities	2,308	4,565	2,382
Financial derivatives	44	12	12
Trade payables	895	822	914
Other accounts payable	1,263	1,318	1,256
Advances from customers and buyers of apartments	284	263	257
Income taxes payable	38	59	52

	5,118	7,468	5,224
Liabilities attributed to assets held for sale	54	176	168

	5,172	7,644	5,392

NON-CURRENT LIABILITIES
Debentures	22,218	17,764	18,500
Convertible debentures	1,283	1,281	1,197
Interest-bearing loans from financial institutions and others	14,037	17,899	19,433
Financial derivatives	180	483	472
Other financial liabilities	201	339	346
Employee benefit liability, net	6	9	7
Deferred taxes	2,986	2,995	3,066

	40,911	40,770	43,021

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	229	218	219
Share premium	4,289	3,799	3,805
Retained earnings	5,216	4,541	4,699
Foreign currency translation reserve	(1,685)	(282)	(913)
Other reserves	158	66	60
Loans granted to purchase Company’s shares *)	—	—	—
Treasury shares	(21)	(21)	(21)

	8,186	8,321	7,849
Non-controlling interests	14,851	15,192	14,800

Total equity	23,037	23,513	22,649

	69,120	71,927	71,062

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

November 19, 2013
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gil Kotler Executive Vice President and CFO

4

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions (except per share amounts)
Rental income	3,877	3,879	1,251	1,352	5,249
Property operating expenses	1,275	1,246	397	424	1,705

Net operating rental income	2,602	2,633	854	928	3,544

Revenues from sale of buildings, land and construction works performed	1,320	1,335	372	403	1,749
Cost of buildings sold, land and construction works performed	1,214	1,267	337	382	1,665

Gross profit from sale of buildings, land and construction works performed	106	68	35	21	84

Gross profit	2,708	2,701	889	949	3,628
Fair value gain from investment property and investment property under development, net	504	1,472	113	441	1,913
General and administrative expenses	(428)	(476)	(135)	(149)	(648)
Other income	187	168	180	43	164
Other expenses	(55)	(40)	(1)	(23)	(47)
Company’s share in earnings of equity accounted investees, net	164	279	59	125	299

Operating income	3,080	4,104	1,105	1,386	5,309
Finance expenses	(1,732)	(1,763)	(579)	(666)	(2,214)
Finance income	378	86	74	41	120

Profit before taxes on income	1,726	2,427	600	761	3,215
Taxes on income (tax benefit)	121	458	(6)	115	681

Net income	1,605	1,969	606	646	2,534

Attributable to:
Equity holders of the Company	739	733	334	187	957
Non-controlling interests	866	1,236	272	459	1,577

	1,605	1,969	606	646	2,534

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	4.36	4.44	1.90	1.13	5.80

Diluted net earnings	4.34	4.23	1.89	1.06	5.59

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Net income	1,605	1,969	606	646	2,534

Other comprehensive income (loss) (net of tax effect):
Items that are or will be reclassified to profit or loss:
Exchange differences on translation of foreign operations (1)	(1,732)	1,000	(160)	572	(417)
Realization of exchange differences on translation of equity-accounted foreign operations	—	3	—	—	3
Net gains (losses) on cash flow hedges (1)(2)	238	(106)	8	(69)	(100)
Net gains on available-for-sale financial assets	10	40	1	6	37

	(1,484)	937	(151)	509	(477)

Items not to be reclassified to profit or loss:
Gain (loss) on revaluation of fixed assets in joint venture	(6)	16	—	—	10

Total other comprehensive income	(1,490)	953	(151)	509	(467)

Total comprehensive income	115	2,922	455	1,155	2,067

Attributable to:
Equity holders of the Company (3)	95	1,183	276	431	773
Non-controlling interests	20	1,739	179	724	1,294

	115	2,922	455	1,155	2,067

(1) Includes Company’s share in other comprehensive income (loss) of equity accounted investees	(8)	5	(3)	(3)	(3)

(2) In the nine-month period ending September 30, 2013 includes loss from reclassification of NIS 118 million due to unwinding of hedging transactions in CTY, see also Note 3b7.
(3) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:

Net income	739	733	334	187	957
Exchange differences on translation of foreign operations	(772)	444	(64)	275	(187)
Realization of exchange differences on translation of equity-accounted foreign operation	—	2	—	—	2
Net gains (losses) on cash flow hedges	123	(53)	5	(37)	(48)
Net gains on available-for-sale financial assets	11	41	1	6	39
Gain (loss) on revaluation of fixed assets in joint venture	(6)	16	—	—	10

	95	1,183	276	431	773

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

6

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of January 1, 2013 (audited)	219	3,805	4,699	(913)	60	*) —	(21)	7,849	14,800	22,649
Net income	—	—	739	—	—	—	—	739	866	1,605
Other comprehensive income (loss)	—	—	—	(772)	128	—	—	(644)	(846)	(1,490)

Total comprehensive income (loss)	—	—	739	(772)	128	—	—	95	20	115
Issue of shares net of issue expenses	10	479	—	—	—	—	—	489	—	489
Exercise of share options into Company’s shares	*) —	5	—	—	(4)	—	—	1	—	1
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	6	—	—	6	17	23
Dividends declared **)	—	—	(222)	—	—	—	—	(222)	—	(222)
Capital issuance to non-controlling interests	—	—	—	*) —	(30)	—	—	(30)	606	576
Acquisition of non-controlling interests	—	—	—	*) —	(2)	—	—	(2)	(35)	(37)
Issue, redemption and repurchase of convertible debentures and warrants expiry in subsidiaries	—	—	—	—	—	—	—	—	(6)	(6)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(551)	(551)

Balance as of September 30, 2013	229	4,289	5,216	(1,685)	158	*) —	(21)	8,186	14,851	23,037

*)	Represents an amount of less than NIS 1 million.
**)	In the nine months ending September 30 2013, the Company declared dividends of NIS 1.29 per share (a total amount of approximately NIS 222.3 million), of which NIS 71.1 million (NIS 0.43 per share) was paid on April 22, 2013, NIS 75.6 million (NIS 0.43 per share) was paid on July 2, 2013 and NIS 75.6 million (NIS 0.43 per share) was paid on October 9, 2013.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

7

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Adjustments from translation of financial statements	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of January 1, 2012 (audited)	218	3,787	3,904	(728)	150	*) —	(21)	7,310	12,318	19,628
Net income	—	—	733	—	—	—	—	733	1,236	1,969
Other comprehensive income	—	—	—	446	4	—	—	450	503	953

Total comprehensive income	—	—	733	446	4	—	—	1,183	1,739	2,922
Expiration and exercise of share options into Company’s share	*) —	12	—	—	(12)	—	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture, net of tax	—	—	102	—	(102)	—	—	—	—	—
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Cost of share-based payment	—	—	—	—	3	—	—	3	32	35
Dividend declared	—	—	(198)	—	—	—	—	(198)	—	(198)
Capital issuance to non-controlling interests	—	—	—	—	126	—	—	126	1,820	1,946
Acquisition of non-controlling interests	—	—	—	—	(103)	—	—	(103)	(182)	(285)
Conversion and repurchase of convertible debentures in subsidiaries	—	—	—	—	—	—	—	—	(12)	(12)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(523)	(523)

Balance as of September 30, 2012	218	3,799	4,541	(282)	66	*) —	(21)	8,321	15,192	23,513

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

8

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of July 1, 2013	229	4,289	4,957	(1,621)	155	*) —	(21)	7,988	14,787	22,775
Net income	—	—	334	—	—	—	—	334	272	606
Other comprehensive income (loss)	—	—	—	(64)	6	—	—	(58)	(93)	(151)

Total comprehensive income (loss)	—	—	334	(64)	6	—	—	276	179	455
Exercise and expiration of share options issued by the Company	*) —	*) —	—	—	*) —	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	2	—	—	2	7	9
Dividend declared **)	—	—	(75)	—	—	—	—	(75)	—	(75)
Capital issuance to non-controlling interests	—	—	—	—	(5)	—	—	(5)	28	23
Redemption and re-purchase of convertible debentures and warrants expiry in subsidiaries	—	—	—	—	—	—	—	—	(7)	(7)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(143)	(143)

Balance as of September 30, 2013	229	4,289	5,216	(1,685)	158	*) —	(21)	8,186	14,851	23,037

*)	Represents an amount of less than NIS 1 million.
**)	On August 26, 2013 the Company declared a dividend in amount of NIS 0.43 per share (a total of approximately NIS 75.6 million), that was paid on October 9, 2013.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

9

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Adjustments from translation of financial statements	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of July 1, 2012	218	3,791	4,318	(557)	157	*) —	(21)	7,906	13,124	21,030
Net income	—	—	187	—	—	—	—	187	459	646
Other comprehensive income (loss)	—	—	—	275	(31)	—	—	244	265	509

Total comprehensive income (loss)	—	—	187	275	(31)	—	—	431	724	1,155
Expiration and exercise of share options into Company’s shares	*) —	8	—	—	(8)	—	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture, net of tax	—	—	102	—	(102)	—	—	—	—	—
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	1	—	—	1	9	10
Dividend declared	—	—	(66)	—	—	—	—	(66)	—	(66)
Capital issuance to non-controlling interests	—	—	—	—	117	—	—	117	1,681	1,798
Acquisition of non-controlling interests	—	—	—	—	(68)	—	—	(68)	(182)	(250)
Conversion and repurchase of convertible debentures in subsidiaries	—	—	—	—	—	—	—	—	(8)	(8)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(156)	(156)

Balance as of September 30, 2012	218	3,799	4,541	(282)	66	*) —	(21)	8,321	15,192	23,513

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

10

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2012 (audited)	218	3,787	3,904	(728)	150	*) —	(21)	7,310	12,318	19,628
Net income	—	—	957	—	—	—	—	957	1,577	2,534
Other comprehensive income (loss)	—	—	—	(185)	1	—	—	(184)	(283)	(467)

Total comprehensive income (loss)	—	—	957	(185)	1	—	—	773	1,294	2,067
Exercise and expiration of share options issued by the Company	1	18	—	—	(16)	—	—	3	—	3
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture	—	—	102	—	(102)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	4	—	—	4	43	47
Dividend declared	—	—	(264)	—	—	—	—	(264)	—	(264)
Capital issuance to non-controlling interests	—	—	—	—	125	—	—	125	2,099	2,224
Acquisition of non-controlling interests	—	—	—	—	(102)	—	—	(102)	(267)	(369)
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(12)	(12)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(675)	(675)

Balance as of December 31, 2012 (audited)	219	3,805	4,699	(913)	60	*) —	(21)	7,849	14,800	22,649

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

11

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Cash flows from operating activities:
Net income	1,605	1,969	606	646	2,534

Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	1,354	1,677	505	625	2,094
Company’s share in earnings of equity-accounted investees, net	(164)	(279)	(59)	(125)	(299)
Fair value gain from investment property and investment property under development, net	(504)	(1,472)	(113)	(441)	(1,913)
Depreciation and amortization of fixed and intangible assets	25	23	7	3	34
Taxes on income	121	458	(6)	115	681
Impairment loss of other assets	—	—	—	—	7
Capital loss (gain), net	42	(6)	—	(19)	5
Change in employee benefit liability, net	—	(1)	—	—	(2)
Loss from decrease in holding interest and disposal of investees, net	11	3	—	6	—
Gain from bargain purchase	(173)	(134)	(173)	(15)	(134)
Cost of share-based payment	23	35	6	10	47

	735	304	167	159	520

Changes in assets and liabilities items:
Decrease (increase) in trade and other accounts receivable	(96)	(72)	78	(13)	(29)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	(51)	42	(20)	16	2
Decrease in trade and other accounts payable	(275)	(199)	(52)	(70)	(104)
Increase (decrease) in tenants’ security deposits, net	(3)	6	(4)	1	4

	(425)	(223)	2	(66)	(127)

Net cash provided by operating activities before interest, dividend and taxes	1,915	2,050	775	739	2,927

Cash paid and received during the period for:
Interest paid	(1,428)	(1,494)	(374)	(524)	(1,964)
Interest received	27	37	8	11	54
Dividend received	109	383	38	318	395
Taxes paid	(58)	(38)	(34)	(1)	(44)
Taxes received	7	25	—	25	25

	(1,343)	(1,087)	(362)	(171)	(1,534)

Net cash provided by operating activities	572	963	413	568	1,393

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

12

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Cash flows from investing activities:
Proceeds from sale of investees	54	12	—	—	12
Investments and loans to investees	(1,190)	(222)	(427)	(28)	(266)
Acquisition, construction and development of investment property	(2,032)	(4,344)	(542)	(1,493)	(5,692)
Investments in fixed assets	(20)	(10)	(15)	(10)	(49)
Proceeds from sale of investment property and investment property under development	1,777	1,413	153	476	1,482
Proceeds from sale of fixed assets	3	—	1	—	—
Grant of long-term loans	(318)	(197)	(30)	(21)	(583)
Collection of long-term loans	330	6	226	5	79
Short-term investments, net	(185)	(6)	(82)	(376)	(20)
Investment in financial assets	(94)	(627)	(71)	(280)	(743)
Proceeds from sale of financial assets	9	970	4	516	1,134

Net cash used in investing activities	(1,666)	(3,005)	(783)	(1,211)	(4,646)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

13

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Cash flows from financing activities:
Issue of shares net of issue expenses	490	—	—	—	—
Repayment of loans granted for purchase of Company’s shares	*) —	*) —	—	—	*) —
Exercise of share options into Company’s shares	*) —	*) —	—	*) —	3
Capital issuance to non-controlling interests, net	505	1,541	1	1,466	1,832
Acquisition of non-controlling interests	(102)	(179)	—	(179)	(263)
Dividend paid to equity holders of the Company	(147)	(132)	(76)	(66)	(264)
Dividend paid to non-controlling interests	(551)	(494)	(139)	(131)	(653)
Receipt of long-term loans	1,107	3,566	68	925	6,140
Repayment of long-term loans	(5,198)	(3,385)	(831)	(701)	(6,042)
Repayment of long-term credit facilities from banks, net	32	(676)	787	(357)	(169)
Repayment and early redemption of debentures and convertible debentures	(1,058)	(1,597)	(225)	(815)	(3,177)
Short-term credit from banks and others, net	4	(24)	75	133	(85)
Issue of debentures and convertible debentures, net of issue expenses	5,141	3,387	174	433	6,168

Net cash provided by (used in) financing activities	223	2,007	(166)	708	3,490

Exchange differences on balances of cash and cash equivalents	(64)	(83)	(25)	(86)	(93)

Increase (decrease) in cash and cash equivalents	(935)	(118)	(561)	(21)	144
Cash and cash equivalents at the beginning of the period	1,683	1,539	1,309	1,442	1,539

Cash and cash equivalents at the end of the period	748	1,421	748	1,421	1,683

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

14

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
(a) Significant non-cash transactions:
Conversion and interest payment of convertible debentures for subsidiary’s shares	67	321	36	248	321

Acquisition of subsidiary’s shares in exchange for issuance of shares by subsidiary	—	106	—	106	106

Dividend payable to equity holders of the Company	76	66	76	66	—

Dividend payable to non-controlling interests	81	92	81	92	87

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

15

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: - GENERAL

a.	These condensed interim consolidated financial statements have been prepared in a condensed format as of September 30, 2013 and for the nine months then ended (“reporting period”) and three months then ended (“condensed interim consolidated financial statements”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2012 and for the year then ended and accompanying notes, approved by the board of directors on March 19, 2013 (“annual financial statements”).

b.	As of September 30, 2013 (the “reporting date”), the Group has a working capital deficiency of New Israeli Shekels (“NIS”) 1,116 million. The Group has unused approved credit facilities in the amount of NIS 7.4 billion available for immediate drawdown. Furthermore, subsequent to the reporting date the Company raised long-term debt at an amount of NIS 446 million, also see Note 5b. In addition, subsequent to the reporting date, wholly- owned subsidiaries of the Company entered into agreements for the grant of U.S.$ 135 million (NIS 477 million) revolving credit facilities from a foreign bank for a period of three years (replacing a U.S.$ 50 million credit facility with the aforesaid bank). In addition, as of the reporting date, the Group has unencumbered investment property and investment property under development presented in the condensed interim consolidated financial statements at their fair value of NIS 38.7 billion. The Company’s management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements:

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.	New standards, interpretations and amendments initially adopted by the Company:

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

IAS 1—Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1 (“the Amendment”) accordingly, items which may be carried to profit or loss at a later stage should be presented separately in other comprehensive income from items that can never be carried to profit or loss.

The Amendment is applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2013, or thereafter.

16

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 13—Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value reflects the ability of market participant to generate economic benefits by using the asset in its highest and best use. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants. According to IFRS 13, fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

In addition, IFRS 13 requires disclosing the carrying amount and fair value of certain financial instruments according to IFRS 7 (see also Note 4).

IFRS 13 is applied prospectively commencing January 1, 2013 and is not applied to comparative figures. The initial implementation of IFRS 13 did not have material impact on the Company’s financial statements, other than mentioned above.

c.	Disclosure of new IFRSs’ in the period prior to their adoption

Amendments to IAS 36—Impairment of Assets

In May 2013, the IASB issued certain amendments to IAS 36—Impairment of Assets (“the Amendments”) regarding the required disclosure of assets fair value less costs of disposal. The Amendments include additional disclosure requirements regarding the recoverable amount and fair value. The additional disclosure will include the level of fair value hierarchy, valuation technique and changes in valuation technique, discount rates and key assumptions for valuation.

The Amendments should be applied commencing with the financial statements for yearly periods beginning on January 1, 2014 or thereafter. Early application is permitted. The disclosures required by the Amendments will be included in the Company’s initial financial statements upon adoption of the Amendments.

17

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: - SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a.	Capital issuances by the Group

1.	In March 2013 CTY issued to its shareholders by way of a rights issuance 114.4 million shares, which represented 35% of CTY’s total share capital and voting rights, in gross consideration for € 200 million (NIS 962 million).

The Company purchased as part of the rights issuance approximately 56.1 million shares in consideration for € 98.1 million (NIS 472 million). There was no material change in the Company’s interest in CTY due to the Company’s participation in the rights issuance.

2.	On June 13, 2013, the Company issued to the public through a shelf prospectus, approximately 10.4 million ordinary shares, at a price of NIS 47.9 per share, for a total gross consideration of NIS 500 million (approximately NIS 490 million, net of issuance expenses).

3.	In August 2013, Gazit Development issued 6.5 million warrants for no consideration, by way of a rights issuance. Each warrant is exercisable up to three years from the issuance date into one share of Gazit Development, at an exercise price of NIS 44.01, which bears interest at an annual rate of 6.7% and is linked to the Israeli Consumer Price Index. At the issuance date, the Company exercised all warrants allotted to it in consideration for NIS 214 million, settled as a decrease in the loans granted by the Company to Gazit Development.

Following the rights issuance and the warrants exercise by the Company, the interest in Gazit Development increased from 75% to approximately 82.5%. There was no material impact on the Company’s shareholders’ equity.

b.	Debenture and convertible debenture issuances by the Group

1.	In January 2013, FCR issued to the public in Canada C$ 100 million par value (NIS 359 million) unsecured debentures (series P), by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 3.95% and are payable in one installment on December 5, 2022.

2.	In March 2013, FCR issued to the public in Canada C$ 125 million par value (NIS 449 million) unsecured debentures (series Q). The debentures bear an annual interest rate of 3.90% and are payable in one installment on October 30, 2023.

3.	In February 2013, FCR issued to the public in Canada C$ 57.5 million par value (NIS 206 million) unsecured convertible debentures. The convertible debentures bear an annual interest rate of 4.45% and are convertible into FCR shares for C$ 26.75–C$ 27.75 (subject to the date of conversion) per share on each day after their listing for trade and payable on February 28, 2020.

18

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: - SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

4.	In April 2013, ATR issued to the public € 350 million par value (NIS 1,652 million) unsecured debentures that bear an annual interest rate of 4% and are payable in one installment in April 2020.

5.	In May 2013, FCR issued to the public in Canada C$ 175 million par value (NIS 604 million) unsecured debentures (series Q), by way of an expansion of a listed series.

FCR used the net proceeds of the offering to early redeem its C$ 53.9 million (NIS 186 million) debentures (series E) that bear an annual interest rate of 5.36% and were originally redeemable in January 2014.

6.	In June 2013, the Company issued to the public NIS 731 million par value unsecured debentures (series K), by way of an expansion of a listed series for net consideration of NIS 856 million.

The parent company purchased, as part of the issuance, NIS 64 million par value unsecured debentures (series K) for consideration of NIS 75 million.

7.	In June 2013, CTY issued to the public € 500 million par value (NIS 2,360 million) unsecured debentures that bear an annual interest rate of 3.75% and mature on June 24, 2020.

CTY used the net proceeds of the offering, inter alia, to early redeem bank loans and unwind hedging transactions of interest rate swaps. As a result, the Group reclassified € 24.9 million (NIS 118 million) from other comprehensive income to finance expense as part of net income.

In June 2013, CTY early redeemed € 28.5 million par value (NIS 135 million) debentures that bear an annual interest rate of 4.25% and 5.10% and their original redemption date was in the years 2014 and 2017.

8.	In August 2013, FCR issued to the public in Canada C$ 50 million par value (NIS 172 million) unsecured debentures (series O), by way of an expansion of a listed series. The debentures bear an annual interest rate of 4.43% and are payable in one installment on January 31, 2022.

c.	Other events

1.	During the reporting period, the Company purchased additional 2.1 million CTY shares in consideration for € 5 million (NIS 25 million). As a result of the purchase, the Company’s interest in CTY increased to 49.4% and the Company recognized an equity increase at an amount of NIS 7 million.

19

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: - SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

2.	In January 2013 CTY completed, together with Canada Pension Plan Investment Board (“CPPIB”) at equal portions, the purchase of a shopping center in Stockholm, Sweden, at a price of € 530 million (NIS 2.5 billion), through an equity-accounted joint venture. The purchase was financed by the joint venture with a secured 5 year loan of € 265 million (NIS 1.2 billion) and with equity.

3.	In April 2013 the Company sold its remaining interest in RSC activity to its partner, which included 50% interest in a senior housing facility and 60% interest in land, in consideration for U.S.$ 15 million (NIS 54 million).

4.	In May 2013, S&P initially assigned CTY’s short and long-term credit rating to investment grade level of A-3 and BBB-, respectively, with a stable outlook.

In May 2013, Moody’s initially assigned CTY’s long-term credit rating to investment grade level of Baa3, with a stable outlook.

5.	On May 13, 2013, S&P Maalot upgraded the Company’s credit rating for all the series of outstanding debentures to ilAA- from ilA+, with a stable outlook.

6.	On August 29, 2013 the Company purchased approximately 20.4 million ATR shares from an investor forming part of the consortium managed by CPI in consideration for € 87.8 million (NIS 417 million) in an off-market transaction. As a result of the transaction, the Company’s interest in ATR increased from 34.4% to 39.9% and the Company recognized a gain from bargain purchase at an amount of NIS 173 million. The difference between the values of ATR’s net identifiable assets to their value in ATR’s financial statement is immaterial. The Company attached to this report the purchase price allocation (PPA) of this purchase.

7.	In February 2013, the Company’s Compensation Committee and the Board of Directors approved a grant of approximately 522 thousand non-tradable share options, 95 thousand Restricted Share Units (“RSUs”) and 112 thousand Performance Share Units (“PSUs”) to six officers of the Company and 24 employees (the “grantees”), according to the capital gain alternative with a trustee, pursuant to section 102 of the Israeli Income Tax Ordinance (as disclosed in Note 28e in the annual financial statements). The value of all the equity Instruments granted at the grant day totalled NIS 13.9 million.

Each share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price of NIS 48.647 (which was calculated at the share’s average price on the stock exchange 30 days prior to the grant date), linked to the Israeli CPI and subject to adjustments for share distributions, rights issues and dividend distributions. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal installments, starting one year from the grant date of the options, and the options expire 4 years after the grant date. The fair value of each share option on the grant date, based on the binomial model, is approximately NIS 13.3. The option fair value was calculated using a standard deviation of 33.73%, a risk free interest rate of 0.22% and a share price of NIS 48.6.

20

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: - SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

Each RSUs and PSUs are exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal installments, starting one year from the grant date of the RSUs. The fair value of each RSU on the grant date is approximately NIS 47.64.

The PSUs (which were granted to officers only) vest over three years in one installment from the grant date and are subject to a general yield (including dividend distributions) of the Company share price during the vesting period of at least 20% with respect to the Company share price at the grant date. In the event of a dividend distribution, the grantees shall be entitled to remuneration that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date. The fair value of each PSU on the grant date, based on Black-Scholes model is approximately NIS 21.6. The PSU fair value was calculated using a standard deviation of 28.83%, a risk free interest rate of 0% and a share price of NIS 47.6.

8.	In September 2013, the Company’s General Meeting approved adoption of a Compensation Policy for the officers of the Company, pursuant to the provisions of Amendment No. 20 to the Israeli Companies Law, 1999. The Compensation Policy is applied to the Company’s President, Executive Vice Presidents and Vice Presidents, as well as to directors of the Company, including those who hold an executive position in it (with the exception of the Company’s controlling shareholders).

At the same date, the Company’s General Meeting approved (following the Board of Directors and the Compensation Committee approval) extending Mr. Aharon Soffer’s appointment as the Company’s President for an additional three-year period starting on November 1, 2013, and updating the terms of his employment in the Company.

At the same date, the Company’s General Meeting also approved, as part of the above mentioned employment terms update that was approved, a private allotment to Mr. Soffer, of non listed share options, RSUs and PSUs at a total value of NIS 8.25 million, according to capital gain alternative with a trustee, pursuant to section 102 of the Israeli Income Tax Ordinance. According to the aforesaid approval, in November 2013 the Company granted Mr. Soffer approximately 382 thousand non listed share options, 43 thousand RSUs and 97 thousand PSUs. The fair value of each share option on the grant date, based on the binominal model, is approximately NIS 10.8. The fair value of each RSU on the grant date is approximately NIS 48.3. The fair value of each PSU on the grant date, based on the Black-Scholes model is approximately NIS 21.3. The exercise price of each share option is NIS 47.113 linked to the CPI. For details regarding the vesting period, adjustments to the exercise price and the exercise method of the equity instruments, see Note 3c7.

In addition, in May, 2013, the General Meeting of the Company approved an annual bonus for 2012 to Mr. Soffer of NIS 480 thousand, which represents the bonus portion which is at the Board of Directors’ discretion, from a total bonus amount of NIS 1,600 thousand (this was approved by the Company’s Compensation Committee and its Board of Directors in March 2013).

21

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: - SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

9.	In September 2013, the Company’s General Meeting approved (following the Board of Directors and the Compensation Committee approval) extending Mr. Arie Mientkavich’s appointment as Active Deputy Chairman of the Company’s Board of Directors, in a part time capacity of 50%, for additional three-year period.

In addition, the Compensation Committee approved subject to the General Meeting approval (that was given on September 2013) the payment of the portion of the annual bonus approved for Mr. Mientkavich’s by the Company’s Board of Directors for 2012, in the amount of NIS 180 thousand (out of total bonus amount of NIS 500 thousand that was approved by the General Meeting on May 2013), after the General Meeting assured the compensation policy applied also to the bonus for 2012, Mr. Mientkavich’s would have been entitled to a total bonus of NIS 500 thousand.

In addition, the Company’s General Meeting approved a grant of approximately 144 thousand non listed share options, 16 thousand RSUs and 36 thousand PSUs to Mr. Mientkavich, according to capital gain alternative with a trustee, pursuant to section 102 of the Israeli Income Tax Ordinance. The value of all equity instruments granted as mentioned above to Mr. Mientkavich totaled to NIS 3 million. The fair value of each share option on the grant date, based on the binominal model, is approximately NIS 9.5. The fair value of each RSU on the grant date is approximately NIS 45.4. The fair value of each PSU on the grant date, based on the Black-Scholes model is approximately NIS 20.1. The exercise price of each share option is NIS 46.92 linked to the CPI. For details regarding the vesting period, adjustments to the exercise price and the exercise method of the equity instruments, see Note 3c7.

10.	Further to that stated in Note 25j of the 2012 annual financial statements, in September 2013, the Company and the Israel Tax Authority entered into an income tax assessments agreement for the years 2004-2011 to resolve all the disputes that had arisen concerning the assessments. As part of the assessments agreement, the Company paid NIS 29 million (including interest and CPI adjustment) in order to resolve the disputes between it and the tax assessing officer, both with respect to the years for which tax orders were issued (2004-2006), and also with respect to the years for which assessment proceedings were being conducted (2007-2011). As part of the agreement, the balances of the Company’s tax losses and credits as of December 31, 2011 were also updated, various costs of the Company’s investments were revised, and income from hedging transactions was recognized for tax purposes.

As a result of the agreement, the balances of the Company’s losses as of December 31, 2011 consisted of a balance of NIS 262 million with respect to capital losses carried forward to 2012 and a balance of NIS 395 million with respect of losses under Section 29(1) of the Israeli Income Tax Ordinance carried forward to 2012.

22

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

11.	Adjustments to the deferred tax liability -

a.	On July 30, 2013, the Knesset approved the economic plan for 2013-2014 (the Budget Law), which includes, inter alia, fiscal changes aimed mainly at increasing tax collection for these years.

These changes include, inter alia, increase of the corporate tax rate from 25% to 26.5% starting from January 1, 2014 and taxation of revaluation that is subject to future regulation. As of the reporting date the above mentioned regulation had not been set up yet.

The deferred tax balances included in the financial statements as of September 30, 2013 are calculated according to the tax rates in effect at the reporting date, and take into account the effects which could result from the changes in the law.

The change in tax rates as of September 30, 2013 increased by NIS 10 million the deferred tax liability and decreased the company’s shareholders’ equity by NIS 9 million.

b.	Due to changes in the Company’s estimation of its ability to offset tax losses in the future against gains from hedging transactions, the Company updated its deferred tax liability at an amount of NIS 98 million against deferred tax income.

NOTE 4: - FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments:

The carrying amount of certain financial assets and liabilities including cash, trade receivables, other receivables, investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below (see also Note 2b):

	September 30, 2013
	Carrying amount	Fair value
	NIS in million
Debentures	22,856	24,426
Convertible debentures	1,283	1,331
Interest bearing loans from financial institutions and others	15,761	16,128

	39,900	41,885

23

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: - FINANCIAL INSTRUMENTS (Cont.)

b.	Classification of financial instruments by fair value hierarchy:

During the reporting period a liability measured at its fair value in level 3 was disposed of due to an exercise of a put option by non-controlling interests at an amount of NIS 69 million. Other than that, there was no material changes in the classification of financial assets and liabilities measured in the financial statements at their fair value, comparing to their classification as of December 31, 2012. In addition, there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

NOTE 5: - EVENTS AFTER THE REPORTING DATE

a.	On October 15, 2013 the Company completed the process of listing its Ordinary shares for trading on the Toronto Stock Exchange (TSX). The listing was not accompanied by an equity offering by the Company.

b.	On October 26, 2013 the Company completed by way of a shelf prospectus, the initial issuance of NIS 451 million par value unsecured debentures (series L) for net consideration of NIS 446 million. The debentures are linked to an increase in the Israeli CPI, bear an annual fixed interest rate of 4%, are payable every June 30 and December 31 and mature as follows: On June 30, 2023 10% of the principle will mature, on June 30, of each year 2024 and 2025 15% of the principle will mature, and on June 30 of each year 2026 and 2027 30% of the principle will mature.

As part of the issuance of the debentures (series L), the Company has undertaken to comply with the following covenants: minimum shareholders’ equity (net of non-controlling interests) of U.S.$ 650 million during four consecutive quarters; ratio of net interest-bearing debt to total assets not exceeding 80% during four consecutive quarters; credit rating of its debentures in the last of the four abovementioned quarters higher than S&P Maalot’s BBB- rating and Midroog’s Baa3 rating; and the absence of change in control. In addition, any event in which the Company will be required to immediately redeem its listed debentures in an amount of at least the greater of: (i) NIS 200 million and (ii) 10% of shareholder’s equity (net of non-controlling interests) would trigger immediate redemption. As of the reporting rate, the Company is in compliance with the above covenants.

The parent company purchased, as part of the issuance, NIS 54 million par value unsecured debentures (series L) for consideration of NIS 54 million.

c.	On November 19, 2013 the Company declared a dividend in the amount of NIS 0.43 per share (a total of approximately NIS 76 million), payable on December 30, 2013 to the shareholders of the Company on December 16, 2013.

24

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: - EVENTS AFTER THE REPORTING DATE (Cont.)

d.	Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2013, the Company announced that the dividend to be declared in 2014 would not be less than NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis), in place of the dividend policy announced in November 2012, pursuant to which the Company distributed NIS 0.43 per share per quarter (NIS 1.72 per share on an annualized basis).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

NOTE 6: - OPERATING SEGMENTS

The Company reports five reportable segments according to the management approach of IFRS 8.

The information of the segment “shopping centers in North Europe” reflects the full value of the joint venture, Kista Galleria, that was purchased during the reporting period (see Note 3c2 above), and it is being offset against the consolidation adjustments column. The increase of the segment assets as shown below results from the above mentioned joint venture acquisition.

The information of the segment “Initiation and performance of construction works” does not include the residential activity in Canada, which does not constitute a segment and is part of the consolidation adjustments column.

NOTE 6: - OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the nine months ended September 30, 2013
Segment revenues	910	1,674	1,055	999	1,217	393	(1,051)	5,197

Segment results	326	978	653	550	48	213	312	3,080

Finance expenses, net								(1,354)

Income before taxes on income								1,726

25

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: - OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the nine months ended ending September 30, 2012
Segment revenues	957	1,636	876	989	1,335	433	(1,012)	5,214

Segment results	299	976	524	557	18	285	1,445	4,104

Finance expenses, net								(1,677)

Income before taxes on income								2,427

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months Ended September 30, 2013
Segment revenues	289	534	347	328	369	130	(374)	1,623

Segment results	111	319	229	185	18	76	167	1,105

Finance expenses, net								(505)

Income before taxes on income								600

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- Eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months ending September 30, 2012
Segment revenues	327	586	304	333	403	138	(336)	1,755

Segment results	68	346	203	185	—	113	471	1,386

Finance expenses, net								(625)

Income before taxes on income								761

26

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: - OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
For the year ended December 31, 2012
Segment revenues	1,256	2,237	1,185	1,324	1,749	565	(1,318)	6,998

Segment results	339	1,319	694	718	27	351	1,861	5,309

Finance expenses, net								(2,094)

Income before taxes on income								3,215

Segment assets

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of construction works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
September 30, 2013	10,734	25,510	15,891	14,509	1,958	6,362	(5,844)	69,120

September 30, 2012	12,262	27,567	13,781	14,487	1,563	6,295	(4,028)	71,927

December 31, 2012 (audited)	11,824	26,849	13,522	13,838	1,707	6,503	(3,181)	71,062

NOTE 7: - ATTACHMENT OF FINANCIAL STATEMENTS OF JOINTLY CONTROLLED COMPANY

The Company is attaching the financial statements of ATR, a jointly controlled entity, which is being reported according to the equity method.

The financial statements of ATR are prepared according to IFRS as endorsed by the European Union (“EU”). The effect of the adjustment of ATR’s financial statements from IFRS as endorsed by the EU to IFRS as published by the IASB, is immaterial.

27

GAZIT-GLOBE LTD.

Presentation of Financial Data from the Condensed Consolidated Interim Financial Statements

Attributable to the Company

As of September 30, 2013

Unaudited

INDEX

Page
Special Report by the Independent Auditor according to Regulation 38d	2

Presentation of Financial Data from the Condensed Consolidated Interim Financial Statements Attributable to the Company	3

Financial Information out of Condensed Consolidated Statements of Financial Position attributed to the Company	4-5

Financial Information out of Condensed Consolidated Statements of Income attributed to the Company	6

Financial Information out of Condensed Consolidated Statements of Comprehensive Income attributed to the Company	7

Financial Information out of Condensed Consolidated Statements of Cash Flows attributed to the Company	8-9

Additional Information	10-12

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel-Aviv.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. (“the Company”) as of September 30, 2013 and for the periods of nine and three months then ended. The Company’s Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for these interim periods, based on our review.

We did not review the separate interim financial information of a certain investee whose assets less attributable liabilities amounted to NIS 4,376 million as of September 30, 2013, and for which the Company’s share of its earnings amounted to NIS 142 million and NIS 56 million in the periods of nine and three months then ended, respectively. The financial statements of this company were reviewed by other auditors, whose report has been furnished to us, and our conclusion, insofar as it relates to the financial statements with respect to this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 19, 2013	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial data and financial information from the condensed consolidated interim financial statements

attributable to the Company

Below are the separate financial data and financial information from the Group’s condensed consolidated interim financial statements as of September 30, 2013, published as part of the interim reports (“consolidated financial statements”) attributable to the Company, presented in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for the presentation of financial data was set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

GAZIT-GLOBE LTD.

FINANCIAL INFORMATION OUT OF CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ATTRIBUTED TO THE COMPANY

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
ASSETS
Current assets
Cash and cash equivalents	19	11	780
Short-term loans and current maturities of long-term loans to subsidiaries	113	105	217
Financial derivatives	83	75	81
Other accounts receivable	5	2	1

Total current assets	220	193	1,079

Non-current assets
Long-term loans and deposits	*) —	29	*) —
Financial derivatives	1,172	808	910
Loans to subsidiaries	6,929	7,655	6,790
Investments in subsidiaries	12,489	11,325	11,294
Fixed assets, net	7	7	7
Deferred expenses	—	1	1

Total non-current assets	20,597	19,825	19,002

Total assets	20,817	20,018	20,081

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

FINANCIAL INFORMATION OUT OF CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ATTRIBUTED TO THE COMPANY

	September 30,		December 31,
	2013	2012	2012
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY
Current liabilities
Current maturities of debentures	491	737	731
Trade payables	3	4	1
Other accounts payable	164	181	162
Current tax payable	*) —	—	1
Dividend declared	76	66	—

Total current liabilities	734	988	895

Non-current liabilities
Loans from banks and others	2,003	2,141	2,118
Debentures	9,869	8,468	9,098
Deferred taxes	25	100	121

Total non-current liabilities	11,897	10,709	11,337

Equity attributable to equity holders of the Company
Share capital	229	218	219
Share premium	4,289	3,799	3,805
Reserves	(1,548)	(237)	(874)
Retained earnings	5,216	4,541	4,699

Total equity	8,186	8,321	7,849

Total liabilities and equity	20,817	20,018	20,081

*)	Represent an amount lower than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

November 19, 2013
Date of approval of the	Chaim Katzman	Aharon Soffer	Gil Kotler
financial statements	Chairman of the Board	President	Executive Vice President and CFO

GAZIT-GLOBE LTD.

FINANCIAL INFORMATION OUT OF CONDENSED CONSOLIDATED STATEMENTS OF INCOME ATTRIBUTED TO THE COMPANY

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Management fees from related companies	2	2	1	1	3
Finance income from subsidiaries	262	245	98	77	388
Other finance income	269	39	42	17	18

Total income	533	286	141	95	409

General and administrative expenses	55	46	19	16	68
Finance expenses	543	647	243	265	606
Other expenses	*) —	—	*) —	—	*) —

Total expenses	598	693	262	281	674

Loss before income from subsidiaries, net	(65)	(407)	(121)	(186)	(265)
Income from subsidiaries, net	739	1,109	344	353	1,210

Income before taxes on income	674	702	223	167	945
Tax benefit	(65)	(31)	(111)	(20)	(12)

Net income attributable to the Company	739	733	334	187	957

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

FINANCIAL INFORMATION OUT OF CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME ATTRIBUTED TO THE COMPANY

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Net income attributable to the Company	739	733	334	187	957

Other comprehensive income (loss) attributable to the Company (net of tax effect):
Items that are or will be reclassified to profit or loss:
Exchange differences on foreign currency translation	(53)	(7)	(45)	(40)	(90)

Other comprehensive loss attributable to the Company	(53)	(7)	(45)	(40)	(90)
Other comprehensive income (loss) attributable to subsidiaries (net of tax effect)	(585)	441	(13)	284	(104)

	(638)	434	(58)	244	(194)

Items not to be reclassified to profit or loss:
Gain (loss) on revaluation of fixed assets attributable to subsidiary	(6)	16	—	—	10

Total other comprehensive income (loss) attributable to the Company	(644)	450	(58)	244	(184)

Total comprehensive income attributable to the Company	95	1,183	276	431	773

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

FINANCIAL INFORMATION OUT OF CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS ATTRIBUTED TO THE COMPANY

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Cash flows from operating activities of the Company
Net income attributable to the Company	739	733	334	187	957

Adjustments required to present cash flows provided by (used in) operating activities of the Company:
Adjustments to profit or loss items of the Company:
Depreciation	1	1	1	*) —	1
Finance expenses, net	12	363	103	171	200
Income from subsidiaries, net	(739)	(1,109)	(344)	(353)	(1,210)
Cost of share-based payment	6	3	2	1	4
Tax benefit	(65)	(31)	(111)	(20)	(12)

	(785)	(773)	(349)	(201)	(1,017)

Changes in asset and liability items of the Company:
Increase in other accounts receivable	(4)	(9)	(3)	(8)	(11)
Increase (decrease) in trade and other accounts payable	(4)	1	(5)	26	6

	(8)	(8)	(8)	18	(5)

Cash paid and received during the period by the Company for:
Interest paid	(394)	(522)	(118)	(182)	(661)
Interest received	1	1	*) —	*) —	1
Interest received from subsidiaries	187	127	74	75	303
Taxes paid	(28)	(4)	(25)	(3)	(2)
Dividend received from subsidiary	113	99	—	—	99

	(121)	(299)	(69)	(110)	(260)

Net cash used in operating activities of the Company	(175)	(347)	(92)	(106)	(325)

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

FINANCIAL INFORMATION OUT OF CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS ATTRIBUTED TO THE COMPANY

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	Unaudited				Audited
	NIS in millions
Cash flows from investing activities of the Company
Acquisition of fixed assets	(2)	(1)	(1)	—	(1)
Investments in subsidiaries	(975)	(18)	(172)	(18)	(248)
Loans repaid by (granted to) subsidiaries, net	(396)	(120)	(225)	238	150
Proceeds from sale of convertible debenture of subsidiary	—	208	—	208	208
Designated deposit	—	(29)	—	(29)	—

Net cash provided by (used in) investing activities of the Company	(1,373)	40	(398)	399	109

Cash flows from financing activities of the Company
Issue of shares net of issue expenses	490	—	—	—	—
Exercise of share options into shares	*) —	*) —	—	*) —	3
Repayment of loans for purchase of company shares	*) —	—	—	—	*) —
Dividend paid to equity holders of the Company	(147)	(132)	(76)	(66)	(264)
Issue of debentures less issue expenses	856	685	—	—	1,676
Repayment and early redemption of debentures	(449)	(501)	(40)	(201)	(786)
Receipt (repayment) of long-term credit facilities from banks, net	32	(413)	450	(481)	(314)

Net cash provided by (used in) financing activities of the Company	782	(361)	334	(748)	315

Exchange differences on balance of cash and cash equivalents	5	(13)	6	(9)	(11)

Increase (decrease) in cash and cash equivalents	(761)	(681)	(150)	(464)	88
Cash and cash equivalents at the beginning of period	780	692	169	475	692

Cash and cash equivalents at the end of period	19	11	19	11	780

Significant non-cash transactions of the Company
Dividend payable to equity holders of the Company	76	66	76	66	—

Exchange of loans granted to subsidiary for share capital	214	—	214	—	373

Redemption of preferred shares of a subsidiary against loan repayment	—	—	—	—	180

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

a.	General

This separate financial information as of September 30, 2013 and for the nine and three month then ended have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2012 and for the year then ended and accompanying notes thereto, authorized by the board of directors on March 19, 2013 and with financial information in the interim condensed consolidated financial statements as of September 30, 2013.

b.	As of September 30, 2013 (the “reporting date”), the Company has a working capital deficiency of NIS 514 million. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 2.2 billion available for immediate drawdown. Furthermore, subsequent to the reporting date the Company raised long-term debt at an amount of NIS 446 million, also see Note f2. In addition, subsequent to the reporting date, wholly-owned subsidiaries of the Company entered into agreements for the grant of U.S.$ 135 million (NIS 477 million) revolving credit facilities from a foreign bank for a period of three years (replacing a U.S.$ 50 million credit facility with the aforesaid bank). The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Effect of new IFRS standards adoption:

IAS 1 - Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1 (“the Amendment”) which provides guidance for the presentation of other comprehensive income. According to the Amendment, items which may be carried to profit or loss at a later stage should be presented separately from items that can never be carried to profit loss.

The Amendment is applied retrospectively commencing from the financial statements for annual period beginning on January 1, 2013, or thereafter.

d.	Material events during the period

1.	For information regarding grant of equity instruments to the Company’s officers and employees during February 2013, see Note 3c7 to the consolidated condensed interim financial statements.

2.	In the first quarter of 2013, CTY declared a dividend amounting to EUR 49 million. The Company’s share of this dividend, paid in April 2013, amounted to NIS 113 million.

3.	During the reporting period, the Company purchased additional 2.1 million CTY shares in consideration for € 5 million (NIS 25 million). As a result of the purchases, the Company’s interest in CTY increased to 49.4%.

4.	In March 2013 CTY issued to its shareholders by way of rights offering 114.4 million shares, which represent 35% of CTY’s total share capital and voting rights, in consideration for € 200 million (NIS 962 million).

As part of the rights issuance, the Company purchased approximately 56.1 million shares in consideration for € 98.1 million (NIS 472 million). There was no material change in the Company’s interest in CTY due to its participation in the rights issuance.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

d.	Material events during the period (Cont.)

5.	On May 13, 2013, S&P Maalot upgraded the Company’s credit rating for all the series of outstanding debentures to ilAA- from ilA+, with a stable outlook.

6.	On June 13, 2013, the Company completed a public offering through a shelf prospectus, of approximately 10.4 million ordinary shares, at a price of NIS 47.9 per share, for a gross consideration of NIS 500 million (approximately NIS 490 million, net of issuance expenses).

7.	On June 6, 2013, the Company completed a public placement of NIS 731 million par value unsecured debentures (series K), by way of an expansion of a listed series for net consideration of NIS 856 million.

The parent company purchased, as part of the placement, NIS 64 million par value unsecured debentures (series K) for consideration of NIS 75 million.

8.	For information regarding approval of a Compensation Policy to senior officers of the Company, the extension of Mr. Aharon Soffer’s appointment as the Company’s president and grant of equity instruments and updating the terms of his employment, and the extension of Mr. Arie Mientkavich’s appointment as the Active Deputy Chairman of the Board of Directors, and of grant of equity instruments to Mr. Arie Mientkavich’s, that were approved by the Company’s General Meeting on September 3, 2013, see Notes 3c8 and 3c9 to the consolidated interim financial statements.

9.	For information regarding an income tax assessments agreement of the Company and the Israel Tax Authority for the years 2004-2011, see Note 3c10 to the consolidated interim financial statements.

10.	On July 30, 2013, the Knesset approved the Economic Plan for 2013-2014 (the Budget Law), which includes, inter alia, fiscal changes aimed mainly at increasing tax collection for these years. The said changes include, inter alia, increase of the corporate tax rate from 25% to 26.5% and taxation of revaluation gains starting from January 1, 2014. For additional information regarding the impact of the changes in the Law and other changes in deferred tax liability during the reporting period, see Note 3c11 to the consolidated interim financial statements.

11.	For information regarding the issuance of warrants by way of rights issuance in Gazit Development in August 2013, and the exercise of the said warrants issued to the Company in the amount of NIS 214 million, see Note 3a3 to the consolidated interim financial statements.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

e.	IFRS 7 - Financial Instruments

1.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	September 30, 2013
	Carrying amount	Fair value
	NIS in million
Debentures	10,360	11,712
Loans from banks and others	2,003	2,022

	12,363	13,734

2.	Classification of financial instruments by fair value hierarchy

During the reporting period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, compared to their classification as of December 31, 2012. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

f.	Events after the reporting date

1.	On October 15, 2013 the Company completed the process of listing its ordinary shares for trading on the Toronto Stock Exchange (TSX). The listing was not accompanied by an equity offering by the Company.

2.	For information regarding initial issuance of debentures (series L) to the public in October 2013 in the net amount of NIS 446 million, see Note 5b to the consolidated interim financial statements.

3.	For information regarding update of dividend distribution policy of the Company for 2014, see Note 5d to the consolidated interim financial statements.

g.	Dividend declared

On November 19, 2013, the Company declared a dividend in the amount of NIS 0.43 per share (a total of approximately NIS 76 million), payable on December 30, 2013, to the shareholders of the Company on December 16, 2013.

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in Accordance with Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Aharon Soffer, President;

2.	Gil Kotler, Senior Executive Vice President and Chief Financial Officer;

3.	Eran Ballan, Senior Executive Vice President and General Counsel;

4.	Varda Zuntz, Head of Corporate Responsibility;

5.	Rami Vaisenberger, Vice President and Controller;

6.	Shlomi Drori, Vice President Supervision and Control;

7.	Ronen Geles Vice President Finance;

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Quarterly Report for the period ended June 30, 2013 (the “Last Quarterly Report regarding Internal Control”), the internal control was found to be effective.

Through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as found in the Last Quarterly Report regarding Internal Control.

As of the date of the report, based on that stated in the Last Quarterly Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

Officers’ Declarations

A)	Declaration of the President in accordance with Regulation 38C(d)(l):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the third quarter of 2013 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report (quarterly or periodic, as the case may be) and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

November 19, 2013
Aharon Soffer, President

B)	Declaration of the most senior officer in the finance area in accordance with Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Gil Kotler, declare that:

(1)	I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the “Corporation”) for the third quarter of 2013 (the “Statements” or the “Statements for the Interim Period”);

(2)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report (quarterly or periodic, as the case may be) and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

November 19, 2013
Gil Kotler, Senior Executive Vice President and Chief Financial Officer

Leader in Shopping Centres in Central and Eastern Europe

Atrium European Real Estate Ltd

Interim Financial Report 30 September 2013

ATRIUM EUROPEAN REAL ESTATE LIMITED

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Statement of Financial Position as at 30 September 2013

		30/9/2013		31/12/2012
	Note	€’000 (Unaudited)	€’000 (Unaudited)	€’000 (Audited)	€’000 (Audited)
Assets
Non current assets
Standing investments	4	2,368,618		2,185,336
Developments and land	5	603,923		538,395
Other non current assets		57,468		93,386
			3,030,009		2,817,117
Current assets
Cash and cash equivalents	6	331,000		207,843
Other current assets*		53,148		40,562
			384,148		248,405
Total assets			3,414,157		3,065,522
Equity	7		2,303,560		2,281,372
Liabilities
Non current liabilities
Long term borrowings	8	800,995		462,075
Derivatives	9	12,303		17,828
Other non current liabilities		178,038		166,825
			991,336		646,728
Current liabilities
Short term borrowings	8	35,118		74,986
Other current liabilities*		84,143		62,436
			119,261		137,422
Total equity and liabilities			3,414,157		3,065,522

The Group management report and the condensed consolidated interim financial statements were approved and authorised for issue by the Board of Directors during the course of their meeting on 11 November 2013 and were duly signed on the Board’s behalf by Rachel Lavine, Chief Executive Officer and Chaim Katzman, Chairman.

*	31/12/2012 balances have been reclassified

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ATRIUM EUROPEAN REAL ESTATE LIMITED

Condensed Consolidated Income Statement for the period ended 30 September 2013

		1/7/2013 - 30/9/2013		1/1/2013-30/9/2013		1/7/2012 - 30/9/2012		1/1/2012 - 30/9/2012
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income		50,273		151,403		48,437		144,594
Service charge income		18,696		56,832		18,307		55,469
Net property expenses		(22,228)		(65,217)		(21,028)		(62,610)
Net rental income			46,741		143,018		45,716		137,453
Net result on acquisitions and disposals		(23)		44		401		756
Costs connected with developments		(1,690)		(3,854)		(1,134)		(4,564)
Revaluation of investment properties		1,764		9,277		(8,280)		24,698
Other depreciation, amortisation and impairments	10	(833)		(6,385)		(482)		(1,274)
Administrative expenses		(5,236)		(18,089)		(7,501)		(19,716)
Net operating profit			40,723		124,011		28,720		137,353
Net financial expenses	11	(6,128)		(27,707)		797		(16,917)
Profit before taxation			34,595		96,304		29,517		120,436
Taxation charge for the period	12	(2,292)		(11,923)		672		(13,543)
Profit after taxation for the period			32,303		84,381		30,189		106,893
Attributable to:
Owners of the parent		32,318		84,424		30,100		109,338
Non controlling interest		(15)		(43)		89		(2,445)
			32,303		84,381		30,189		106,893
Basic and diluted earnings per share in €cents attributable to shareholders		8.6		22.5		8.1		29.3

Condensed Consolidated Statement of Comprehensive Income for the period ended 30 September 2013

	1/7/2013 - 30/9/2013		1/1/2013-30/9/2013		1/7/2012 - 30/9/2012		1/1/2012 - 30/9/2012
(Unaudited)	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Profit for the period	32,303		84,381		30,189		106,893
Items that may be reclassified subsequently to the income statement:
Exchange differences arising on translation of foreign operations (net of deferred tax)	(5,248)		(5,154)		(5,199)		533
Movements in hedging reserves (net of deferred tax)	333		4,475		(2,446)		(6,483)
Total comprehensive income for the period		27,388		83,702		22,544		100,943
Attributable to:
Owners of the parent	27,403		83,745		22,455		103,384
Non controlling interest	(15)		(43)		89		(2,441)
		27,388		83,702		22,544		100,943

3

ATRIUM EUROPEAN REAL ESTATE LIMITED

Condensed Consolidated Cash Flow Statement for the period ended 30 September 2013

	1/1/2013 - 30/9/2013	1/1/2012 - 30/9/2012
(Unaudited)	€’000	€’000
Net cash generated from operating activities	103,582	92,220
Cash flows used in investing activities	(209,257)	(29,011)
Cash flows generated from/(used in) financing activities	230,116	(129,676)
Net increase/(decrease) in cash and cash equivalents	124,441	(66,467)
Cash and cash equivalents at the beginning of the period	207,843	234,924
Effect of exchange rate fluctuations on cash held	(1,284)	484
Cash and cash equivalents at the end of the period	331,000	168,941

Consolidated Statement of Changes in Equity for the period ended 30 September 2013

(Unaudited)	Note	Stated capital €’000	Other reserves €’000	Hedging reserves €’000	Retained earnings €’000	Currency translation €’000	Equity attributable to controlling shareholders €’000	Non controlling interest €’000	Total equity €’000
Balance as at 1 January 2013		2,836,658	4,879	(14,441)	(457,158)	(85,505)	2,284,433	(3,061)	2,281,372
Total comprehensive income		—	—	4,475	84,424	(5,154)	83,745	(43)	83,702
Transactions with owners
Share based payment		—	395	—	—	—	395	—	395
Issue of no par value shares		947	(784)	—	—	—	163	—	163
Dividends	7	(56,131)	—	—	—	—	(56,131)	—	(56,131)
Acquisition of non controlling interest	7	—	—	—	(8,320)	—	(8,320)	2,379	(5,941)
Balance as at 30 September 2013		2,781,474	4,490	(9,966)	(381,054)	(90,659)	2,304,285	(725)	2,303,560

(Unaudited)	Note	Stated capital €’000	Other reserves €’000	Hedging reserves €’000	Retained earnings €’000	Currency translation €’000	Equity attributable to controlling shareholders €’000	Non controlling interest €’000	Total equity €’000
Balance as at 1 January 2012		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543
Total comprehensive income		—	—	(6,483)	109,338	529	103,384	(2,441)	100,943
Transactions with owners
Share based payment		—	1,173	—	—	—	1,173	—	1,173
Issue of no par value shares		854	(129)	—	—	—	725	—	725
Dividends	7	(47,563)	—	—	—	—	(47,563)	—	(47,563)
Acquisition of non controlling interest		—	—	—	(21,441)	—	(21,441)	12,372	(9,069)
Balance as at 30 September 2012		2,852,409	4,615	(13,822)	(443,234)	(83,864)	2,316,104	(5,352)	2,310,752

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ATRIUM EUROPEAN REAL ESTATE LIMITED

Notes to the Condensed Consolidated Interim Financial Statements for the period ended 30 September 2013

(Unaudited)

1. Reporting entity

Atrium European Real Estate Limited (“Atrium”) is a company incorporated and domiciled in Jersey. Its registered office and principal place of business is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands.

The principal activity of Atrium and its subsidiaries (the “Group”) is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

2. Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as endorsed by the EU.

The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and should be read in conjunction with the consolidated annual financial statements of the Group as at and for the year ended 31 December 2012.

The annual consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU.

Basis of measurements

The financial statements are presented in thousands of Euros (“€’000”), rounded to the nearest thousand, unless stated otherwise.

Amendments to and interpretations of existing standards effective in the current period

The Group has adopted the following amended IFRS as of 1 January 2013:

•	IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation - Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity. The new standard does not include a change in the consolidation procedures. The standard did not have an impact on the Group’s financial statements.

•	IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures (2011). IFRS 11 distinguishes between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. An entity holding a joint operation will recognise its share in the assets, the liabilities, revenues and costs. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. An entity holding a joint venture will represent its investment in it using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures (2011). The standard did not have an impact on the Group’s financial statements.

5

ATRIUM EUROPEAN REAL ESTATE LIMITED

•	IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements replacing those in IAS 28 Investments in Associates and Joint Ventures (2011) and IAS 27 Separate Financial Statements (2011). Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, associates and joint arrangements and in unconsolidated structured entities. The standard did not have a material impact on the Group’s financial statements.

•	IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 determines that an entity shall use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. It does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting. The standard did not have a material impact on the Group’s financial statements.

•	IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged. The standard did not have a material impact on the Group’s financial statements.

•	Annual Improvements to IFRSs 2009-2011 (May 2012), addressed the following amendments: IAS 1 Presentation of Financial Statements – clarification of the requirements for comparative information, IAS 32 Financial Instruments: Presentation – tax effect on distributions to holders of equity instruments and IAS 34 Interim Financial Reporting – interim financial reporting and segment information for total assets and liabilities. The amendments did not have a material impact on the Group’s financial statements.

New standards, amendments to and interpretations of existing standards that are not yet effective and have not been adopted by the Group early

The following standards have been published and are mandatory for the Group’s accounting periods beginning on or after 1 January 2014 and subsequent periods.

•	IAS 32 Financial Instruments: Presentation-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011). An entity shall retrospectively apply those amendments for annual periods beginning on or after 1 January 2014. Earlier application is permitted. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

•	IFRS 7 Financial Instruments: Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011) amends the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position. Entities are required to apply the amendments for annual periods beginning on or after 1 January 2015. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

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ATRIUM EUROPEAN REAL ESTATE LIMITED

•	IFRS 9 Financial Instruments. In November 2009, the IASB issued IFRS 9, as a first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement (the standard is effective for annual periods beginning on or after 1 January 2015 but may be applied earlier). IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

•	IFRS 9 Financial Instruments (Amendments, October 2010) adds the requirements related to classification and measurement of financial liabilities, and de-recognition of financial assets and liabilities, to the version issued in November 2009. It also includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives. Entities are required to apply the amendments for annual periods beginning on or after 1 January 2015. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

Other new standards, amendments to and interpretations of existing standards that are not yet effective and have not already been adopted early by the Group are currently being reviewed.

Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2012.

Financial assets and liabilities

Other than as described in note 8, the Group believes that the carrying amounts of financial assets and liabilities which are carried at amortised cost in the financial statements are deemed not to be significantly different from their fair value. Loans to third parties with a book value of €8.1 million (31 December 2012: €8.1 million) were impaired to reflect the recoverable amounts.

Reclassification

Certain prior period balances have been reclassified from those initially reported in order to conform to the current period presentation.

3. Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual financial statements as at and for the year ended 31 December 2012 except for the new standards adopted by the Group as described above.

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ATRIUM EUROPEAN REAL ESTATE LIMITED

4. Standing investments

The current portfolio of standing investments of the Group consists of 156 properties (31 December 2012: 156).

	30/9/2013 €’000	31/12/2012 €’000
Balance as at 1 January	2,185,336	2,077,246
Acquisition and additions	167,816	33,629
Movements - financial leases	5,820	3,861
Transfers from developments and land	877	6,750
Currency translation difference	(4,993)	5,317
Revaluation of standing investments	13,947	58,533
Disposal	(185)	—
Balance as at the end of the period	2,368,618	2,185,336

The acquisition and additions consist of technical improvements, extensions and the acquisition in August 2013 of Galeria Dominikańska shopping centre in Wroclaw, Poland for an agreed value of €151.7 million which was revised for accounting purposes to €146.0 million due to IFRS requirements in respect of deferred taxes at initial recognition. The transaction was accounted for as an asset acquisition rather than a business combination. This is because the shopping centre is located in one of our core markets and therefore Atrium has the ability to manage it, even though an external party will continue the day to day management of the centre, working closely alongside Atrium’s in-house team of retail experts. Furthermore, Atrium has the right to make all strategic decisions and all the incumbent directors are now Atrium’s nominees.

5. Developments and land

The current portfolio of developments and land of the Group consists of 36 projects (31 December 2012: 36).

	30/9/2013 €’000	31/12/2012 €’000
Balance as at 1 January	538,395	587,351
Additions - cost of land and construction	43,753	26,161
Additions - new property	28,862	—
Movements - financial leases	2,836	(1,139)
Transfer to inventory	—	(1,744)
Transfer to standing investments	(877)	(6,750)
Transfer to assets classified as held for sale	(4,859)	—
Disposals	—	(3,310)
Interest capitalised	595	1,320
Currency translation difference	(112)	—
Revaluation of developments and land	(4,670)	(63,494)
Balance as at the end of the period	603,923	538,395

In July 2012, Atrium signed definitive contracts with a general contractor for the construction of its development project in Lublin, Poland. The total market value of Atrium Felicity at 30 September 2013 was €85.5 million, including additions of €34.6 million during the period. The total net incremental costs to complete the project are approximately €23.7 million. As at 30 September 2013, €7.4 million (31 December 2012: €2.2 million) was held as inventory and is reported within other current assets.

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ATRIUM EUROPEAN REAL ESTATE LIMITED

In July 2013, we signed agreements with the general contractor for the second phase of the redevelopment of our Atrium Copernicus centre in Torun, Poland. The total market value of the extension at 30 September 2013 was €17.3 million, including additions of €6.4 million during the period.

In June 2013, the Group acquired the remaining 76% of the shares it did not already hold in three companies which jointly own a land site in Gdansk, Poland. The initial land acquisition had been previously financed by Atrium and was presented as a long term loan to associate within the balance sheet caption “Other non current assets”. Post the share acquisitions and the assumption of control, the land, including its associated finance lease, is now presented at its fair value of €28.9 million. Please also refer to note 7.

6. Cash and cash equivalents

As at 30 September 2013, the Group held total cash and cash equivalents of €331.0 million (31 December 2012: €207.8 million). The Group held cash of €8.0 million (31 December 2012: €18.7 million) as security for guarantees and/or other restricted cash held in various banks on the Group’s behalf.

Additional information to the condensed consolidated cash flow statement regarding the acquisition of subsidiaries is as follows:

Acquisition of subsidiaries	30/9/2013 €’000
Development and land	28,863
Prepayments	6
Other receivables	10
Long term lease liabilities	(335)
Accrued expenditure	(19)
Other payables	(32)
Cash of subsidiary	51

7. Equity

As at 30 September 2013, the total number of ordinary shares issued was 374,573,267 (31 December 2012: 373,388,756 shares). During the nine month period ended 30 September 2013, Atrium paid a dividend of €0.15 (9M 2012: €0.1275) per ordinary share, which amounted to a total of €56.1 million (9M 2012: €47.6 million).

During the nine month period ended 30 September 2013, 1,615,000 options were exercised, 210,000 options were granted and 68,332 options were returned to the option pool, out of the 5,130,959 options outstanding under ESOP 2009 as at 31 December 2012. The total number of outstanding options was 3,657,627 as at 30 September 2013.

During the third quarter of 2013, 703,174 options were granted under ESOP 2013.

On 23 May 2013, Atrium established and the shareholders approved a new Employee Share Option Plan (“ESOP 2013”), under which Atrium’s Board of Directors or Compensation and Nominating Committee can grant share options to key employees, executive directors or consultants. The initial number of securities that can be issued on the exercise of options under the ESOP 2013 is limited to options representing 5,000,000 shares. Options must be granted within 10 years of ESOP 2013’s adoption. The exercise price on the date of grant of options shall be the average market value over the 30 dealing days immediately preceding the date of grant unless otherwise determined by Atrium’s Board of Directors. Options will generally be exercisable in four equal and annual tranches from the date of grant and lapse on the tenth anniversary of the date of grant. No more grants will be made under Atrium’s Employee Share Option Plan approved by the shareholders in April 2009 (“ESOP 2009”).

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ATRIUM EUROPEAN REAL ESTATE LIMITED

In January 2013, MD CE Holding Limited, a 100% owned subsidiary of Atrium, acquired the remaining 49% of the shares in Nokiton Investment Limited it did not already hold and now owns 100% of this entity and its subsidiaries. The total consideration paid and transaction costs amounted to €3.4 million.

In June 2013, through a two stage agreement, MD CE Holding Limited acquired the remaining 76% of the shares it did not already hold in Euro Mall Polska XVI Sp. z o.o., Euro Mall Polska XIX Sp. z o.o. and Euro Mall Polska XX Sp. z o.o.; consequently it now owns 100% of these entities. The total consideration paid amounted to €2.5 million.

8. Borrowings

	30/9/2013 Net book value €’000	30/9/2013 Fair value €’000	31/12/2012 Net book value €’000	31/12/2012 Fair value €’000
Bonds	500,616	508,880	193,958	202,505
Bank loans	335,497	336,430	343,103	345,378
Total	836,113	845,310	537,061	547,883

In April 2013, Atrium issued a €350 million unsecured seven year Eurobond, carrying a 4.0% coupon. The bond was rated BBB- by both S&P and Fitch, in line with Atrium’s own corporate rating. The Eurobond will mature on 20 April 2020 and the issue price was 99.57%.

In July 2013, Atrium repaid upon maturity €39.2 million bonds issued in 2003.

The fair values of loans and bonds were determined by an external appraiser using discounted cash flow models, zero-cost derivative strategies for fixing the future values of market variables and option pricing models of the Black-Scholes type.

Fair values have been determined with reference to market inputs, the most significant of which are:

•	Quoted EUR yield curve;

•	Quoted CZK yield curve;

•	Volatility of EUR swap rates;

•	Spot exchange rates CZK/EUR; and

•	Fair values of effected market transactions.

Fair value measurements used for Bonds and Loans are categorised within Level 2 of the fair value hierarchy as described in IFRS 13.

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ATRIUM EUROPEAN REAL ESTATE LIMITED

The borrowings are repayable as follows:

	30/9/2013 Net book value €’000	31/12/2012 Net book value €’000
Due within one year	35,118	74,986
In second year	77,232	6,557
In third to fifth years inclusive	271,207	347,089
After five years	452,556	108,429
Total	836,113	537,061

9. Derivatives

The Group entered into two interest rate swap contracts (“IRSs”) during 2011 in connection with two bank loans secured over newly acquired properties. These swaps exchange floating interest rates with fixed interest rates. The swaps are cash flow hedges which are designed to reduce the Group’s cash flow volatility from variable interest rates on the bank loans. The IRSs are measured at fair value using the discounted future cash flows method.

As at 30 September 2013, the IRSs are in a liability position and have a fair value of €12.4 million (31 December 2012: €17.8 million). The fair value measurements of the IRSs are derived from inputs other than quoted prices in active markets. The inputs used to determine the future cash flows are the 3 month Euribor Forward curve and an appropriate discount rate. The inputs used are derived either directly (i.e. as prices) or indirectly (i.e. from prices). Therefore, these IRSs are classified as Level 2 Fair value measurements under IFRS 13.

10. Other depreciation, amortisation and impairments

	1/1/2013-30/9/2013 €’000	1/1/2012-30/9/2012 €’000
Other depreciation and amortisation	1,438	947
Impairments	4,947	327
Total	6,385	1,274

11. Net financial expenses

	1/1/2013-30/9/2013	1/1/2012-30/9/2012
	€’000	€’000
Interest income	2,224	2,883
Interest expense	(23,028)	(17,365)
Finance lease interest expense	(4,673)	(3,498)
Foreign currency differences	(429)	6,302
Net profit/(loss) from bond buy back	—	(1,519)
Impairment of financial instruments	(1,724)	(2,350)
Other financial expenses	(77)	(1,370)
Total	(27,707)	(16,917)

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ATRIUM EUROPEAN REAL ESTATE LIMITED

12. Taxation charge for the period

	1/1/2013-30/9/2013	1/1/2012-30/9/2012
	€’000	€’000
Current period corporate income tax expense	(1,198)	(906)
Deferred tax charge	(10,679)	(12,637)
Adjustments to prior periods	(46)	—
Total	(11,923)	(13,543)

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ATRIUM EUROPEAN REAL ESTATE LIMITED

13. Segment reporting

Reportable segments

For the period ended 30 September 2013	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	151,403	—	—	151,403
Service charge income	56,832	—	—	56,832
Net property expenses	(65,217)	—	—	(65,217)
Net rental income	143,018	—	—	143,018
Net result on acquisitions and disposals	44	—	—	44
Costs connected with developments	—	(3,854)	—	(3,854)
Revaluation of investment properties	13,947	(4,670)	—	9,277
Other depreciation, amortisation and impairments	(4,539)	(37)	(1,809)	(6,385)
Administrative expenses	(8,604)	(1,167)	(8,318)	(18,089)
Net operating profit/(loss)	143,866	(9,728)	(10,127)	124,011
Net financial expense	(29,716)	1,648	361	(27,707)
Profit/(loss) before taxation for the period	114,150	(8,080)	(9,766)	96,304
Taxation credit/(charge) for the period	(11,557)	(100)	(266)	(11,923)
Profit/(loss) after taxation for the period	102,593	(8,180)	(10,032)	84,381
Investment properties	2,368,618	603,923	—	2,972,541
Segment assets	2,445,534	655,551	313,072	3,414,157
Segment liabilities	851,876	91,205	167,516	1,110,597

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ATRIUM EUROPEAN REAL ESTATE LIMITED

For the period ended 30 September 2012	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	144,594	—	—	144,594
Service charge income	55,469	—	—	55,469
Net property expenses	(62,610)	—	—	(62,610)
Net rental income	137,453	—	—	137,453
Net result on acquisitions and disposals	404	352	—	756
Costs connected with developments	—	(4,564)	—	(4,564)
Revaluation of investment properties	60,236	(35,538)	—	24,698
Other depreciation, amortisation and impairments	(936)	—	(338)	(1,274)
Administrative expenses	(8,349)	(623)	(10,744)	(19,716)
Net operating profit/(loss)	188,808	(40,373)	(11,082)	137,353
Net financial income/(expense)	(20,192)	(1,515)	4,790	(16,917)
Profit/(loss) before taxation for the period	168,616	(41,888)	(6,292)	120,436
Taxation charge for the period	(13,478)	371	(436)	(13,543)
Profit/(loss) after taxation for the period	155,138	(41,517)	(6,728)	106,893
Investment properties	2,166,633	567,069	—	2,733,702
Segment assets	2,261,272	611,114	176,501	3,048,887
Segment liabilities	634,589	95,252	8,294	738,135

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ATRIUM EUROPEAN REAL ESTATE LIMITED

14. Transactions with related parties

In March 2013, the Compensation and Nominating Committee determined employee annual bonus payments for 2012. Rachel Lavine, Chief Executive Officer, was awarded a total bonus award of €625,000 which was settled partially by the guaranteed payment of €375,000 in cash and partially via the issuance of 34,958 new shares on 22 April 2013, at €4.539 per share, net of tax. These shares are not subject to any lock-up period.

In April 2013, Rachel Lavine exercised 1,000,000 fully vested employee share options and accordingly received 532,184 new shares, net of tax, as a result of a cashless exercise pursuant to a separate agreement with Atrium in accordance with the terms of ESOP 2009.

In August 2013, Gazit-Globe Ltd. (“Gazit-Globe”) purchased 20,416,463 shares from Apollo Global Real Estate (“Apollo”), representing approximately 5.5% of Atrium’s total shares. Following the acquisition, Gazit-Globe holds 149,325,178 and Apollo holds 52,069,621 shares in Atrium, representing approximately 39.9% and 13.9% respectively of Atrium total shares as at 30 September 2013.

15. Contingencies

There were no significant changes in the contingencies of the Group to those reported in note 2.41 of the Annual Financial Report 2012. Atrium is involved in certain claims submitted by holders of Austrian Depositary Receipts alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 8 November 2013, the latest practicable date prior to authorisation of this report, the aggregate amounts claimed in proceedings to which Atrium was then a party in this regard was approximately €14.5 million. The number of claims and amounts claimed are expected to fluctuate over time as proceedings develop, are dismissed, withdrawn or otherwise resolved.

The claims are at varying stages of development and are expected to be resolved over a number of years. While a provision has been recorded in respect of these proceedings, based on current knowledge and management assumptions and includes the estimated associated expenses, the actual outcome of the claims and the timing of their resolution cannot be estimated reliably by the Company at this time. Atrium rejects the claims and is defending them vigorously.

The continuing uncertainty in the various economies in which the Group has its operations and assets, especially the euro zone and the developing markets in which the Group invests, could lead to significant changes in the values of the Group’s assets during subsequent periods. Management is not presently able to assess, with accuracy, the extent of any such changes.

16. Subsequent events

In its meeting on 11 November 2013, the Company’s Board of Directors approved a dividend distribution for the fourth quarter of 2013 amounting to €0.06 per share. For 2014, the dividend will increase to at least €0.24 per share and will be paid in 4 quarterly installments of €0.06 per share at the end of each calendar quarter starting from the first quarter of 2014 (subject to any legal and regulatory requirements and restrictions of commercial viability).

The Board also approved in that same meeting, the appointment of Roger Orf, as a non-executive director, following the retirement from the Board of Dipak Rastogi.

15

ATRIUM EUROPEAN REAL ESTATE LIMITED

Independent Review Report to Atrium European Real Estate Limited

Introduction

We have been engaged by Atrium European Real Estate Limited (“Atrium”) to review the condensed consolidated set of financial statements in the interim financial report for the nine months ended 30 September 2013 which comprises the condensed consolidated statement of financial position as at 30 September 2013, the condensed consolidated income statement for the three month and nine month periods ending 30 September 2013, the condensed consolidated statement of comprehensive income for the three month and nine month periods ending 30 September 2013, the condensed consolidated cash flow statement and the consolidated statement of changes in equity for the nine months ended 30 September 2013, and the related explanatory notes.

We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

This report is made solely to Atrium in accordance with the terms of our engagement. Our review has been undertaken so that we might state to Atrium those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Atrium for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors.

As disclosed in note 2, the annual consolidated financial statements of Atrium are prepared in accordance with International Financial Reporting Standards as endorsed by the EU. The condensed consolidated set of financial statements included in this interim financial report has been prepared in accordance with IAS 34 “Interim Financial Reporting” as endorsed by the EU.

Our responsibility

Our responsibility is to express to Atrium a conclusion on the condensed consolidated set of financial statements in the interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

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ATRIUM EUROPEAN REAL ESTATE LIMITED

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the nine months ended 30 September 2013 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as endorsed by the EU.

Heather J MacCallum

for and on behalf of KPMG Channel Islands Limited

Chartered Accountants and Recognized Auditor

37 Esplanade

St Helier

Jersey

JE4 8WQ

11 November 2013

Notes:

•	The maintenance and integrity of the Atrium European Real Estate Limited website is the responsibility of the directors, the work carried out by KPMG Channel Islands Limited does not involve consideration of these matters and, accordingly, KPMG Channel Islands Limited accept no responsibility for any changes that may have occurred to the condensed consolidated set of financial statements or review report since the 11 November 2013. KPMG Channel Islands Limited has carried out no procedures of any nature subsequent to 11 November 2013 which in any way extends this date.

•	Legislation in Jersey governing the preparation and dissemination of condensed consolidated financial statements may differ from legislation in other jurisdictions. The directors shall remain responsible for establishing and controlling the process for doing so, and for ensuring that the condensed consolidated financial statements are complete and unaltered in any way.

17

ATRIUM EUROPEAN REAL ESTATE LIMITED

Directors, Group Executive Management, Professional Advisors and Principal Locations

Directors:

Chaim Katzman

Rachel Lavine

Joseph Azrack

Noam Ben-Ozer

Peter Linneman

Simon Radford

Roger Orf

Aharon Soffer

Thomas Wernink

Andrew Wignall

Group Executive Management:

Rachel Lavine	CEO
Soňa Hýbnerová	CFO
Nils-Christian Hakert	COO
Thomas Schoutens	CDO
Geraldine Copeland-Wright	GC
Liad Barzilai	Head of Acquisitions
Ljudmila Popova	Head of Business Development & Investor Relations

Administrator and Registrar:

Aztec Financial Services (Jersey) Limited

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Independent Auditors:

KPMG Channel Islands Limited

Chartered Accountants

37 Esplanade

St Helier

Jersey

JE4 8WQ

Media Relations Advisor:

FTI Consulting

Holborn Gate, 26 Southampton Buildings

London, WC2A 1PB, UK

Registered office:

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Principal locations:

Czech Republic

Manhattan Real Estate Management s.r.o.

U Libeňského pivovaru 63/2, CZ-180-00

Prague

Hungary

Manhattan Real Estate Management Kft

Bécsi út 154, HU-1032

Budapest

The Netherlands

Atrium European Management NV

World Trade Center, C tower, Strawinskylaan 941,

1077 XX

Amsterdam

Poland

Atrium Poland Real Estate Management Sp. z o.o.

Al. Jerozolimskie 148, PL-02–326

Warsaw

Romania

Atrium Romania Real Estate Management SRL

Auchan Mall Office, Et.1, Office

2 560A Iuliu Maniu Boulevard

Bucharest

Russia

OOO Manhattan Real Estate Management

JAVAD Business Centre, The Triumph Palace

Chapaevskiy pereulok, Building 3, RU-125057

Moscow

How to contact us:

Website: www.aere.com

Analysts & Investors: ir@aere.com

Media: atrium@fticonsulting.com

General enquiries: atrium@aere.com

Cover photo: Atrium Promenada shopping centre in Warsaw, Poland

18

Gazit-Globe Ltd

Purchase Price Allocation of Atrium European Real Estate Limited November, 2013

- final -

BDO Ziv Haft Amot Bituach House Building B, 48 Menachem Begin Road, Tel Aviv 66180 Israel www.bdo.co.il

November 19, 2013

Mr. Gil kotler, CFO

Gazit-Globe Ltd.

Re: A Purchase Price Allocation of Atrium European Real Estate Limited.

In accordance with a request by Mr Shlomo Cohen, controller of Gazit-Globe Ltd. (Hereinafter: “Gazit-Globe”) at September 8, 2013, BDO Ziv Haft Consulting & Management Ltd. (Hereinafter: “BDO”) has performed an investigation and valuation of the net assets of Atrium European Real Estate Ltd. (Hereinafter: “Atrium” or/and the “Company”) acquired by Gazit-Globe, as of August 29, 2013, (Hereinafter: “Valuation date”) based on the company’s financial statement as of June 30, 2013 (Hereinafter: the “PPA Study”).

The PPA Study is based upon data and information delivered to us by the Company and its management. Among data and information used are:

•	The company’s audited Financial Reports as of, December 31 2012, and unaudited Financial Reports as of, June 30 2012 and June 30, 2013;

•	The company’s unaudited Financial Reports as of September 30, 2013.

•	Details regarding the acquisition;

•	Investment property valuation, prepared by Cushman & Wakefield;
•	An external Valuation Study of capital leases, Loans and Bonds;

•	Other financial data regarding the financial data, in an electronic sheet;

•	Public data regarding the Company;

•	Conversations with Gazit-Globe’s management;

•	Oral and written References from Gazit-Globe’s management;

While preparing this PPA, BDO used the data and information supplied by the Company without examining its correctness and completeness. The data and information received from the Company were assumed correct, and any reliance thereof is neither confirmation nor verification of their validity. BDO and its employees are not responsible for the completeness or accuracy of the aforementioned data, or for any inaccuracy, error, omission or any other fault caused by using the aforementioned data.

The valuation of the Company’s assets involves assumptions, estimates and forecasts, yet supposed to reasonably assess the economic value based on the available information at the time of the evaluation. Any change in the different variables or supplemental information may affect the outcomes of the evaluation, and consequently the conclusions of the analysis.

This Purchase Price Allocation report contains forward-looking statements, with respect to the Company, its financial condition and projected results of its operations. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, changes in general economic conditions, failure to forecast the market trends, and specific risks associated with the nature of target markets and unanticipated events or circumstances. Changes in economic conditions and market trends might significantly affect the valuation.

Gazit-Globe Ltd | November, 2013 |	2

Details regarding the valuation specialist and Pini Shmueli Nisan

BDO was founded by the partners of BDO Certified Public Accountants. BDO is part of the international BDO network, provides a full range of business services required for national and international businesses in any sector. BDO has vast experience in the following fields: business valuations, financial and tax due diligence, goodwill and intangible assets valuations, financial analyses, business plans, project finance PFI/PPP advisory, M&A, investment banking and more.

Pini is a Senior Partner and Head of the Corporate Finance Department. Pini holds a BA in Economics and Business Administration from the Ben-Gurion University and MA in Economics from the Tel-Aviv University.

Pini has over 15 years of experience in consulting and management, including extensive experience in business, strategic and economic consulting.

Pini conducted complex pricing projects, valuations and cost analyses for leading Israeli companies. In addition, he has acquired substantial experience in economic and strategic consulting in the fields of industry and technology.

We hereby consent to the reference to, and attachment of, our report dated November 19, 2013, relating to the investigation and valuation of the assets of Atrium, in and to the financial statements of Gazit-Globe and its parent, Norstar Holdings inc.

Your exclusive remedy and BDO’s sole liability to you, for any cause whatsoever will be limited to the fees paid to BDO under this Agreement. The foregoing limitation will apply regardless of the form of action, whether contract or tort, including without limitation, negligence, except that such limitation shall not apply in the case of gross negligence, revenue, data, use of other commercial injury, or any special, incidental, indirect or consequential damages, suffered by Gazit-Globe or any third party, whether or not BDO has been advised of the possibility of such loss, injury, damages or third party claim, under any cause of action arising out of or relating to this Agreement.

You acknowledge that Gazit-Globe is solely responsible for the payment of all fees, expenses, indemnification or other amounts due under or in connection with this engagement. Gazit-Globe shall indemnify, defend, hold harmless, and release BDO from and against any and all claims, lawsuits, judgments, proceedings, damages, costs, and expenses (including court costs and reasonable attorney’s fees) in any manner relating to, arising out or associated with this engagement or any of the services provided by BDO under this Agreement, except that such indemnity shall not apply in the case of gross negligence or willful misconduct by BDO.

Gazit-Globe Ltd | November, 2013 |	3

BDO reserves the right to update the evaluation in light of new information, which was not introduced prior to this analysis.

Summary of findings

Following is a summary of our PPA study:

Acquisition model	TEUR	TEUR
	100%	5.4514%
Purchase Price (including acquisition-related costs)	1,610,760	87,808
Total net Assets, relating to Atrium’s share holders	2,313,687	126,127

Difference	(702,927)	(38,319)
Adjustments to shareholders’ equity:
Outstanding ESOP- relating to NCI	(3,846)	(210)
Goodwill (book value)	(7,616)	(415)
Other assets - VAT	(7,966)	(434)
Loans & Bonds	(6,796)	(370)
Short and Long term lease liabilities	(10,649)	(581)
Deferred tax assets	3,910	213

Gain from bargain purchase	(669,964)	(36,522)

We would be delighted to be of any assistance.

Sincerely yours,

Pini Shmueli Nisan, Senior Partner

BDO Ziv Haft

Consulting & Management Ltd.

Gazit-Globe Ltd | November, 2013 |	4

Contents
Company Overview	6
Financial Statements	11
Methodology	14
Purchase Price Allocation	20
Appendix A – Markets Overview	28
Appendix B- Atrium’s Share Data	36
Appendix C- ESOP	38
Appendix D- Previous PPA Studies In Last 3 Years	41
Appendix E- equity multiplier of the companies’ sample	43

Gazit-Globe Ltd | November, 2013 |

Section 1

Company Overview

Gazit-Globe Ltd | November, 2013 |	6

Company Overview

General Description

Atrium is a leading company focused on owning, operating and developing shopping centres in Central and Eastern Europe which has been founded under the law of Jersey, Channel Islands, in 1997.

The Company has been listed on the Vienna Stock Exchange (ATR) since 2002 and on the Euronext NYSE since August 2009.

Since its founding, Atrium’s portfolio has grown dynamically:

Atrium operates mainly in Poland, the Czech republic, Slovakia, Russia, Hungary and Romania, and its portfolio includes 156 standing investment properties with a total market value of approximately 2.2 billion EUR. In addition the Company has a significant portfolio of development projects and has established a land bank of over 3.11 million square meters for potential future development.

The Company’s vision is focused on becoming the leading owner, operator and developer of food anchored shopping centres in Central and Eastern Europe.

The portfolio will be weighted towards income generating shopping centres producing stable cash flow in the long term, with growth provided by acquisitions and by a selected number of development projects, either of new shopping centres or extensions to existing ones.

Strategy

The strategy of Atrium is to focus on the management, ownership and development of shopping centres that are anchored by a supermarket or a hypermarket. Atrium is pursuing growth through the acquisition of income producing assets in the more stable Central and Eastern European countries, such as Poland, the Czech Republic and Slovakia, where it believes it can create value and best utilise its strong cash position and low leverage.

Atrium will further supplement its growth strategy, by executing a number of full scale development projects. Atrium is also implementing a programme of improvements to its current portfolio of standing investments to achieve growth through the re-development and refurbishment of existing assets, in order to increase income and improve the value of the Company’s portfolio.

Credit Rating

On April 2013, both Standard & Poor‘s and Fitch improved the long-term rating for Atrium from BB+ to BBB- with a stable outlook. The Company’s management believes that the positive decision by both rating agencies is an important step in the repositioning of the Company and reflects progress made on operational, financial and legal issues.

Gazit-Globe Ltd | November, 2013 |	7

Company Overview

Atrium’s Results for the first six months of 2013

Gross Rental Income

Atrium’s 156 standing investment properties, located across seven countries. produced the following results in terms of gross and net rental income during the six months of 2013:

		Gross			Net
	6M 2012	6M 2013	Change in	6M 2012	6M 2013	Change in
Country	TEUR	TEUR	%	TEUR	TEUR	%
1 Poland	36,950	38,043	3.0	37,242	38,827	4.3
2 Czech Republic	19,185	19,079	(0.6)	17,611	17,287	(1.8)
3 Slovakia	5,674	5,677	0.1	5,589	5,553	(0.6)
4 Russia	25,887	29,835	15.3	24,008	27,406	14.2
5 Hungary	4,314	3,962	(8.2)	3,752	3,382	(9.9)
6 Romania	3,616	3,827	5.8	3,288	3,462	5.3
7 Latvia	531	707	33.1	247	360	45.7

Total	96,157	101,130	5.2	91,737	96,277	4.9

During the six months of 2013, gross rental income (Hereinafter: “GRI”) improved by 5.2 % to 101.1m EUR while NRI increased by 4.9% to 96.3m EUR. The GRI growth is due to the company’s ability to create value through assets management, and high performance in the Russian market. The 15.3% increase in Russia reflects rental indexation, higher base and turnover rents, and the benefit of additional rental income from a transaction completed in 2012. The GRI growth in Romania and Poland is mostly due to rental indexation.

Gross Rental Income

In Latvia, a higher occupancy and rental indexation drove the GRI growth. The Czech Krona offset is mainly responsible to the modest decrease in the Czech republic, and the flat growth in GRI in Slovakia reflects the stability of the Slovakian economy.

The decline in GRI in Hungary resulted from the weakening of the country economy, which leads to a lower occupancy.

Standing Investments

As mentioned before, Atrium’s 156 standing investment properties, located across seven countries.

The following table, describes Atrium’s standing investments, by region, as of June 30, 2013:

Country	No. of properties	% of portfolio	Gross lettable area, sqm	% of GLA	Market value TEUR	% of market
Poland	21	13%	390,200	31%	1,035,828	47%
Czech Republic	98	63%	375,400	30%	435,462	20%
Slovakia	3	2%	65,500	5%	145,830	7%
Russia	7	4%	237,000	19%	424,802	19%
Hungary	25	16%	104,500	8%	76,865	3%
Romania	1	1%	53,400	4%	70,590	3%
Latvia	1	1%	20,400	2%	14,320	1%

Total	156	100%	1,246,400	100%	2,203,697	100%

Gazit-Globe Ltd | November, 2013 |	8

Company Overview

Standing Investments

Following is company’s standing investments yields and occupancy for June 30, 2013:

Country	Net equivalent yield* (weighted average)	Occupancy (EPRA)	Occupancy (GLA)**
Poland	6.9%	97.4%	97.0%
Czech Republic	8.1%	97.5%	96.4%
Slovakia	7.7%	98.3%	97.9%
Russia	12.2%	99.3%	99.0%
Hungary	9.6%	93.8%	97.2%
Romania	9.1%	100.0%	99.7%
Latvia	12.0%	91.5%	96.0%

Average	8.4%	98.0%	97.4%

Source- Atrium’s financial reports.
*	The net equivalent yield takes into account the current and potential net rental income, occupancy and lease expiries.
**	As of December 31, 2012.

The market value of Atrium’s standing investments properties increased during the first six months of 2013 to 2,204m EUR, as of June 30, 2013. The 19m EUR growth, compared to 2,185m EUR in December 31 2012, is comprised of 11.6m EUR revaluation, and 13.6m EUR of additions (mainly of properties). The increase in was offset by 6.8m EUR currency translation differences due to the Czech Krona weakening.

In Russia, the portfolio value increased by 24.4m EUR, resulting from a significant change in tenant mix, which drove the estimated rental value upwards. The company Polish portfolio was devalued by 6.2m EUR due to a decrease in estimated rental value, and the Hungarian portfolio was devalued by 6.6m EUR, attributed to the weakening economy.

Occupancy

European Public Real Estate Association’s (Hereinafter: “EPRA”) Best Practice Recommendations issued in October 2010 provides for an occupancy definition based on estimated rental values. This varies from the definition, based on GLA that has historically been applied by the Group.

Atrium’s focus on asset management and building relationships with tenants saw it sign 959 leases during 2012, of which 565 were to new tenants and 394 were renewals. Atrium’s assets occupancy rate remains steady on in the six months of 2013. As of June 30, 2013 occupancy rate according to EPRA was 98%, equal to December 31, 2012 occupancy rate, represents the highest level achieved since the current operational team took over the management of the Group in 2008.

Development Activities

Atrium undertakes a continued evaluation of its entire development and land portfolio, in order to determine the best approach for each of the assets in its pipeline. Any decision to commence development takes into account specific factors, such as the location, the size of the project, the economic situation in the country and the risk profile.

At June 30, 2013 the Atrium’s development and land portfolio was valued at 592.7m EUR, and comprised of 36 projects at all stages of development. In aggregate, 93% of the portfolio by value, and 83% by size, is concentrated in Poland, Russia and Turkey.

Gazit-Globe Ltd | November, 2013 |	9

Company Overview

Development Activities

The company has identified eight priority projects already with a building permit or for which the required administrative decisions might be obtained in the relatively near term. These developments are primarily focused in Poland and Russia and include a number of lower risk extensions to existing assets. In each case, initial feasibility studies have been completed and the Board has given preliminary “green light” approval to invest and to take the project to the next stage of readiness prior to definitive commitment. Such additional investment may include, for instance, costs associated with amending building permits and confirming interest from potential tenants by securing pre-leasing agreements. Indicatively, in the event that all eight projects (and no others) progressed to full development, the company’s management estimate a total incremental development spend of approximately 152m EUR over the next three to four years. Within these eight priority projects two are under development. These developments are all in Poland and include the 75,000 sqm GLA Atrium Felicity shopping centres in Lublin, which has been the main focus of the company’s development team’s efforts during the first half year. The total market value of Atrium Felicity at 30 June 2013 was 70.1m EUR and the net incremental costs to completion are now assessed at approximately 39.4m EUR.

Development Activities

In July 2013, Atrium signed agreements with the general contractor for the second phase of the redevelopment of Atrium Copernicus centre in Torun, Poland. Together with the first phase multi-level car park expansion, the total extension will add an additional 17,300 sqm of GLA and a further 640 parking spaces to the centre upon completion in late 2014. As of June 30, 2013, 65% of the extension has already been pre-let. The total market value of the extensions at 30 June 2013 was e15.3 million and the incremental costs to completion are assessed at approximately 26.8m EUR.

The remaining six identified priority projects are all extensions to existing income producing assets. Three, including our Atrium Promenada centre, are located in Poland and three are in Russia.

In June 2013, Atrium acquired the remaining 76% of the shares which it did not already hold in three companies which jointly own a land site in Gdansk, Poland. The initial land acquisition had been previously financed by Atrium, and was presented as a long term loan. Post the share acquisitions and the assumption of control, the land, including its finance lease is now presented within developments and land at its fair value of 28.9m EUR.

Gazit-Globe Ltd | November, 2013 |	10

Section 2

Financial Statements

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Financial Statements

Balance Sheets

Following are the Company’s audited balance sheets as of December 31, 2012 and 2011, and unaudited balance sheets as of June 30, 2013:

	December	December	June
TEUR	31, 2011	31, 2012	30, 2013
Assets
Non Curremt assets
Standing Investments	2,077,246	2,185,336	2,203,697
Developments and Land	587,351	538,395	592,665
Other Property, Plant and Equipment	2,196	8,569	9,369
Goodwill	11,475	11,025	7,616
Deferred Tax Assets	2,330	8,742	5,301
Financial Instruments	41,240	38,047	8,427
Other Assets	43,537	27,003	24,039

Total Non Curremt assets	2,765,375	2,817,117	2,851,114

Curremt assets
Recievables from Tenants	14,267	15,018	15,807
Prepayments	14,777	12,504	12,982
Other Receivables	8,693	10,813	14,776
Income Tax Recievables	2,564	2,168	2,528
Financial Instruments	101	59	52
Cash and Cash Equivalents	234,924	207,843	529,853

Total Curremt Assets	275,326	248,405	575,998

Total Assets	3,040,701	3,065,522	3,427,112

Balance Sheets

	December	December	June
TEUR	31, 2011	31, 2012	30, 2013
Equity and Liabilities
Equity for owners of parent	2,279,826	2,284,433	2,295,418
Non-controlling interest	(15,283)	(3,061)	(710)

Total Equity	2,264,543	2,281,372	2,294,708

Non Curremt Liabilities
Long Term Borrowings	542,662	462,075	804,188
Deferred Tax Liabilities	76,758	98,775	104,160
Long Term Liabilities from Leases	44,483	47,320	46,827
Other Long Term Liabilities	26,517	38,558	34,145

Total non Curremt Liabilities	690,420	646,728	989,320

Curremt Liabilities
Trade and Other Payables	36,338	23,946	30,831
Payables related to Acquisitions	485	389	(3)
Accrued Expenditure	22,959	22,458	24,776
Short Term Borrowings	25,330	74,986	75,305
Income Tax Payable	37	946	545
Advance Payments Received	589	14,697	11,630

Total Curremt Liabilities	85,738	137,422	143,084

Total Equity and Liabilities	3,040,701	3,065,522	3,427,112

Gazit-Globe Ltd | November, 2013 |	12

Financial Statements

Profit and Loss Statements

Following are the Company’s audited profit and loss statements for the twelve months ended on December 31, 2010-2012, and unaudited profit and loss for the six months ended June 30, 2012 and for the six months ended June 30, 2013:

TEUR	FY 2010	FY 2011	FY 2012	H1 2012	H1 2013
Gross Rental Income	151,462	172,173	193,475	96,157	101,130
Service Charge Income	64,141	68,431	73,762	37,162	38,136
Net Property Expenses	(81,108)	(85,734)	(85,958)	(41,582)	(42,989)

Net Rental Income	134,495	154,870	181,279	91,737	96,277

Net Result on Acuisitions and Disposals	(164)	31,791	793	355	67
Cost Connected with Developments	(3,485)	(4,660)	(6,161)	(3,430)	(2,164)
Revaluation of Investment Properties	30,889	77,321	(4,961)	32,978	7,513
Other Depreciation, Amortisation and Impairments	(3,869)	(1,392)	(1,835)	(792)	(5,552)
Net Administrative Expenses	(32,416)	(37,770)	(29,125)	(12,215)	(12,853)

Net Operating Profit/ (Loss)	125,450	220,160	139,990	108,633	83,288

Interest Income	6,829	6,120	3,883	1,955	1,974
Interest Expenses	(19,478)	(23,242)	(23,103)	(12,050)	(14,169)
Other Financial Income and Expenses	13,038	(33,341)	(4,697)	(7,619)	(9,384)

Profit/ (loss) before Taxation	125,839	169,697	116,073	90,919	61,709

Taxation Credit/ (Charge) for the year	(14,781)	(26,451)	(19,898)	(14,215)	(9,631)

Profit/ (loss) after Taxation for the year	111,058	143,246	96,175	76,704	52,078

Attribute to Owners of parent	112,423	145,270	98,712	79,238	52,106
Attribute to Non controlling interest	(1,365)	(2,024)	(2,537)	(2,534)	(28)

Gazit-Globe Ltd | November, 2013 |	13

Section 3

Methodology

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Methodology

General

Gazit-Globe’s held approximately 34.4% of Atrium’s shares, before the last acquisition, and shared a contractual arrangement of Joint control relating to Atrium, with CPI European Fund (Hereinafter: “CPI”), which is managed by Apollo Global Real Estate Management LP.

On august 29, 2013 Gazit-Globe acquired, in an off exchange transaction, approximately 5.45% of Atrium’s share capital. After the aforementioned acquisition, Gazit-Globe continued to maintain joint control in Atrium, with CPI. Therefore, Gazit-Globe is continuing to account for its investment in Atrium, in accordance with the International Financial Reporting Standard 11, joint Arrangements (IFRS 11). According to IFRS 11 a joint venturer shall recognise its interest in a joint venture as an investment and shall account for that investment using the equity method in accordance with IAS 28 -Investments in Associates and Joint Ventures. Paragraph 26 of IAS 28 indicates that the concepts underlying the procedures used in accounting for the acquisition of a subsidiary are also adopted in accounting for the acquisition of an investment in an associate or a joint venture.

In accordance with the common practice, We had implement the principles of International Financial Reporting Standard 3, Business Combinations (IFRS 3), referring to the additional acquired percentage, merely.

General

According to IFRS 3, the Venturer is required to identify the identifiable assets and liabilities of the jointly controlled entity, at the acquisition date.

The goodwill figure was derived by applying the “Residual Approach”. Under this approach, the Purchase Price is allocated to tangible assets and to specifically identifiable intangible assets, net of liabilities, with any remainder allocated to goodwill.

The Acquisition Method

According to IFRS 3, An entity shall account for each business combination by applying the acquisition method.

Applying the acquisition method requires:

a)	identifying the acquirer;

b)	determining the acquisition date;

c)	recognising and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and

d)	Recognising and measuring goodwill or a gain from a bargain purchase.

Gazit-Globe Ltd | November, 2013 |	15

Methodology

Identifying the acquirer

For each business combination, one of the combining entities shall be identified as the acquirer.

Determining the acquisition date

The acquirer shall identify the acquisition date, which is the date on which it obtains control of the acquiree.

The date on which the acquirer obtains control of the acquiree is generally the date on which the acquirer legally transfers the consideration, acquires the assets and assumes the liabilities of the acquiree—the closing date.

Recognising and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquire

As of the acquisition date, the acquirer shall recognise, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree.

Classifying or designating identifiable assets acquired and liabilities assumed in a business combination

At the acquisition date, the acquirer shall classify or designate the identifiable assets acquired and liabilities assumed as necessary to apply other IFRSs subsequently. The acquirer shall make those classifications or designations on the basis of the contractual terms, economic conditions, its operating or accounting policies and other pertinent conditions as they exist at the acquisition date.

Measurement principle

The acquirer shall measure the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values.

Recognising and measuring goodwill or a gain from a bargain purchase

The acquirer shall recognise goodwill as of the acquisition date measured as the excess of (a) over (b) below:

(a)	the aggregate of:

1.	1. the consideration transferred measured in accordance with this IFRS, which generally requires acquisition-date fair value;

2.	the amount of any non-controlling interest in the acquiree measured

3.	in accordance with this IFRS; and

Gazit-Globe Ltd | November, 2013 |	16

Methodology

Recognising and measuring goodwill or a gain from a bargain purchase

4.	In a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree.

(b)	The net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed measured in accordance with IFRS 3.

Bargain purchases

Before recognising a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognise any additional assets or liabilities that are identified in that review. The acquirer shall then review the procedures used to measure the amounts this IFRS requires to be recognised at the acquisition date for all of the following:

(a) the identifiable assets acquired and liabilities assumed;

(b) the non-controlling interest in the acquiree, if any;

(c) for a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree; and

(d) The consideration transferred.

Bargain purchases

The objective of the review is to ensure that the measurements appropriately reflect consideration of all available information as of the acquisition date.

Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the Net assets Acquired exceed the purchase price.

If that excess remains after applying the requirements, the acquirer shall recognise the resulting gain in profit or loss on the acquisition date. The gain shall be attributed to the acquirer.

Approaches to Valuation

The generally accepted approaches to valuate an asset’s fair value, are commonly referred to as the following:

1.	Market approach;

2.	Income approach;

3.	Asset-based approach.

Within each category, a variety of methodologies exist to assist in the estimation of fair value. The following sections contain a brief overview of the theoretical basis of each approach, as well as a discussion of the specific methodologies relevant to the analyses performed.

Gazit-Globe Ltd | November, 2013 |	17

Methodology

Approaches to Valuation

Market Approach

The market approach references actual transactions in the equity of the enterprise being valued or transactions in similar enterprises that are traded in the public markets. Third-party transactions in the equity of an enterprise generally represent the best estimate of fair market value if they are done at arm’s length. In using transactions from similar enterprises, there are two primary methods. The first often referred to as the Guideline Transactions.

Method, involves determining valuation multiples from sales of enterprises with similar financial and operating characteristics and applying those multiples to the subject enterprise. The second, often referred to as the Guideline Public Company Method involves identifying and selecting publicly traded enterprises with financial and operating characteristics similar to the enterprise being valued. Once publicly traded enterprises are identified, valuation multiples can be derived, adjusted for comparability, and then applied to the subject enterprise to estimate the value of its equity or invested capital.

Approaches to Valuation

Income Approach

The income approach is based on the premise that the value of a security or asset is the present value of the future earning capacity that is available for distribution to investors in the security or asset. A commonly used methodology under the income approach is a discounted cash flow analysis. A discounted cash flow analysis involves forecasting the appropriate cash flow stream over an appropriate period and then discounting it back to a present value at an appropriate discount rate. This discount rate should consider the time value of money, inflation, and the risk inherent in ownership of the asset or security interest being valued.

Asset-Based Approach.

A third approach to the valuation is the asset-based approach. The discrete valuation of an asset using an asset-based approach is based upon the concept of replacement as an indicator of value. A prudent investor would pay no more for an asset than the amount for which he or she could replace the asset new. The asset-based approach establishes value based on the cost of reproducing or replacing the property, less depreciation from physical deterioration and functional obsolescence, if present and measurable. This approach generally provides the most reliable indication of the value of land improvements, special-purpose buildings, special structures, systems, and special machinery and equipment. The asset based approach had used in this study.

Gazit-Globe Ltd | November, 2013 |	18

Methodology

Share-based payment

According to the IFRS 3, A.G. B62A and B62B, the acquiree may have outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions. If vested, those acquiree share-based payment transactions are part of the non-controlling interest in the acquiree and are measured at their market-based measure. If unvested, they are measured at their market-based measure as if the acquisition date were the grant date in accordance with IFRS 2.

The market-based measure of unvested share-based payment transactions is allocated to the non-controlling interest on the basis of the ratio of the portion of the vesting period completed to the greater of the total vesting period or the original vesting period of the share-based payment transaction. The balance is allocated to post-combination service.

Gazit-Globe Ltd | November, 2013 |	19

Section 4

Purchase Price Allocation

Gazit-Globe Ltd | November, 2013 |	20

Purchase Price Allocation

General – Consideration Amount

As mentioned before, Atrium is a public company, which listed on the Vienna Stock Exchange (ATR) and Amsterdam Stock Exchange.

In August 29, 2013, Gazit-Globe acquired, in an off market transaction, an amount of 20,416,463 shares, representing approximately 5.45% of Atrium’s Share Capital. In return for these shares, Gazit-Globe paid an amount of 87.791 million Euro. In addition, the acquisition-related cost paid by Gazit-Globe summed-up to the amount of 17 TEUR. In accordance with the common practice, in step by step acquisition, under significant influence, the acquisition-related cost is added to the total purchase price. Therefore, the purchase price we used for the PPA study is 87.808 million Euros.

According to the acquisition details, Gazit-Globe, acquired an additional shares of the Company, without change the relations for accounting purpose (after the acquisition, Gazit-Globe still maintaining a joint control in the company).

According to the IFRS and its interpretations, a Venturer, which acquire an additional shares of the jointly controlled entity, without change the relations for accounting purpose, should apply a ‘partial step-up’ approach, whereby goodwill and other are calculated on the incremental interest acquired as a residual after valuing the incremental share of identifiable net assets at fair value. This results in identifiable net assets being valued on a mixed measurement basis.

Valuation of Intangible Assets

Therefore, the PPA study includes approximately 5.45% of the Company’s assets and liabilities, as the Company’s partly acquired by Gazit-Globe.

In order to recognize an intangible asset, IAS 38 establishes two criteria: contractual-legal criterion (the asset arises from contractual or other legal rights) and separability criterion (that is- it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged). Intangible assets that meet the former criterion shall be recognized even if the asset is not transferable or separable from the acquired entity. If an asset does not meet the former criterion, it shall be recognized if it meets the later criterion (i.e. if it is separable from the acquired entity).

In order to recognize intangible assets that transferred in the acquisition, we examine the existing of possible intangible assets in Atrium. As a result of the analysis, mentioned above, we concluded that no intangible asset had transferred in the acquisition.

Gazit-Globe Ltd | November, 2013 |	21

Purchase Price Allocation

Balance Sheet – Market Value

Following is the Company’s balance sheet as of June 30, 2013 by fair value, comparing to book value (in thousands Euro):

TEUR	note	100% Book	100% Fair Value	100% Difference	5.4514% Fair Value
Tangible Assets
Standing investments (SI)	1	2,203,697	2,203,697	—	120,131
Development and Land (DL)	1	592,665	592,665	—	32,308
PP&E Other property, plant and equipment	2	3,046	3,046	—	166
Goodwill	3	7,616	—	(7,616)	—
Other intangible assets	2	6,323	6,323	—	345
Financial investments subs & associates		325	325	—	—
Financial instruments (long term)	4	8,102	8,102	—	442
Deferred tax assets	5	5,301	9,211	3,910	502
Other assets	6	24,039	16,073	(7,966)	876
Receivables from tenants		15,807	15,807	—	862
Prepayments		12,982	12,982	—	708
Financial receivables (accrued interest)		83	83	—	5
Other receivables		14,693	14,693	—	801
Income tax receivable		2,528	2,528	—	138
Financial instruments (short term)		52	52	—	3
Cash and cash equivalents		529,853	529,853	—	28,884

Total Tangible Assets		3,427,112	3,415,440	(11,672)	186,170

Balance Sheet – Market Value

TEUR	note	100% Book	100% Fair Value	100% Difference	5.4514% Fair Value
Loans & Bonds	7	879,493	886,289	6,796	48,315
Deferred tax liabilities	8	104,160	104,160	—	5,678
Provisions	9	2,507	2,507	—	137
lease liabilities	10	54,913	65,562	10,649	3,574
Other long term liabilities	11	31,638	31,638	—	1,725
Trade payables		4,230	4,230	—	231
Payables related to acquisitions		(3)	(3)	—	(0)
Financial payables (accrued interest)		10,007	10,007	—	546
Accrued expenditure		24,776	24,776	—	1,351
Other payables (without short term lease liabilities)	10	8,508	8,508	—	464
Advance payments received		11,630	11,630	—	634
Income tax payable		545	545	—	30
Total Tangible Liabilities		1,132,404	1,149,849	17,445	62,682

Total Assets, Net		2,294,708	2,265,591	(29,117)	123,488

Non Controlling Interest	12	(710)	3,136	3,846	171
Partial Addition To The Shareholders’ Equity	13	18,269	18,269	—	996
Total Assets, net relating to Atrium’s share holders		2,313,687	2,280,724	(32,963)	124,330
Gain from bargain purchase	14		(669,964)		(36,522)

Purchase Price (including acquisition-related costs)	15		1,610,760		87,808

Gazit-Globe Ltd | November, 2013 |	22

Purchase Price Allocation

Notes

Notes

1.	Standing investment properties and development and lands - According to IAS 40, an investment property shall be measured initially at its cost. Transaction costs shall be included in the initial measurement. After the initial recognition, an entity shall choose as its accounting policy either the fair value model or the cost model, and shall apply that policy to all of its investment property.

The Company chose to recognize the Investment property using the fair value model. The Company evaluate its Investment property and development land quarterly, primarily using a real estate valuation expert. Hence, the book value of the investment property, as of June 30, 2013, represents its fair value.

We have received the valuation reports for the development lands as of December 31, 2012. Gazit-Globe doesn’t have valuation reports as of June 30 2013. Yet, According to Gazit-Globe management, the development lands fair value is approximately at its fair value as of December 31, 2012.

We have received the valuation reports for the standing investments as of June 30, 2013, and valuation reports for development and lands as of December 31, 2012. The valuation reports were performed by Cushman & Wakefield, a global real estate services provider, as of June 30, 2013.

We had reviewed Cushman & Wakefield’s valuations and examined whether the valuation’s assumptions are reasonable. Our reasonability analysis included analysis and examination of the average yields in each of the Company’s operational regions, under the assumption that the extent assets’ spread may decrease the risk of each of the individual assets. Based on the aforementioned review, we concluded, that Cushman & Wakefield’s analysis’ assumptions and conclusions are not unreasonable. We have not done any independent examination of the assets and/or the information provided. Changes in the main assumptions and/or information provided in the valuation may change the conclusions and the value of the property.

Properties have been valued according to conventional techniques such as hardcore, and term and reversion.

In the hardcore method the income considered to be sustainable (e.g. all income at or below market levels) is capitalised at a certain level, and the “top slice” or “froth” e.g. any over-rented elements is capitalised at a separate rate until lease expiry. This enables a separate risk profile to be attached to the “riskier” over-rented element. The capitalisation rates applied are implicit in terms of rental growth and most other risks, although the specialist explicit in its calculations that the capitalisation rates are in terms of voids and costs.

Gazit-Globe Ltd | November, 2013 |	23

Purchase Price Allocation

Notes

Notes

In the term and reversion method, the passing income stream is capitalised for the duration of the unexpired lease and income thereafter then reverts to the sustainable rental level (the rental value) and capitalised in perpetuity. The selection of yield reflects “all risks” including variables such as voids, risk of shortfall etc. as well as rental fluctuations in rental income through growth. Income growth over the lease through indexation is also reflected in the yield.

2.	PP&E other property, plant and equipment and other intangible assets (Hereinafter in this paragraph: “the Balance”) – The Balance consists of the Company’s property (fixtures, software, licenses, etc.). Since the book value of the Balance is 0.1% out of the Company’s total balance sheet and due to material considerations, we concluded that there is no material difference between the book value and the fair value of the Balance. Therefore, no adjustment had been made.

3.	Goodwill – According to the international accounting standards, the acquirer should cancel a goodwill, which was present in the investee balance sheet, before the date of acquisition.

4.	Financial instruments (long-term) – Consist of loans granted by the Company to its partners in certain projects which its fair value approximates its book value. Therefore, no adjustment had made.
5.	Deferred tax assets - The deferred tax asset are recognized in accordance with the international accounting standards. According to IFRS 3, the acquirer shall recognise and measure a deferred tax asset or liability arising from the assets acquired and liabilities assumed in a business combination in accordance with IAS 12 - Income Taxes. Therefore, we adjusted the deferred tax balance, to the long term borrowing, leasing and VAT assets fair value, based on each country corporate tax rate.

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Purchase Price Allocation

Notes

Notes

The following table presents the deferred tax adjustment calculation:

	100% Book Value	100% Fair Value	Difference	Country Corporate Tax Rate	100% Deffered Tax Asset
VAT - Russia	1,524	863	(661)	20%	132
VAT - Turkey	22,304	15,029	(7,275)	20%	1,455
VAT - Bulgaria	186	157	(29)	10%	3
bonds - Jersey	(539,284)	(545,100)	(5,817)	0%	—
loans - Poland	(180,760)	(181,585)	(825)	19%	157
loans - Czech	(114,855)	(114,489)	366	19%	(70)
loans - Slovakia	(44,594)	(45,116)	(522)	23%	120
Lease - Czech	(8,792)	(8,774)	19	19%	(4)
Lease - Russia	(20,785)	(29,591)	(8,806)	20%	1,761
Lease - Latvia	(85)	(72)	13	15%	(2)
Lease - Poland	(25,067)	(26,924)	(1,858)	19%	353
Lease - Slovakia	(184)	(201)	(17)	23%	4

Total	(910,392)	(935,803)	(25,411)		3,910

6.	Other assets - Other assets mainly consist of long term VAT receivables. The VAT receivables represent the Company’s eligibility for VAT returns mainly for its projects in Russia and Turkey. According to the Company’s management, the VAT returns are mostly expected to be received in 1 to 5 years, as of the Valuation Date.

The assets fair value, was evaluated in consideration of the exercised date and the common return rates on assets in the abovementioned countries.

The following table presents the VAT Receivables valuation, as of June 30, 2013:

30/06/2013	30/06/2014	30/06/2015	30/06/2016	30/06/2017	30/06/2018
VAT- Russia	—	25	—	—	1,499
Period	1.00	2.00	3.00	4.00	5.00
Discount Rate	12.20%

Discounted Cash Flow	—	20	—	—	843

30/06/2013	30/06/2014	30/06/2015	30/06/2016	30/06/2017	30/06/2018
VAT- Turkey	—	—	—	—	22,304
Period	1.00	2.00	3.00	4.00	5.00
Discount Rate	8.22%

Discounted Cash Flow	—	—	—	—	15,029

30/06/2013	30/06/2014	30/06/2015	30/06/2016	30/06/2017	30/06/2018
VAT- Bulgaria	—	186	—		—
Period	1.00	2.00	3.00	4.00	5.00
Discount Rate	9.00%

Discounted Cash Flow	—	157	—	—	—

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Purchase Price Allocation

Notes

Notes

7.	Loans and Bonds - The bonds and loans balance is consist of loans from banks and corporate bonds. In order to evaluate the fair value of the loan and bonds, we based on an external expert valuation, performed to the Company. It should be mentioned, that we examine the bonds and loan’s valuation and found it reasonable.

8.	Deferred tax liabilities - the deferred tax liabilities are recognized in accordance with the international accounting standards.

According to IFRS 3, the acquirer shall recognise and measure a deferred tax asset or liability arising from the assets acquired and liabilities assumed in a business combination in accordance with IAS 12 Income Taxes. Therefore, no adjustment had been made.

9.	Provisions - According to the company’s management, the fair value of legal disputes is approximate to its book Value as of June 30, 2013.

10.	Lease liabilities - Refers to the company’s lease liabilities. In order to evaluate the fair value of the lease liabilities, we based on an external expert valuation, performed to the company. It should be mentioned, that we examine the lease liabilities valuation and found it reasonable.
11.	Other long term liabilities - mainly consist of long term deposits from tenants, which will repaid to the tenants when the rental contract will terminate. The deposits are not bearing interest. In addition, the book value of the other long term liabilities is less than 1% out of the Company’s total balance sheet. Therefore, there is no material difference between the book value and the fair value of the other long term liabilities and no adjustment had made.

12.	Non Controlling Interest - consists of Share based payment reserve in the amount of Euro 4,563 thousands. According to the purchase price allocation methodology, as mentioned above, the account of share based payment, was neutralized from share capital and was added to the non controlling interests at its fair value. The outstanding options fair value based on B&S model. The outstanding options fair value is Euro 3,846 thousands (see appendix C).

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Purchase Price Allocation

Notes

Notes

13.	Adjustment To The Shareholders’ Equity - Since the date of acquisition was on August 29, 2013, we adjusted the company’s shareholders’ equity by an amount equal to the change in the shareholders’ equity during the period between June 30, 2013 and the acquisition date’ on a linear basis.

In other words, for reasons of simplicity, we assumed that the company’s net income and the changes in company’s various capital funds were evenly distributed throughout the period from June 30, 2013 to September 30, 2013.

It should be noted that after the acquisition date, the company executed a dividend distribution to its owners (which is an individual event) that is not included in the purchase agreement (I.e in the consideration amount) and the sellers are not entitled to receive it back, therefor we neutralized this event from the addition to the shareholders’ equity of the parent company (i.e. the reduction of the company’s equity due to this dividends distribution).

The following table presents Shareholders’ Equity adjustment calculation:

	TEUR	TEUR
	100%	5.4514%
Other Comprehansive Loss for the period	(4,915)	(268)
Net profit for the period	32,318	1,762

Shareholder interest	27,403	1,494

0.667	18,269	996

14.	Gain from bargain purchase - The gain from bargain purchase figure was derived by applying the “Residual Approach” under this approach; the Purchase Price is allocated to tangible assets, with any remainder allocated to goodwill. Accordingly, the fair value of the goodwill totaled to approximately (36.5)m EUR.

According to IFRS 3, paragraph 34, the acquirer shall recognize the resulting gain in profit or loss, on the acquisition date. We had reexamined the purchase price allocation procedure and we didn’t find any incompatibilities.

15.	See section 4 - The Acquisition (consideration amount after acquisition costs).

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Section 5

Appendix A – Markets Overview

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Appendix A- Market Overview1

Russia, Moscow

Macro overview

The Russian economy continued its rapid growth in 2012, with GDP set to increase by 3.4%. The estimated real growth of the Russian GDP in 2013 is 3.2% ..Inflation continued its falling to 5.1% in 2012, a 3.3% lower than the inflation rate in 2011 (8.4%).

In 2011, Russia became the world’s leading producer, surpassing Saudi Arabia. Russia is the second-largest producer of natural gas, and holds the world’s largest natural gas reserves, the second-largest coal reserves, and the eighth largest crude oil reserves. Russia is also a top exporter of metals such as steel and primary aluminium.

Average oil price in the first quarter of 2013, was 111 USD per barrel. On the back of high oil price the rouble appreciated to 30.86 RUB per US.

[1]	Eastern Europe, Market Snapshot 2012. Colliers International - http://www.colliers.com/colliersaboutus.

Russia, Moscow

Retail Market

High level of retail spending makes Russia a highly attractive market. In addition, Russia is characterized by one of the highest retail sales growth forecast among the European countries.

Russian retail real estate market received 300,000 sqm of new quality premises in q1 2013, this is 7% higher than the Q1 level of 2011 (281,000 sqm) and is 28% less than in q1 2012 (385,000 sqm).

Retailers continue to show significant interest in Russia taking account of positive dynamics of macroeconomic indicators. Several foreign retailers targeted the Russian market in Q1 2013.

Rental rates for Class A premises in the central business district will be at 3,000–4,500 USD per sqm annum, and average rents were 500–1800 USD per sqm annum.

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Appendix A- Market Overview

Russia, Moscow

Investment Market

Q1 2013 has seen the highest volume of investment deals in Moscow history, as more than $2 billion worth of assets transacted by the end of the quarter. This volume is 104% up compared with Q1 2012.

Historically, investments in offices dominated the real estate investments market. The situation has changed in Q1 2013, as retail real estate was 57% of retail investment market, compared to 37% in 2012, while offices real estate investment fell from 43% to 37%.

In Q1 2013, investments in Moscow contributed, 96% of total investments in Russia’ compared to 87% in Q1 2012.

Poland

Macro overview

In 2011 the Polish economy continued to perform strongly in comparison to other European countries. As a result of knock-on effects from the euro zone the polish economy lost its momentum in 2012

Investment and consumer spending have been hit particularly hard, while net exports have been the main driver of growth. The economy is believed to have been reached a low point from which it is now well placed to rebound thanks to a reduction in the budget deficit, an accumulation of

Poland

precautionary savings by consumers and an improved outlook for its main export markets, especially Germany. In addition, recent rapid monetary easing should stimulate the economy in due course.

Demand

Occupier demand for shopping centre space is modest and shows variations between both regional and individual schemes. More than 90 international brands entered the Polish market in 2010-2012, mostly from the fashion industry sector, followed by restaurants, footwear and leather accessories as well as health & beauty. Major launches in 2013 included Sports Direct (sport), Brice (fashion) and Sinsay (fashion).

Investment Market

In Q1-2 2013 the retail investment volume exceeded 600m EUR. With the relatively good economic background, investors continue to favour high-quality retail property in large cities. Although this asset class commands higher prices and is less profitable, it is perceived as a safe haven investment that offers long, secure income streams, which is the key criterion for investment funds.

European entities, especially French, British and German investors, are the dominating retail investment market. Some investors such as Europa Capital, Griffin, Kulczyk Silverstein Properties or Portico Investments are looking for value-added schemes, which require a more active asset management providing good growth opportunities.

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Appendix A- Market Overview

Poland

Prime yields are stable, at around 6%, driven by strong demand for prime product. Yields for secondary retail assets have, typically, 200-300 basis point premiums on prime yields. The yield gap observed is a result of limited demand for this type of product and is expected to widen in the short term.

Czech Republic

Macro overview

In 2012, the Czech economy fell into a recession due to a slump in external demand. GDP reduced in 2012 by 1.2% in comparison to 2011’s GDP growth of 1.8%.

According to data gathered by the Industrial Research Forum, there were 103,100 sqm on new premises delivered to the Czech market in the course of H1 2013.

Total stock of modern A-class warehouse and industrial properties in the Czech Republic currently stands at 4.292 million sqm and includes 107 developer-led industrial parks. The largest portion (one third) of the Czech industrial stock is held by CTP.

Czech Republic

Gross take-up in H1 2013 amounted to 467,200 sqm representing a y-o-y increase of 25%. The largest volume of the lease commitments (46%) were signed in the Greater Prague area. 45% of the total gross take-up (208,600 sqm) was signed in Q1 2013, the remaining portion was transacted in Q2 2013 (258,400 sqm). 3PL and production companies both generated 43% of the gross take-up.

According to the Industrial Research Forum, renegotiations accounted for 44% of the H1 2013 gross take-up, representing 206,800 sqm of renewed lease contracts. Lease renewal for 45,045 sqm signed by a logistic services provided HOPI at PointPark Prague D1 remains the largest transaction of H1 2013.

Net take-up in H1 2013, excluding renegotiations, reached 260,200 sqm being just 3% above the H1 2012 results.156,600 sqm (i.e. 60%) were signed in Q2 2013. The largest portion of new lease contracts was again concluded on the Prague market (37% in Q2 2013 and 28% in the course of H1 2013). The largest new leasing commitment signed in the Czech Republic during H1 2013 was the contract between Grammer and CTP at CTPark Žatec for 32,000 sqm of industrial space.

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Appendix A- Market Overview

Czech Republic

There were over 371,100 sqm of modern warehouse premises vacant in the entire country at the end of H1 2013 representing a countrywide vacancy rate of 8.65%. Compared to the previous quarter the vacancy rate in the Czech Republic grew by 55 bps. The vacancy rate also increased in the Greater Prague area and currently stands at 10.4% which represents nearly 176,700 sqm of industrial premises ready for occupation. The highest rate of vacancy is in the Olomouc region (16.3%).

The prime headline rent achieved in the Czech Republic currently stands at 4.25 EUR/sqm/ month. The rents for mezzanine office space stand between 8.00–9.00 EUR/sqm/month. Standard service charge rates reached the level of 0.50-0.65 EUR/sqm/month.

Slovakia

Macro overview

Despite the economic slowdown Slovakia still has good potential for economic growth compared to most of the rest of Europe.

Slovak banks are in very good health, having passed the EBA’s recapitalisation tests and are thus in a position to resume commercial and property lending.

The automotive industry has recorded an expansion of their production facilities in the country, helping to sustain jobs and boost exports.

Slovakia

That said, the wider European economic backdrop means that although inflation trend down over 2012, unemployment will increase slightly.

Investment Market

The Slovak investment market in commercial real estate is waking up after the last year’s weak activity. In the first half of 2013, investments on the commercial real estate market reached approximately 100m EUR. Forecasts expect to see double the volume of investments in the second half.

In the last few years, the real estate market has been stagnating in Slovakia and Europe, affected by the global economic crisis. This year, however, the commercial real estate market began waking up and the investors showed their interest to invest. The volume of investments on the Slovak commercial buildings market reached approximately EUR 100 million in the first six months of this year.

Office Market

Demand for office space in the Bratislava office market increased over the quarter by approximately 30%, with 25,936 sqm taken-up in Q2. Occupiers from the IT and the professional services sector were most active.

On the supply side, there was no new space completed in Q2 2013, as the completion of Panon Office (6,000 sqm) was delayed and Forum Business Centre was not yet finally approved. As at the end of Q2 2013, there is only

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Appendix A- Market Overview

Slovakia

one office project under construction with expected delivery in Q3 2014. The overall office vacancy rate has decreased to 13.6% from 14.3% at the end of March.

Prime rents in Bratislava’s best locations remained stable, with rents ranging between €13.50 and €15.00 sqm. Rental levels in the Inner City zone range between €10.50 and €12.50 per sqm, while rents in the Outer City district have stabilised between €8.00 and €10.00 per sqm. Rents are expected to remain stable in the medium-term across most submarkets.

Retail Market

The total modern retail stock in Slovakia increased to approximately 1.54 million sqm. The modern retail stock in Bratislava totals approximately 538,000 sqm. The majority of the retail stock consists of space which was delivered to the market after the year 2000. The total modern retail stock in the Slovak regions reached 1 million sqm.

Slovakia

Consumer expenditure has been subdued across all sectors in Slovakia on the back of weakening economic fundamentals over the recent period. The expected growth for 2012-2014 is 2% and for 2012-2016up to 2.8%.

Retailer demand for new retail space is relatively low, especially in areas with higher saturation and lower income. For prime retail space, demand remains stable, both in Bratislava and in the regions. Retailers’ movement from lower quality centres to prime centres starts to be a common trend in Slovakia as the gap between primary and secondary properties is expected to widen further. Incentives for tenants have played an important role in the decision-making process.

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Appendix A- Market Overview

Hungary

Macro overview

After contracting through 2012, the economy is expected to start expanding at a subdued pace in the course of 2013. Partly due to a rising participation rate, unemployment is projected to increase until mid-2014. As deleveraging, high uncertainty and poor business confidence will continue to weigh on private domestic demand, growth will hinge on exports and the current account surplus should widen further. Though moderated by economic slack, core inflation is projected to remain somewhat above 3% over the projection horizon as inflation expectations remain entrenched at a high level.

DEMAND

Demand for retail space besides prime centres remains weak.

The occupational market will stagnate in 2013; there aren’t many new brands in expansion.

The majority of occupiers remain cautious; international retailers are focusing exclusively on Budapest, mostly on prime shopping centres and prime high street locations.

Hungary

Vacancy rates in these segments of the Budapest market are limited. The best performing schemes in the capital remain: Mammut I and II, Westend City Centre ‘Arkad. Arena Plaza and Allee.

Retail Market

In general, the retail market is typified by instability, investment activity has slowed down and the amount of ongoing deals is very limited.

On the supply side – as the government has prohibited the construction of new shopping centres larger than 300 sqm, or the extension of existing ones (by more than300 sqm) from 1st January 2012 for 3 years, supply is also limited.

Investment Market

Negative market sentiment still dominates the investment market.

Transaction volumes in 2012 sank to 55m EUR, which was less than the half of the past year’s figure of 121m EUR.

In total 5 deals were concluded, 38% of which consisted of the Carpathian portfolio.

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Appendix A- Market Overview

Romania

Macro overview

2013 is expected to see modest acceleration in GDP growth, followed by a stronger pickup in 2014. Private consumption is expected to be soft this year on the back of high inflation and rising unemployment.

Monetary easing has been hinted several times by the National Bank, Albeit with a strict condition that the current high inflation stabilises first. Alongside improvements in external demand, this should give the much needed boost to the economy from 2014 onwards.

The main risk to this forecast is strained relationship between the president and the prime minister, which may impact on the perception of the country’s political stability and undermine investor confidence.

In addition, worsening of the situation in the euro zone following recent events in Cyprus may delay the recovery of external demand.

DEMAND

The tenant market remains affected by a shortage of pipeline projects and limiting expansion opportunities. Nevertheless, demand is being generated by the aggressive expansion strategies of international food operators seeking supermarkets and convenience stores.

Large international chains are also continuing to expand as they take advantage of good terms, including fit-out contributions and turnover rents.

Romania

We expect demand to increase in 2013 in comparison with 2012. This will mainly be created by international food and fashion operators.

Retail Market

In H1 2013 only one shopping centre was delivered in Romania (Uvertura Mall Botosani, 15,000 sqm GLA). Total retail stock at the end of Q2 2013 is stable (approx. 2.7 million sqm), out of which 30% is located in Bucharest. Shopping centres account for 56% of the total modern stock in Romania, while retail parks account for 43.5% and factory outlet centres for 0.6%. By the end of H2 2013 Cora (Constanta), Promenada Mall (Bucharest), AFI Palace (Ploiesti) and Galati Shopping City are expected to be operational.

Investment Market

Trading volumes for 2012 stood at approximately 95m EUR, which was an increase on the previous year but well below pre-crisis levels. It included 4 transactions, namely:

1.	The acquisition of a hypermarket unit in Iris Shopping Centre (Pitesti) by Auchan, for 29m EUR;

2.	The distressed asset disposal of Liberty Center by its financing banks, for approximately 60m EUR;

3.	The sale of a high street unit in downtown Bucharest, for 4m EUR;

4.	The sale of a 1,563 sqm high street building let entirely by Zara in Sibiu, for EUR 2 million.

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Section 6

Appendix B- Atrium’s Share Data

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Appendix B- Atrium’s Share Data

Appendix B- Atrium’s Share Data

The following chart presents the Company’s share data from the beginning of 2013:

Source: Bloomberg

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Section 7

Appendix C- ESOP

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Appendix C- ESOP

Appendix C—ESOP—Non Controlling Interest (Adjustment 12)

Following are the main assumptions for the company’s outstanding options evaluation, based on B&S model:

•	Evaluation date—29/08/2013

•	Stock price 4.29 Euro—as quoted in the Amsterdam stock exchange at the evaluation date.

•	The options exercise prices are in EUR terms. Therefore, the interest rates which we used for the B&S calculation is the annual risk free rates according to the yield rates of the EURO benchmarks curve for the expected terms. The risk free rates for the granted options ranges between 0.2 % and 1.8% as follow:

Period	RF-euro benchmarks curve
N=1	0.19%
N=2	0.24%
N=3	0.41%
N=4	0.65%
N=5	0.82%
N=10	1.85%

*	Source: Bloomberg

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Appendix C- ESOP

Appendix C—ESOP -Non Controlling Interest (Adjustment 12)

•	The stock’s volatility was calculated based on the company stock’s weekly close price, adjusted for dividends and splits, for the relevant periods. Volatility rate for the granted options ranges are between 22.5 % and 52.1% as follow:

Period	Volatility
N=1	22.5%
N=2	27.7%
N=3	27.6%
N=4	37.9%
N=5	66.5%
N=10	52.1%

•	Maturity—since substantially all of the options awarded to senior employees we assumed the exercise would occur in the last day of the option life.

•	According to the B&S formula, the fair value of the outstanding ESOP is 5,383 TEUR. After the IFRS3 adjustment (according to A.G. B62A+B) the fair value of the outstanding ESOP which required to be added to non controlling interest (on the basis of the vesting period) is 3,846 TEUR.

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Section 8

Appendix D- Previous PPA Studies In Last 3 Years

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Appendix D- Previous PPA Studies In Last 3 Years

Appendix D—Previous PPA Studies In Last 3 Years

•	The following table presents the summary of our previous PPA studies in last 3 years:

Acquisition Date	September 30, 2011	December 31, 2011	August 29, 2013
Amount of Shares	6,032,717	6,746,383	20,416,463
Total Assets, net per share	6.05	6.03	6.09

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Section 9

Appendix E- Equity Multiplier of The Companies’ Sample

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Appendix E- equity multiplier of the companies’ sample

The following table presents the equity multiplier of the companies’ sample:

	Market cap as at	Equity (without
	29/8/13	minority)	M/E
ATRIUM EUROPEAN REAL ESTATE	1.59	2.30	0.69
GAGFAH SA	2.01	2.06	0.97
CONWERT IMMOBILIEN INVEST SE	0.69	1.08	0.64
S IMMO AG	0.32	0.50	0.63
GSW IMMOBILIEN AG	1.66	1.46	1.14
PSP SWISS PROPERTY AG-REG	3.64	3.73	0.98
Eurocommercial	1.13	1.28	0.88
Immofinanz	3.39	5.46	0.62
Mercialys	1.34	1.54	0.87
Corio	2.91	3.78	0.77
DEUTSCHE WOHNEN AG-BR	2.23	1.96	1.14

Average	1.90	2.29	0.85

Median	1.66	1.96	0.87

NIN	0.32	0.50	0.62

MAX	3.64	5.46	1.14

As it can be seen in the above table, the equity multiplier of Atrium is at the range of the equity multiplier of the companies’ sample.

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